28

08002191

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lingzi (Cayman Islands)

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

FILE NO. 82- 34910 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/28/08

File No.: 82-34910

RECEIVED

2008 APR 28 P 1:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立之有限公司)
(Stock Code 證券編號: 322)

12-31-07
AR/S

Annual Report 年報 2007



2007 TAIWAN BRAND
RISING STAR
冰红茶
畅快十足
红烧牛肉面

康師傅

於2007年錄得1.95億美元的股東應佔溢利
並同時銷售了98.5億個單位的方便麵和
108.7億個單位的包裝飲品
康師傅產品
深受中國消費者喜愛…

Tingyi's

profit attributable to equity holders of the
Company in 2007 reached US$195
million with 9.85 billion units in sales of
instant noodles and
10.87 billion units in packaged drinks.
Master Kong products are highly
appreciated by China consumers...

File No.: 82-34910

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

If you have sold or transferred all your shares in Tingyi (Cayman Islands) Holding Corp., you should at once hand this document and the accompanying 2007 Annual Report and form of proxy to the purchaser or to the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or to the transferee.

If you are in any doubt as to any aspect of this document or as to any action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China on Monday, 2 June 2008 at 3:00 p.m. is set out on pages 11 to 14 of this document.

Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's Principal Place of Business in Hong Kong at Suite 5607, 56th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

* *For identification purpose only*

21 April 2008

In this document, the following expressions have the following meanings, unless the context requires otherwise:

"Annual General Meeting"	the annual general meeting of the Company to be held on 2 June 2008 at 3:00 p.m. or any adjournment thereof the notice of which is set out on pages 11 to 14 of this document
"Articles"	the Articles of Association of the Company
"Board" or "Directors"	the board of Directors of the Company, or where the context so admits, the directors of the Company
"Company"	Tingyi (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the Main Board of the Stock Exchange
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	15 April 2008, being the latest practicable date prior to the printing of this document for ascertaining certain information referred to in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Registrar"	the Company's share registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
"Repurchase Mandate"	a general and unconditional mandate to exercise all powers of the Company to repurchase Shares during the period as set out in the Repurchase Resolution up to a maximum of 10 per cent. of the issued share capital of the Company at the date of the Repurchase Resolution
"Repurchase Resolution"	the proposed ordinary resolution as referred to in resolution number 6 of the notice of Annual General Meeting
"Sanyo"	Sanyo Foods Co., Ltd., a company incorporated in Japan with limited liability
"SFO"	Securities and Futures Ordinance
"Share(s)"	share(s) of US$0.005 each in the share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Ting Hsin"	Ting Hsin (Cayman Islands) Holding Corp., a company incorporated in the Cayman Islands with limited liability

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

Executive Directors:
Mr. Wei Ing-Chou
(Chairman and Chief Executive Officer)
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wei Ying-Chiao
Mr. Wu Chung-Yi
Mr. Junichiro Ida

Independent Non-executive Directors:
Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Michio Kuwahara

Hong Kong Office:
Suite 5607
56th Floor
Central Plaza
18 Harbour Road
Wanchai
Hong Kong

21 April 2008

To the shareholders of the Company

Dear Sir or Madam,

PROPOSALS FOR GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENT TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

It is proposed that at the Annual General Meeting of Tingyi (Cayman Islands) Holding Corp. to be held on Monday, 2 June 2008, the notice of which is set out on pages 11 to 14 of this document, ordinary resolutions will be proposed to grant the Directors general mandates to issue and repurchase shares of US$0.005 each in the capital of the Company and to approve the re-election of directors. A special resolution will also be proposed to amend the Articles.

* *For identification purpose only*

CLOSURE OF REGISTER OF MEMBERS

For the purpose of determining the entitlements of Shareholders to vote at the Annual General Meeting, the register of members of the Company will be closed from Thursday, 29 May 2008 to Monday, 2 June 2008 (both days inclusive).

In order to attend and vote at the Annual General Meeting, Shareholders must lodge any transfers of Shares (with the relevant share certificates) with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited of Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:30 p.m. on Wednesday, 28 May 2008.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given the Repurchase Mandate to repurchase Share not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company in issue as at the date of the Repurchase Resolution.

The Repurchase Mandate would continue in force until the conclusion of the next annual general meeting of the Company unless it is renewed at such meeting or until revoked or varied by ordinary resolution of the shareholders in general meeting prior to the next annual general meeting.

An explanatory statement which contains all the information reasonably necessary to enable you to make an informed decision in relation to the proposed resolution regarding the Repurchase Mandate as required by the Listing Rules is set out in Appendix I to this document.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to issue 1,117,741,072 Shares representing up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of such resolution, and on the basis that no further shares will be issued or repurchased during the period from 15 April 2008, being the Latest Practicable Date, to the Annual General Meeting. In addition, a resolution will be proposed to be passed to authorize the Directors to issue, allot and deal with Shares in an amount equal to the aggregate issued share capital repurchased under the Repurchase Mandate since the granting of the general mandate to issue shares.

RE-ELECTION OF DIRECTORS

Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this document.

AMENDMENT TO THE ARTICLES

The Directors propose to amend the existing Articles so that the securities seal of the Company can be printed on certificates for shares or other securities issued by the Company.

ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the general mandate for Directors to issue new Shares and the Repurchase Mandate, is set out on pages 11 to 14 of this document. Shareholders are advised to read the notice and to complete and return the accompanying form of proxy for use at the Annual General Meeting in accordance with the instructions printed thereon.

PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69 of the Articles of Association of the Company, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Pursuant to Article 74 of the Articles of Association of the Company, at any general meeting on a show of hands every member who is present in person or by proxy (or, in the case of a member being a corporation by its duly authorised representative) shall have one vote, and on a poll every member present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy shall have one vote for each share registered in his name in the register. On a poll a member entitled to more than one vote is under no obligation to cast all his votes in the same way.

RECOMMENDATION

The Directors consider that the granting of the general mandates to issue new Shares and to repurchase Shares, the re-election of the retiring Directors and the amendment to the Articles are all in the best interest of the Company and its Shareholders and so recommend you to vote in favour of the resolutions at the Annual General Meeting.

Yours faithfully,
On behalf of the board
Wei Ing-Chou
Chairman

This Appendix serves as an explanatory statement, as required by the Listing Rules, to provide the requisite information to you for your consideration of the proposed Repurchase Mandate.

1. **Listing Rules**

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the most important of which are summarised below:

(a) *Source of Funds*

Repurchases must be made out of funds which are legally available for such purpose in accordance with the laws of the Cayman Islands and the memorandum and articles of association of the company.

(b) *Maximum number of shares to be repurchased and subsequent issues*

A maximum of 10% of the issued share capital of the company as at the date of passing the relevant resolution granting the general mandate may be repurchased on the Stock Exchange.

(c) *Shares to be repurchased*

The Listing Rules provide that the shares which are proposed to be repurchased by a company must be fully paid up.

2. **Share Capital**

As at 15 April 2008, being the Latest Practicable Date, the Company had 5,588,705,360 Shares.

Subject to the passing of the ordinary resolution to approve the Repurchase Mandate, and on the basis that no further shares will be issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to purchase a maximum of 558,870,536 fully paid up Shares representing 10% of the issued share capital of the Company.

3. **Reasons for Repurchases**

Whilst the Directors do not presently intend to repurchase any Shares, they believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement in the value of the Shares and/or earnings per share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

4. **Funding of Repurchases**

In repurchasing Shares, the Company may only apply its available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company. Such funds include profits available for distribution and the proceeds of fresh issues of Shares made for the purpose of the repurchases.

If the Repurchase Mandate were exercised in full, there could be a material adverse effect on the working capital position of the Group or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Group (as compared with the position disclosed in the audited consolidated accounts as at 31 December 2007). The Directors therefore do not propose to exercise the Repurchase Mandate to such an extent unless the Directors determined that such repurchases were taking account of all relevant factors, in the best interests of the Group.

5. **Share Prices**

The highest and lowest prices at which Shares have been traded on the Stock Exchange during each of the months from May 2007 to the Latest Practicable Date were as follows:

	Price per share	
	Highest	**Lowest**
	(HK$)	*(HK$)*
2007		
May	9.80	7.76
June	9.15	8.52
July	10.00	9.01
August	11.22	7.81
September	12.20	10.70
October	12.34	10.60
November	11.80	9.85
December	12.80	11.00
2008		
January	13.56	8.80
February	12.22	9.71
March	10.72	8.45
April#	11.00	9.90

 # Up to and including the Latest Practicable Date.

6. **Undertaking**

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, has any present intention to sell any Shares to the Company or its subsidiaries under the Repurchase Mandate if such Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange that, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of the Cayman Islands.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Repurchase Mandate is approved by the Shareholders.

7. **Takeovers Code**

If as a result of a share repurchase by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of Rule 32 of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Ting Hsin held 2,044,827,866 Shares, representing approximately 36.5886% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 32.52% by Rich Cheer Holdings Limited (Rich Cheer) and as to the remaining 12.38% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. Rich Cheer is beneficially owned by the spouses of Wei, Ing-Chou, Wei, Ying Chiao, Wei Yin-Chun and Wei Yin-Heng in equal shares. In addition, Sanyo also held 1,854,827,866 Shares, representing approximately 33.1889% of the issued share capital of the Company, as at the Latest Practicable Date. If the Company exercises the right to repurchase the maximum of 558,870,536 shares in the Company, the respective percentage of shareholdings held by Ting Hsin will increase from 36.5886% to 40.6500% and Sanyo will increase from 33.1889% to 36.88%. Such increase may give rise to an obligation for Ting Hsin and Sanyo to make a mandatory offer under Rule 26 of the Takeovers Code. However, the Company may not repurchase shares which would result in the amount of shares held by the public being reduced to less than 25%. The Directors will be cautioned in exercising the Repurchase Mandate and have no intention to exercise the Repurchase Mandate to such extent which would result in Ting Hsin and Sanyo becoming obliged to make a mandatory offer.

8. **Repurchases made by the Company**

During the previous six months preceding the Latest Practicable Date, the Company did not repurchase any Shares through the Stock Exchange or otherwise. In addition, the Company will not repurchase Shares pursuant to the Repurchase Mandate to such an extent as to result in the amount of Shares held by the public falling below 25%.

The particulars of the Directors proposed to be re-elected at the Annual General Meeting are as follows:

(1) **Mr. Taskeshi IDA, aged 78, Executive Director**

Takeshi IDA, aged 78, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

Mr. Ida is the father of Mr. Junichiro Ida, a Executive Director of the Group. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Ida has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2007, he received a total emolument of US$84,000. The emoluments payable to Mr. Ida is subject to review by the Board each year. The emoluments of Mr. Ida are determined by reference to his duties and responsibilities within the Group.

Save as disclosed above, Mr. Ida (i) does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO; and (ii) is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Ida has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders of the Company.

(2) **Mr. LEE Tiong-Hock, aged 68, Independent Non-executive Director**

LEE Tiong-Hock, aged 68, has been appointed as an independent Non-executive Director of the Group since September 2004. Mr. Lee has over 28 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Lee has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2007, he received a total emolument of US$62,000. The emoluments payable to Mr. Lee is subject to review by the Board each year. The emoluments of Mr. Lee are determined by reference to his duties and responsibilities within the Group.

Mr. Lee does not have, and is not deemed to have, any interests or short positions in any shares, underlying shares or debentures of Company and its associated corporations within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Lee is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Lee has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

(3) **Mr. WEI, Ying-Chiao, aged 52, Executive Director**

WEI Ying-Chiao, aged 52, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive experience in retail business and marketing experience in food related business. He is also a director and a shareholder of Ting Hsin. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Wei has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirement in the Articles of Association of the Company. In the financial year ended 31 December 2007, he received a total emolument of US$66,000. The emoluments payable to Mr. Wu is subject to review by the Board each year. The emoluments of Mr. Wei are determined by reference to his duties and responsibilities within the Group.

As at the Latest Practicable Date, Ting Hsin held 2,044,827,866 Shares, representing approximately 36.5886% of the issued share capital of the Company. Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investment Limited, as to approximately 32.52% by Rich Cheer.

Save as disclosed above, Mr. Wei (i) does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO; and (ii) is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Wei has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders of the Company.

(4) **Mr. Michio KUWAHARA, aged 60, Independent Non-executive Director**

Michio KUWAHARA, aged 60, has been appointed as an Independent Non-executive Director of the Group since 1 April 2008. He is the Senior Executive Vice President of Marubeni Corporation and Adviser to the President of the Living Essentials Group. After graduating from Tokyo University of Foreign Studies in 1972, he joined Marubeni Corporation and worked for over 36 years. He has been in charge of Transportation Machinery Division, Industrial Machinery and Information Business Division, President and CEO of Marubeni America Corporation. Save as disclosed above, he has not held any positions with the Company or other members of the Group.

Mr. Kuwahara has not entered into a service agreement with the Company and with no fixed term of his service subject to the requirements in the Articles of Association of the Company. The emoluments payable to Mr. Kuwahara is subject to review by the Board each year. The emolument of Mr. Kuwahara are determined by reference to his duties and responsibilities within the Group.

Mr. Kuwahara does not have, and is not deemed to have, any interests or short positions in any Shares, underlying shares or debentures of the Company and its associated corporations within the meaning of Part XV of the SFO. Mr. Kuwahara is not connected with any other directors, senior management, substantial or controlling shareholders of the Company. Mr. Kuwahara has not held directorship or major appointment in any other listed public companies in the past three years. In addition, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there is no any other matters that need to be brought to the attention of Shareholders.

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 2 June 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31 December 2007;

2. To declare the payment of a final dividend for the year ended 31 December 2007;

3. To consider the re-election of the retiring directors, including Mr. Takeshi IDA, Mr. LEE Tiong-Hock, Mr. WEI Ying-Chiao and Mr. Michio KUWAHARA, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Mazars CPA Limited as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

      (i) a Rights Issue, and

(ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

To consider and, if thought fit, pass the following resolution as Special Resolution of the Company:

8. "**THAT** the following amendment to the Articles of Association of the Company be and is hereby approved:

Amended from:

"12. (B) Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal."

Amended to:

"12. (B) Every certificate for shares, warrants, debentures or any other form of security shall be issued under the Seal or under the Securities Seal or in such other manner as the Directors may authorise. The Board may either generally or in any particular case resolve that any such Seal can be applied to the certificates by mechanical means or can be printed on them. Every instrument to which such Seal is affixed as aforesaid shall, as regards all persons dealing in good faith with the Company, be deemed to have been affixed to that instrument with the authority of the Directors previously given.""

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 21 April 2008

Notes:

1. The register of members of the Company will be closed from 29 May 2008 to 2 June 2008, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with Hong Kong Registrars Limited not later than 4:30 p.m. on Wednesday, 28 May 2008. The directors will recommend a final dividend of US1.62 cents (HK12.63 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 2 June 2008. Dividend warrants will be mailed to shareholders on or before 23 July 2008. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 30 May 2008. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

此乃要件　請即處理

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

閣下如已將名下之康師傅控股有限公司股份全部**售出或轉讓**，應立即將本文件連同隨附之二零零七年年報及代表委任表格送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或受讓人。

閣下如對本文件任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份編號：322)

建議發行和購回股份之
一般授權、
董事膺選連任
及
股東週年大會通告

康師傅控股有限公司將於二零零八年六月二日星期一下午三時正假座中華人民共和國天津天津經濟技術開發區第三大街15號本公司會議室舉行股東週年大會，大會通告載於本文件第11至第14頁。

無論　閣下會否出席股東週年大會，敬請按隨附之代表委任表格印備之指示填妥該表格及將其盡快交回本公司在香港之主要營業地點，地址為香港灣仔港灣道18號中環廣場56樓5607室，惟在任何情況下，交回時間不得遲於股東週年大會指定舉行時間前48小時。填妥及交回代表委任表格後，　閣下仍可親身出席股東大會及於會上投票。

* *僅供識別*

二零零八年四月二十一日

在本文件內，除非文義另有所指，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司於二零零八年六月二日下午三時正或經延期之時間舉行之股東週年大會，有關通告載於本通函第11至14頁內
「董事會」或「董事」	指	本公司董事會或(如文義另有所指)本公司董事
「本公司」	指	康師傅控股有限公司，一間於開曼群島註冊成立之有限公司，其證券於聯交所主版上市
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零八年四月十五日，即本文件刊印前為確定本文件所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「股份過戶登記處」	指	本公司在香港之股份過戶登記處香港證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室
「購回授權」	指	一般及無條件授權以行使本公司權力，於購回決議案所載之期間購回本公司於購回決議案通過當日之已發行股本最多10%股份之建議
「購回決議案」	指	股東週年大會通告第6項決議案所述之擬提呈普通決議案
「三洋」	指	三洋食品株式會社，一間於日本成立之有限公司
「證券及期貨條例」	指	證券及期貨條例
「股份」	指	本公司股本中每股面值0.005美元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「頂新」	指	頂新(開曼島)控股有限公司，一間於開曼群島註冊成立之有限公司

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

(股份編號：322)

執行董事：
魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副總裁)*
魏應交先生
吳崇儀先生
井田純一郎先生

獨立非執行董事：
徐信群先生
李長福先生
桑原道夫先生

香港辦事處：
香港
灣仔
港灣道18號
中環廣場56樓
5607室

敬啟者：

建議授予購回及發行股份之
一般授權、董事膺選連任、修訂公司章程
及股東週年大會通告

緒言

現建議在本公司將於二零零八年六月二日(星期一)舉行之股東週年大會(大會通告載於本文第11至第14頁上)，提呈普通決議案向本公司董事授出一般授權，以發行和購回本公司股本中每股面值0.005美元之股份及批准董事膺選連任。同時，也提呈等別決議案修訂章程細則。

* *僅供識別*

暫停辦理股份過戶登記手續

就決定股東能享有於股東週年大會的投票權利，本公司之股份過戶登記處將於二零零八年五月二十九日(星期四)至二零零八年六月二日(星期一)(首尾兩天包括在內)暫停辦理股份過戶登記。

為確保有權出席股東週年大會及投票，股東須於二零零八年五月二十八日(星期三)下午四時三十分前將股份過戶文件(連同有關股票)送呈本公司在香港之股份過戶登記處香港證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712-1716室)辦理股份過戶登記手續。

購回股份之一般授權

本公司將於股東週年大會提呈普通決議案，授予董事購回授權，以便購回本公司於購回決議案通過當日之已發行股本最多10%股份。

購回授權將繼續有效，直至本公司下屆股東週年大會結束(除非該授權於有關大會上獲重續)或該授權於下屆股東週年大會前在股東大會經股東以普通決議案撤銷或修訂為止。

一份按上市規則之規定，向　閣下提供有關本公司購回授權之決議案之一切合理所需資料，以便使　閣下可就有關決議案作出知情之決定之說明函件載列於本通函之附錄一內。

發行股份之一般授權

本公司將於股東週年大會上提呈另一項普通決議案，授予董事一般及無條件授權，以便發行最多相當於該決議案獲得通過當日本公司已發行股本面值總額20%之1,117,741,072股股份，並假設於最後可行日期二零零八年四月十五日至二零零七年股東週年大會舉行期間並無進一步發行或購回股份。此外，本公司將提呈通過決議案，授權董事發行、配發及處理數目相等於自從獲得發行股份之一般授權之日起根據購回授權所購回已發行股本總額之股份。

董事膺選連任

有關擬於股東週年大會膺選連任之董事詳情載於本文件附錄二。

修訂章程細則

董事建議修訂現有章程細則，使本公司可在本公司所發行股份或其他證券之證書以印刷形式蓋上證券印章。

股東週年大會

本通函第11至第14頁載有股東週年大會召開通告，當中載有(其中包括)授予董事一般授權以發行新股份及購回授權之普通決議案，敬請股東詳閱該通告，並按隨附並適用於股東週年大會之代表委任表格上印備之指示填妥及交回該表格。

要求按股數投票表決之程序

根據本公司組織章程細則第69條，在任何股東週年大會上，提交大會表決之決議案須以舉手方式表決，除非(在宣佈舉手表決結果之前或當時，或在撤回任何其他以投票方式表決之要求時)下列任何人士正式提出投票表決之要求：

(i) 大會主席；或

(ii) 最少三名親身出席或委派代表出席並有權投票之股東；或

(iii) 親身出席或委派代表出席之任何一名或多名股東並佔全體有權出席大會及在大會上表決之股東的總表決權不少於十分之一；或

(iv) 親身出席或委派代表出席之任何一名或多名股東並持有有權出席大會及在大會上表決之股份，而該等股份已繳付之總款額不少於具有該表決權之全部股份已繳付總款額之十分之一。

根據本公司組織章程細則第74條，於本公司之任何股東大會上，任何親身出席之每一位股東或委派代表(或如屬法團股東，則其正式授權之代表)於以舉手形式表決時均享有一票表決權，而任何親身出席之股東(或如屬法團股東，則其正式授權之代表)或委任代表於以投票方式表決時，就股東名冊內每股以其名義登記之股份均享有一票表決權。於以按股數投票方式表決時，擁有超過一票表決權之股東無須以相同方式投下其所有表決權。

推薦意見

董事認為，授出發行新股份之一般授權和購回股份之一般授權、建議退任董事膺選連任及建議修訂章程細則乃符合本公司及其股東之最佳利益，因而董事謹此推薦　閣下於股東週年大會投票贊成該等決議案。

此致

列位股東　台照

代表董事會
康師傅控股有限公司
主席
魏應州
謹啟

二零零八年四月二十一日

按照上市規則之規定，此附錄載有一切有助你們考慮此建議購回股份之授權的合理所需資料之說明函件。

1. **上市規則**

上市規則准許在聯交所具有第一上市地位之公司在聯交所購回其證券，惟須遵守若干限制，現將其中最重要之限制概述如下：

(a) 資金來源

用於購回證券之資金須由依據開曼群島法例及公司之公司組織章程大綱及細則之規定而可運用於此用途之資金撥支。

(b) 購回股份之最高限額及其後發行之股份

公司可在聯交所購回之股份，最多以公司於通過有關授出全面授權之決議案日期之已發行股本10%為限。

(c) 將予購回之股份

上市規則規定，公司建議將予購回之股份須已繳足股款。

2. **股本**

於最後可行日期二零零八年四月十五日本公司之已發行股份為5,588,705,360股每股面值0.005美元之股份。

待有關之普通決議案通過後，假設在二零零七年股東週年大會舉行前並無進一步發行或購回股份，行使購回股份之一般授權將容許本公司購回最多達558,870,536股股份，佔本公司已發行股份不超逾10%。

3. **購回證券之理由**

董事會認為，股東授予董事會購回股份之全面授權，乃符合本公司及其股東之最佳利益。該等購回事宜將會增加股份之價值及／或每股股份之盈利，惟須視乎當時之市場狀況及資金安排而定；而只有在董事會認為該等購回事宜將會對本公司及其股東有利之情況下方會進行。

4. **購回證券之資金**

購回證券時，本公司僅可使用按照開曼群島法例及本公司之公司組織章程大綱及細則之規定可合法撥作上述用途之流轉現金或營運資金。該等資金包括可供分派之溢利及就購回事宜發行新股份所得之款項。

倘全面行使購回授權，則可能對董事會不時認為適合本集團之營運資金狀況或負債水平(與二零零七年十二月三十一日之經審核綜合賬目所披露之狀況比較而言)構成重大不利影響。因此，除非董事會在考慮一切有關因素後，確定購回事宜符合本集團之最佳利益，否則董事會不會建議全面行使購回授權。

5. **股份價格**

於二零零七年五月至最後可行日期間，股份每個月在聯交所之最高及最低成交價如下：

	每股價格	
	最高	**最低**
	(港元)	(港元)
二零零七年		
五月	9.80	7.76
六月	9.15	8.52
七月	10.00	9.01
八月	11.22	7.81
九月	12.20	10.70
十月	12.34	10.60
十一月	11.80	9.85
十二月	12.80	11.00
二零零八年		
一月	13.56	8.80
二月	12.22	9.71
三月	10.72	8.45
四月#	11.00	9.90

截至並包括最後可行日期

6. **承諾**

各董事及(就彼等作出一切合理查詢後所知)彼等之聯繫人等現時均無意於購回授權獲股東批准後，按該項購回授權向本公司或其附屬公司出售任何股份。

董事會已向聯交所承諾，在上市規則及開曼群島法例適用之情況下，彼等將會按照上市規則及開曼群島法例之規定行使購回授權。

概無任何關連人士(定義見上市規則)曾知會本公司，表示彼等現擬於購回授權獲股東批准後，向本公司出售股份，或承諾不會向本公司出售股份。

7. **香港公司收購及合併守則**

倘由於本公司購回股份而導致一股東於本公司之投票權所佔之權益比例有所增加，就收購守則第三十二條而言，該項權益比例之增加將作為一項收購行動處理。因此，一股東或一致行動之多位股東可獲得或鞏固於本公司之控制權，須根據收購守則第二十六條及第三十二條提出強制性收購建議。

於最後可行日期，頂新持有2,044,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份36.5886%。和德公司實益擁有約55.10%之頂新股權。和德公司由魏應州擁有25%、魏應交擁有25%，上述兩位董事之兄弟魏應充及魏應行各擁有25%。Rich Cheer Holdings Limited (Rich Cheer) 透過持有頂新32.52%股權及獨立第三者持有12.38%。Rich Cheer是由魏應州、魏應交、魏應充及魏應行等之配偶實益擁有相等的股權。此外，三洋於最後可行日期也持有1,854,827,866股本公司每股面值0.005美元股份，佔本公司已發行股份33.1889%。倘本公司行使權力購回最多達558,870,536股股份，頂新持有之股權百分比將由36.5886%增至40.6539%，而三洋持有之股權百分比將由33.1889%增至36.8765%。當頂新及三洋於本公司各自所持之股權百分比增加時，亦可能須要根據收購守則第二十六條提出強制性之收購建議。但是，本公司不會購回股份，導致公眾持有本公司之股份減少至低於25%。董事也將會謹慎行使購回授權及在此階段並無任何意圖悉數行使該購回授權，導致頂新及三洋將會分別向本公司提出強制性之收購建議。

8. **本公司進行之購回事宜**

在最後可行日期前六個月之期間，本公司並未透過聯交所在公開市場購回本公司任何股份。此外，本公司將不會根據購回授權購回股份，導致公眾持有本公司之股份減少至低於25%。

擬在股東週年大會上重選的董事之詳情如下：

(1) 井田毅先生，78歲，執行董事

井田毅，現年78歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。井田先生為本集團執行董事井田純一郎的父親。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與井田先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零七年十二月三十一日止財政年度，井田先生收取合共84,000美元之酬金。董事會每年均會檢討井田先生之酬金。井田先生之報酬乃參考其於本集團之職務及職責而釐定。

除了上述披露之情況外，井田先生(i)並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉；及(ii)與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。井田先生於過去三年內並無擔任任何公眾上市公司之董事。此外，井田先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，並無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(2) 李長福先生，68歲，獨立非執行董事

李長福，現年68歲，自二零零四年九月起出任本集團獨立非執行董事，李先生在商業及投資銀行工作方面逾28年經驗。於一九七七年至一九八七年期間，擔任香港一間國際銀行市場推廣部高級經理一職，並同時為該銀行兩間接受存款的附屬公司總經理。於一九八九至一九九七年期間，李先生從事企業財務顧問事務，並於香港展開私人財務顧問業務。李先生為香港銀行學會及香港證券專業學會之會員。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與李先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零七年十二月三十一日止財政年度，李先生收取合共62,000美元之酬金。董事會每年均會檢討李先生之酬金。李先生之報酬乃參考其於本集團之職務及職責而釐定。

李先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。除了上述披露之情況外，李先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連，李先生於過去三年內並無擔任任何公眾上市公司之董事。此外，李先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(3) **魏應交先生，52歲，執行董事**

魏應交，現年52歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在流通零售及食品行銷方面擁有廣泛經驗。魏先生亦為頂新之董事兼股東。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與魏先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。於二零零七年十二月三十一日止財政年度，魏先生收取合共66,000美元之酬金。董事會每年均會檢討魏先生之酬金。魏先生之報酬乃參考其於本集團之職務及職責而釐定。

於最後實際可行日期，頂新持有本公司股份2,044,827,866股，佔本公司已發行股份36.5886%。頂新透過和德公司實益擁有55.10%股權，Rich Cheer實益擁有32.52%股權。

除了上述披露之情況外，魏先生(i)並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉；及(ii)與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。魏先生於過去三年內並無擔任任何公眾上市公司之董事。此外，魏先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，並無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

(4) **桑原道夫先生，60歲，獨立非執行董事**

桑原道夫，現年60歲，自二零零六年四月一日起出任本集團獨立非執行董事，現任丸紅株式會社之副社長執行役員、生活產業類役員。彼於一九七二年東京外國語大學卒業，在丸紅株式會社服務逾36年，歷任信息產業部門、運輸機部門、丸紅美州會社社長。除上述披露之情況外，他並無在本公司或本集團之其他成員擔任其他職位。

本公司與桑原先生沒有任何服務合約，除了需要符合本公司細則的要求外，並無固定之服務期限。董事會每年均會檢討桑原先生之酬金。桑原先生之報酬乃參考其於本集團之職務及職責而釐定。

桑原先生並無擁有或被視為擁有本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券之任何權益或淡倉。桑原先生與本公司任何其他董事、高層管理人員、主要或控股股東並無關連。桑原先生於過去三年內並無擔任任何公眾上市公司之董事。此外，桑原先生並無須根據上市規則第13.51(2)(h)至13.51(2)(v)條的條文予以披露的資料，亦無涉及任何根據該等上市規則條文而須予披露的事宜，及沒有任何其他事宜須知會本公司股東。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(在開曼群島註冊成立之有限公司)

(股份編號：322)

茲通告本公司股東週年大會將於二零零八年六月二日星期一下午三時假座中華人民共和國(「中國」)天津市天津經濟技術開發區第三大街15號本公司會議廳舉行，以討論下列事項：

1. 省覽截至二零零七年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告；

2. 宣佈派發截至二零零七年十二月三十一日止年度之末期股息；

3. 考慮重選退任之本公司董事(包括井田毅先生、李長福先生、魏應交先生及桑原道夫先生，其個人資料已在通函內刊載)及授權董事會釐定其酬金；

4. 重選執業會計師馬賽會計師事務所有限公司為本公司核數師，並授權董事會釐定其酬金；

考慮及酌情通過以下決議案為本公司的普通決議案：

5. 「**動議**向董事會給予無條件全面授權，以發行、配發及處置本公司股本中之額外股份及就此作出或授出建議、協議及購股權，惟須受以下條件規限：

   (a) 該項授權之有效期不得延至有關期間之後，惟董事會可於有關期間作出或授出或須於有關期間結束後行使該項權力之建議、協議及購股權；

   (b) 除根據(i)配售新股；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行本公司股份或可購入本公司股份之權利而於當時採納之任何購股權計

劃或同類安排而配發者外，本公司董事會配發或有條件或無條件同意配發(無論是否根據購權而進行者)之股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之20%；及

(c) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議撤回或修訂本決議案之日；及

「配售新股」指根據向本公司全體股東(就此方面而言，倘根據股東居住地區之法例不得提呈配售新股建議，則不包括該等股東)及(在適用情況下)有權獲提呈配售新股建議之本公司其他股本證券之持有人按彼等當時名下之股份或該等股本證券之比例(不計零碎配額)配發或發行本公司股份或其他規定須配發及發行股份之證券。」

6. 「**動議**向本公司董事會給予無條件全面授權，以購回本公司股本中之股份，以及動議全面及無條件批准董事會根據一切適用法例、規則及規例並在其規限下，行使本公司所有權力以購回股份，惟須受以下條件規限：

(a) 該項授權之有效期不得延至有關期間之後；

(b) 該項授權須授予董事會權力，以促使本公司按董事會酌情決定之價格購回股份；

(c) 本公司於有關期間根據本決議案(a)段購回股份總面額，不得超過於本決議案通過當日已發行之本公司股本總面額之10%；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日起至下列三者中較早之日期為止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依據本公司之公司組織章程細則或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤回或修訂本決議案之日。」

7. 「**動議**待上文載列之第5及6項決議案獲通過後，將本公司根據上文第6項決議案購回之股份總面額，加上本公司董事會根據上文第5項決議案可予配發或有條件或無條件同意配發之股份總面額之內。」

考慮及酌情通過以下決議案為本公司的特別決議案：

8. 「**動議**批准對本公司章程細則作出下列之修訂：

將原來條款：

「12.(B) 股票、債券或其他形式之證券經加蓋公司印章後生效。」

修訂為下列條款：

「12.(B) 股票、認股權證、債券或其他形式之證券經加蓋公司印章、證券印章或董事批准之其他形式處理後生效。經董事會同意及授權後，公司印章可以加蓋或以印刷形式加蓋於上述之證券上。對真誠地與本公司進行交易之人士而言，根據上述安排處理之證券將為有效及視為已獲董事授權加蓋及簽署。」」

承董事會命
葉沛森
公司秘書

中國天津，二零零八年四月二十一日

附註：

1. 本公司將於二零零八年五月二十九日至二零零八年六月二日止期間(首尾兩日包括在內)暫停辦理股東登記手續，以便確定可出席大會及派發建議之末期股息之股東名單。為確保享有末期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零八年五月二十八日星期三下午四時三十分前送達香港證券登記有限公司辦理轉名手續。董事會建議派付末期股息每股1.62美仙(12.63港仙)予於二零零八年六月二日名列股東名冊之股東，股息單將於二零零八年七月二十三日或以前寄予各股東。本公司向香港之股東派付之股息將以港幣計算及支付。

2. 凡有權出席大會及在會上投票之股東均可委任一位或以上代表，以代其出席及投票。受委任之代表毋須為本公司股東。

3. 倘股東委任一位以上代表，其投票權只可於進行投票表決時行使。

4. 代表委任表格須為書面方式，並由委任人或其以書面方式正式授權之授權人簽署。代表委任表格及(倘該表格由有授權書或其他授權文件之人士代表委任人簽署)經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場56樓5607室。

5. 擬出席大會之股東須填妥附件所載之回條，並於二零零八年五月三十日或該日以前將其交回香港灣仔港灣道18號中環廣場56樓5607室本公司之辦事處，以表示有意出席大會。回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

目錄 Contents





康師傅控股有限公司(「本公司」),總部設於中華人民共和國(「中國」)天津市,其附屬公司主要在中國從事生產和銷售方便麵、飲品及糕餅。本公司及其附屬公司(「本集團」)於一九九二年開始生產方便麵,並從一九九六年擴大業務至糕餅及飲品;目前本集團的三大品項產品,皆已在中國食品市場佔有顯著的市場地位。據ACNielsen二零零七年十二月的零售市場研究報告,調查結果顯示在這期間本集團在方便麵、即飲茶及包裝水銷售額的市場佔有率分別為47.0%、51.9%和15.4%,同時穩居市場領導地位;夾心餅乾也以25.6%居同類產品領先地位。本集團大部分產品均使用「康師傅」品牌銷售,並相信「康師傅」是中國最為消費者熟悉的品牌之一。於二零零七年六月,本集團榮獲由香港生產力促進局主辦的「二零零七年大中華區最佳創建品牌企業選舉」的最高獎項榮譽大獎;七月在由台灣經濟部主辦,英國InterBrand協辦的「二零零七年台灣國際品牌價值調查」中排名第五位,且因連續三年的品牌價值及品牌強度複合成長率最高而榮獲「成長之星」大獎。以上獎項進一步肯定了康師傅品牌於大中華區域強勁的市場地位。

Tingyi (Cayman Islands) Holding Corp. (the "Company"), headquartered in Tianjin, the People's Republic of China (the "PRC"), and its subsidiaries specialise in the production and distribution of instant noodles, beverages and baked goods in the PRC. The Company and its subsidiaries (the "Group") started its instant noodle segment in 1992, and expanded into the bakery segment and beverage segment in 1996. The Group's three main product segments have established leading market shares in certain segments of the PRC's food industry. According to ACNielsen SCAN TRACK EXPRESS, based on sales, in December 2007, the Group was the market leader in instant noodles, ready-to-drink ("RTD") teas and bottled water, gained 47.0%, 51.9% and 15.4% market share respectively. The Group's sandwich crackers gained 25.6% market share and held a leading position.The Group is best known in the PRC for its "Master Kong" brand name which appears on the packaging of most of its products. The Group believes that "Master Kong" is one of the most recognised consumer brand names in the PRC. The Group was granted the highest award in "the Election of Best Brand Enterprises (Greater China 2007)" organised by Hong Kong Productivity Council in June 2007 and ranked the fifth in "the Survey of Top Taiwan Global Brands 2007" organised by Taiwan Economics Department in association with InterBrand from UK in July 2007. In addition, the Group was granted the award of "Rising Star" in recognition of the highest CAGR of the brand value and brand strength of Master Kong in three successive years. The above awards further demonstrate the strong market position of Master Kong Brand in Greater China.

本集團透過自有遍佈全國的銷售網路分銷旗下產品,截至二零零七年十二月底本集團擁有535個營業所及82個倉庫以服務5,999家經銷商及68,717家直營零售商。本集團相信此廣博的銷售網路,是構成本集團產品處於市場領導地位的主要原因,亦促使本集團的新產品更成功而有效地登陸市場。

The Group distributes its products throughout the PRC through its extensive sales network consisting of 535 sales offices and 82 warehouses serving 5,999 wholesalers and 68,717 direct retailers as of 31 December 2007. The Group believes that this extensive sales network is a significant contributor to the Group's leading market shares and it enables the Group to rapidly and successfully introduce new products.

本集團今後的發展仍將資源專注於食品流通事業,繼續強化物流與銷售系統,以期建立「全球最大中式方便食品及飲品集團」。

Focused on the development of the Group by concentrating its resources in food circulation business, the Group will continue to strengthen its logistics and sales system in the PRC, to set up "The biggest Group for Chinese Instant Food & Beverage in the World".

本集團於一九九六年二月在香港聯合交易所有限公司上市。本公司的兩大股東頂新(開曼島)控股有限公司和三洋食品株式會社分別持有本公司36.5886%和33.1889%的股份。於二零零七年十二月三十一日,本公司之市值為90.3億美元。現時本公司已被納入英國富時指數中亞太區(除日本外)的成份股及摩根士丹利資本國際(MSCI)香港成份股指數。

The Group was listed on the Stock Exchange of Hong Kong Limited in February 1996. Each of the Company's major shareholders Ting Hsin (Cayman Islands) Holding Corp. and Sanyo Foods Co., Ltd. holds a 36.5886% and 33.1889% equity interest respectively in the Company. Market capitalisation as at 31 December 2007 was US$9.03 billion. The Company is a constituent stock of British's FTSE All-World Asia Pacific Ex-Japan Index and Morgan Stanley Capital International (MSCI) Hong Kong Index.

銷售網絡 Sales Network



Heilongjiang
黑龍江
Jilin
吉林
Liaoning
遼寧
Inner Mongolia
內蒙古
Xinjiang
新疆
Ningxia
寧夏
Hebei
河北
Qinghai
青海
Gansu
甘肅
Shanxi
山西
Shandong
山東
Tibet
西藏
Shanxi
陝西
Henan
河南
Jiangsu
江蘇
Sichuan
四川
Hubei
湖北
Anhui
安徽
Zhejiang
浙江
Jiangxi
江西
Guizhou
貴州
Hunan
湖南
Yunnan
雲南
Fujian
福建
Taiwa
台灣
Guangxi
廣西
Guangdong
廣東
Hong Kong
香港
Hainan
海南

Production Centre 生產基地		Instant Food 方便食品事業	Beverage 飲品事業	Bakery 糕餅事業
Tianjin	天津	✓	✓	✓
Hangzhou	杭州	✓	✓	✓
Guangzhou	廣州	✓	✓	✓
Shenyang	瀋陽	✓	✓	
Chongqing	重慶	✓	✓	
Wuhan	武漢	✓	✓	
Xian	西安	✓	✓	
Harbin	哈爾濱	✓	✓	
Qingdao	青島	✓	✓	
Fuzhou	福州	✓	✓	
Shiheji	石河子	✓	✓	
Kunming	昆明	✓	✓	
Zhengzhou	鄭州	✓	✓	
Lanzhou	蘭州	✓	✓	
Yulin,Taiwan	台灣雲林	✓		
Fumanduo Noodle	福滿多麵	✓ 11		
Bottled Water	瓶裝水		✓ 29	
Total	合計	24	42	3

	2003	2004	2005	2006	2007
Sales Office 營業所	344	341	361	437	535
Warehouse 倉庫	77	72	72	80	82
Wholesaler 經銷商	4,860	4,815	4,656	5,490	5,999
Direct Retailer 直營零售商	49,311	61,065	66,085	73,392	68,717
Employee 員工人數	27,803	25,003	25,273	32,631	45,990
Production Line 生產線	230	226	260	298	364
Production Centre 生產基地	13	13	24	38	51



綜合損益表 Consolidated Income Statement

		截至十二月三十一日止年度 For the years ended 31 December				
		2007	2006	2005	2004	2003
		千美元	*千美元*	*千美元*	*千美元*	*千美元*
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
				(重列)	*(重列)*	*(重列)*
				(Restated)	*(Restated)*	*(Restated)*
收益	Revenue	**3,215,404**	2,331,733	1,845,609	1,466,889	1,260,691
除稅前溢利	Profit before taxation	**317,239**	236,731	187,927	296,389	44,305
稅項	Taxation	**(36,291)**	(23,897)	(17,419)	(8,576)	(7,868)
本年度溢利	Profit for the year	**280,948**	212,834	170,508	287,813	36,437
年內應佔溢利：	Attributable to:					
本公司股東	Equity holders of the Company	**194,837**	148,925	123,529	286,429	35,816
少數權益股東	Minority interests	**86,111**	63,909	46,979	1,384	621
		280,948	212,834	170,508	287,813	36,437
股息	Dividends	**150,336**	136,923	129,658	63,712	63,152
		美仙	*美仙*	*美仙*	*美仙*	*美仙*
		US cents	*US cents*	*US cents*	*US cents*	*US cents*
基本每股溢利	Basic earnings per share	**3.49**	2.66	2.21	5.13	0.64



綜合資產負債表 Consolidated Balance Sheet

		於十二月三十一日 As at 31 December				
		2007	2006	2005	2004	2003
		千美元	千美元	千美元	千美元	千美元
		US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*
				(重列)	*(重列)*	*(重列)*
				(Restated)	*(Restated)*	*(Restated)*
物業、機器及設備	Property, plant and equipment	**1,567,348**	1,230,375	991,279	879,964	855,695
土地租約溢價	Lease premium for land	**65,594**	60,047	54,446	51,349	52,819
聯營公司權益	Interests in associates	**33,929**	42,704	54,863	53,154	39,814
其他非流動資產	Other non-current assets	**20,804**	29,053	30,729	39,364	8,449
淨流動負債	Net current liabilities	**(277,922)**	(217,552)	(67,287)	(102,868)	(94,106)
非流動負債	Non-current liabilities	**(128,058)**	(46,638)	(53,657)	(35,557)	(284,550)
淨資產	Net assets	**1,281,695**	1,097,989	1,010,373	885,406	578,121
發行股本	Issued capital	**27,943**	27,943	27,943	27,943	27,943
儲備	Reserves	**849,382**	748,476	714,381	706,788	480,392
擬派特別股息	Proposed special dividend	**59,799**	59,799	59,799	—	—
擬派末期股息	Proposed final dividend	**90,537**	77,124	69,859	63,712	63,152
少數股東權益	Minority interests	**254,034**	184,647	138,391	86,963	6,634
		1,281,695	1,097,989	1,010,373	885,406	578,121

附註：

本表所列數字已於二零零五年重新編列以反映採納新訂或經修訂香港財務報告準則。

Note:

The figures in this table have been restated to reflect the adoption of new/revised Hong Kong Financial Reporting Standard in 2005.




集團營業額
Group Turnover
百萬美元
US$'M
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,261
1,467
1,846
2,332
3,215
2003
2004
2005
2006
2007


各事業群佔總營業額的百分比
Percentage of total turnover by product type
百分比
%
100
90
80
70
60
50
40
30
20
10
0
3
3
4
4
4
62
58
53
45
46
2003
2004
2005
2006
2007
方便麵
Noodles
飲品
Beverages
糕餅
Bakery
其他
Others


集團毛利率
Group gross margin
百分比
%
40
35
30
25
20
15
10
5
0
27.87
27.58
31.33
32.27
31.58
2003
2004
2005
2006
2007


各事業群毛利率
Group margin by product type
百分比
%
2006
2007
50
45
40
35
30
25
20
15
10
5
0
26.64
25.36
36.88
36.77
39.26
38.33
方便麵
Noodles
飲品
Beverages
糕餅
Bakery

財務要點 Financial Highlights



面霸
面霸
面霸
面霸



除稅及息前溢利率
EBIT margin
百分比
%
25
20
15
10
5
0
5.03
21.09*
10.47
10.40
10.16
2003
2004
2005
2006
2007



股東應佔溢利
Profit attributable to equity holders
百萬美元
US$'M
300
250
200
150
100
50
0
35.8
286.4*
123.5
148.9
194.8
2003
2004
2005
2006
2007

* 含出讓附屬公司部份權益之特殊收益為273百萬美元

* Include US$273 million capital gain from the disposal of partial interests in subsidiaries

主要財務數據 Major Financial Data

		2007	年度變動 Year on Year change
營業額／千美元	Turnover/US$'000	3,215,404	+37.90%
EBITDA／千美元（邊際率）	EBITDA/US$'000 (margin)	478,306 (14.88%)	+35.49%
經營溢利／千美元（邊際率）	Operating profit/US$'000 (margin)	328,583 (10.22%)	+36.50%
本公司股東應佔溢利／千美元（邊際率）	Profit attributable to equity holders of the Company/US$'000 (margin)	194,837 (6.06%)	+30.83%
每股溢利／美仙	EPS/US cents	3.49	+30.83%
總資產報酬率（EBIT相對於平均總資產）	ROA (EBIT to average total assets)	15.65%	+1.33ppt
本公司股東報酬率（本公司股東應佔溢利相對於其平均淨資產）	ROE (Profit attributable to equity holders of the Company to average net assets)	20.08%	+3.39ppt
經營活動所得現金淨額／千美元	Net cash from operating activities/US$'000	486,985	+22.42%
製成品周轉期／天	Finished goods turnover/days	8.95	↓ 0.97 days
應收賬款周轉期／天	Trade receivables turnover/days	11.84	↓ 2.16 days
負債與資本比率／倍（淨借貸相對於股東權益）	Gearing ratio/times (Net debt to shareholders' equity)	0.15	+32.71%
負債比率／%（總負債相對於總資產）	Debt ratio/% (Total liabilities to total assets)	45.10%	+4.77ppt



and
Expanding Market

董事長 *Chairman*
魏應州 Wei Ing-Chou

董事長報告 Chairman's Statement



1. 緒言

二零零七年的中國經濟仍然保持高速增長，雖然面臨通脹壓力持續加大的問題，但依然呈現出增長較快、結構優化、效益提高、民生改善這樣一種良好的局面。國內消費市場空前活躍，增速加快，隨著居民收入水平的不斷提高和消費意識的不斷加強，城鄉居民消費結構快速升級。

本集團在此良好的經濟環境契機下，積極創新產品，不斷開拓新市場，在保持康師傅方便麵及茶飲料繼續穩居市場領導地位的同時，瓶裝水的市場佔有率也躍升到第一位，糕餅事業群也在新策略下成功實現盈利，而冷藏事業也根據市場環境的變化調整了策略。在各事業群的共同努力下，集團營業額屢創新高，呈現驕人戰績，令我們對未來更加充滿信心與希望。

由於本集團所需的主要原材料如麵粉、棕櫚油、PET粒子等價格仍然不斷上漲，給集團的成本壓力依然很大，減少了利潤成長的空間。但面對這些壓力，在保證食品安全和滿足消費者需求的前提下，本集團採取優化管理體系、精進生產管理及有效控制成本的策略，業績又創新高。二零零七年本集團之總營業額續創新高至3,215,404千美元，較去年同期上升37.9%；股東應佔溢利同比上升30.8%至194,837千美元，每股盈利為3.49美仙均續創新高。

1. Introduction

China's economy in the year 2007 continued to be on the fast track. Although the increasing inflation pressure remained a great concern for the economy, the growth was one of the fastest years in its recent economic history and its economic structure, efficiency and the well-being of the people were improved. Domestic consumption bloomed and accelerated. Average income level and spending power continued to get better, resulting in the enhancement of urban and rural consumption patterns.

Capitalizing on the booming economy, the Group actively innovated its products and incessantly explored and opened up new markets. While steadfastly securing Master Kong's leading position in both instant noodle and ready-to-drink ("RTD") tea products, we managed to leapfrog to the number one position in bottled water by market share. The results of our bakery business segment turned into profit, thanks to the new strategy. The refrigeration segment also made its strategic adjustment to cope with the changing market conditions. Thanks to the strenuous work of our various business segments, the Group's turnover achieved a new high and performed outstandingly. Hence we are confident and filled with hope that our future business will continue to thrive.

Prices of the Group main raw materials such as flour, palm oil and PET resin continued to rise, putting tremendous pressure on the Group's production costs and profitability. At the same time having to set our priorities on food safety standard and consumer satisfaction, the Group adopted a strategy that had improved its management system, refined its production management and effectively controlled its costs. Thus, our business results achieved another new high. For the year 2007, the Group's total turnover amounted to a new high of US$3,215.404 million, up 37.9% from the previous year. This results in profit attributable to equity holders of US$194.837 million, up 30.8% from that of a year ago. Earnings per share was US3.49 cent.

2. 股息

本集團二零零七年整體表現卓越，於評估整體管理營運、資本投資、營運資金及現金流量後，本人建議董事局增加末期股息之金額，以感謝股東們對本集團的支持。因此，董事局將於二零零八年六月二日舉行之股東大會上，建議派付末期股息每股1.62美仙於二零零八年六月二日名列本公司股東名冊上之本公司股東，(即於二零零八年五月二十六日或以前買進本公司股票及於二零零八年五月二十八日下午四時三十分之前辦理股票過戶登記手續之股東)，末期派息總額為90,537千美元；連同已於二零零八年三月十四日派發每股1.07美仙的特別股息，二零零七年度每股將共獲派股息2.69美仙，總派息額將為150,336千美元。去年之末期股息分別為每股1.38美仙及1.07美仙，總派息額為136,923千美元。

2. Dividend

Owing to the Group's 2007 excellent results and considerating the overall operation, capital expenditures, working capital requirements and cash flow of the Group, I recommend to the Board to provide a return to our shareholders for their support by increasing the final dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 2 June 2008 the payment of a final dividend of US1.62 cents per share totaling US$90.537 million to shareholders whose names appear on the register of members on 2 June 2008 (shareholders who bought the Company's shares on or before 26 May 2008 should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:30 p.m. on 28 May 2008). Together with the US1.07 cents special dividend per share which was paid on 14 March 2008, total dividend per share for the year 2007 will be US2.69 cents and total amount of dividend will be US$150.336 million. Final dividend and special dividend in last year was US1.38 cents and US1.07 cents respectively. The total amount of dividend in last year was US$136.923 million.


红烧
牛肉面

3. 產業規劃

中國市場機會多，但競爭也隨著市場機會的增多而越來越激烈，居民消費結構的不斷調整以及中國城鄉差別越來越小的趨勢表明，農村市場將是未來盈利增加的最主要陣地，集團也將在廣闊的農村市場不斷拓展，繼續精耕細作的策略，不斷提升康師傅產品在三級市場的市場佔有率。

結合集團現有資源，本集團將繼續發揮自身優勢，堅守方便麵、飲品和糕餅的專業化和規模化發展戰略，適時推出市場所需的產品口味，以配合顧客的需求，並透過產品的創新，以增強產品的生命力。集團在快速擴張的同時，也將積極全面的提升管理質量，深度開發市場，使集團做大的同時更能做強，將優勢轉化為實力。未來，本集團會進一步強化康師傅產品在中國市場的領導地位，以最佳的競爭力積極搶佔市場份額，以期實現「全球最大中式方便食品及飲品集團」的目標。

3. Industry Planning

There are always opportunities in China's market but competitions also become keener. Consumers' practices continued to adjust and the difference between the consumers in urban and rural areas has narrowed. The market in the rural areas will contribute to our profit increase. In view of this, the Group has never stopped developing its business in this very broad and spread-out market but worked intensely to increase the market shares of Master Kong's products.

By consolidating its existing resources, the Group will endeavor to leverage on its own edge to carry out its development strategies that are specially formulated for its instant noodle, beverage and bakery businesses. We will time the market with product flavors that meet market needs. Through product innovation, we enhance product vitality. While the Group will continue to expand with a rapid pace, it will at the same time actively enhance management quality and zealously develop the market. Thus, the Group will not only be expanded but also be robust. Therefore our competitive edge will become our strength. Going forward the Group will further strengthen the leading positions of Master Kong's various products in China's market. Hinging on our best competitive edge, we will grab market shares to solidify our objective of becoming "the biggest Group for Chinese Instant Food and Beverage in the World".


2007頂新國際集團



4. 產品／品牌地位

康師傅作為中國食品行業的領導企業，潛心挖掘各地美食精華，用心於中國各地消費者的飲食習慣研究，創新改良成口味正宗的美味食品。康師傅正以強大的實力構建一個宏偉藍圖，把中華大地的各色美味，滙集一處，打造一個充分代表中國美食文化的食品王國。據ACNielsen 二零零七年十二月報告指出，以銷售額為基準，於中國市場本集團的方便麵、茶飲料和瓶裝水的市場佔有率分別為47.0%、51.9%和15.4%，而康師傅已經成為中國方便麵的代名詞。另外夾心餅乾之市場佔有率為25.6%，穩居市場第二位。

4. Product/Brand Positions

With a leading position in China's food industry, Master Kong has always endeavored to identify delicacies from all places and studied the eating and drinking habits of consumers in China. We innovate and improve our products in order to come up with the right tastes. With its strength, Master Kong is now forging a grand blueprint that will merge delicacies from all parts of China into one that will make Master Kong a kingdom of food that represents the culture of Chinese delicacies. According to the December 2007 report published by ACNielsen based on sales, the Group had market shares of 47.0%, 51.9% and 15.4% for instant noodle products, RTD tea products and bottled water products respectively. Hence Master Kong has become the icon for instant noodles in China while its sandwich cracker products emerged to be steadfastly second and gaining 25.6% market share.

二零零七年六月「康師傅」榮獲由香港生產力促進局主辦，中華商標協會協辦的「最佳創建品牌企業獎2007(大中華區)」榮譽大獎，同年還榮獲2007年台灣十大國際品牌第五名暨2007年台灣國際品牌「成長之星」雙料獎項。康師傅品牌價值也由二零零六年的4.12億美元增加至二零零七年的7.26億美元，成長了76%。此外，2007年「康師傅」這些成績將為我們未來更好的發展奠定堅實的基礎。



In June 2007, Master Kong was awarded "The Best Brand Enterprise Award 2007 (Greater China)" which was sponsored by the Hong Kong Productivity Council and co-sponsored by the China Trademark Association. In the same year, it was awarded the fifth phase in "The Taiwan Top 10 Global Brands" and also honored as "Rising Star" in " The Taiwan International Brands 2007". The value of the "Master Kong" branding has hence increased from US$412 million in 2006 to US$726 million in 2007 — an increase of 76%. The performance that Master Kong demonstrated in 2007 has laid a solid foundation for the betterment of our future prosperity.



5. 質量保證

本集團一直視食品安全是企業的生命，在產品質量上不斷追求更高標準，集團轄下所有工廠均取得ISO9001認證、食品安全管理體系QS認證及「C」標誌劑量免檢認證，目前集團以創建國際食品大廠為目標，正在以HACCP質量保證體系標準建立食品安全預防體系，以生產出令消費者更加放心的健康食品。

二零零七年，本集團繼續積極參加食品安全信用等級的評估工作，並不斷投入資金購買更先進的檢測儀器，以提升質量檢測的水平。我們深信，食品安全關乎民生，更關乎一個企業的生存，這也是我們對消費者的誠信體現，更是我們義不容辭的社會責任。

5. Quality Assurance

It has all along been the Group's belief that food safety is of essence to an enterprise. Hence we have incessantly pursued higher and higher standards for product quality. All manufacturing plants within the Group have been awarded ISO 9001 certification, Food Safety Management System QS certification and the "C" mark certification for the exempting from measurement inspection. In the meantime, we have aimed to become a big international food product manufacturer. Thus, we are building a food safety precautionary system by deploying the standards of HACCP quality assurance system in order to produce healthy food products that consumers could trust.

2007 was the year that the Group continued to actively participate in evaluating programs that rate food safety credibility. We continued to invest in advanced testing and inspection instruments in order to enhance our standard of quality inspection. We strongly believe that food safety concerns the well being of consumers and the survival of an enterprise and commitment to food safety standards is our social responsibility.



6. 社會貢獻

實現「永續經營」打造「百年企業」是集團上下的共同願景，我們在做好企業的同時，從來沒有忘卻及時回饋社會的責任，以樹立良好的企業形象。二零零七年我們持續支持中國體育事業，並連續第六年冠名「康師傅」足球隊，贊助天津泰達足球俱樂部，而天津康師傅足球隊也不負眾望，獲得了「2007年中國足球超級聯賽」第六名的好成績。此外，我們亦積極參加了「希望工程」等一系列救助貧困兒童的活動，還積極參與了南方罕見雪災的救助工作，此舉不但拉近了我們與消費者之間的距離，而且更增強了「康師傅」品牌的美譽度。

6. Social Contribution

It has been the Group's concerted will to achieve an "everlasting operation" and to forge a "centennial enterprise". While we prosperas a well-managed and good image enterprise, we have never forgotten our social responsibility. In 2007, we continued to support athletic establishments in China and we also sponsored the Tianjin TEDA Football Club named "Master Kong" consecutively for 6 years which won the 6th place in the China Premier League 2007. We also actively participated in a series of activities that help children in poverty, such as the "Project of Hope". In addition, we participated actively in the relief for the snow disasters victims that occurred in Southern China. All these have not only drawn us closer to our consumers but have also exhilarated the reputation of the "Master Kong" brand image.







7. 管理團隊

截至目前為止，本集團員工人數增加至45,990人。隨著中國市場的快速發展與日益嚴峻市場競爭，人力資源已成為企業發展的主要瓶頸。針對於此，我們制定計劃持續引進高素質人才，同時留才政策的出台也使我們的管理團隊能夠全心全力地為集團服務。另外，集團將對關鍵崗位和關鍵職能進行盤點，為下一步的接班人培養做好準備。年內，本集團將繼續選派優秀人員至日本接受培訓，以期為集團在日益激烈的市場競爭中貢獻其力量繼續保持快速發展。

最後，本人謹藉此機會代表董事會，對本公司全體股東，業務夥伴及金融機構一直以來對本集團的鼎力支持，並對管理團隊和全體員工為集團業務發展所付出的努力和貢獻，致以衷心的感謝。

7. Management Team

The number of staff employed by the Group has increased to 45,990. With the robust growth of the Chinese market and its fierce competition, human resources become a major bottleneck for the development of each enterprise. To cope with this, we have formulated a plan to continue to recruit high calibre staff. The implementation of our policy to retain talents has successfully convinced our management teams to serve the Group wholeheartedly. Also, the Group will continue to monitor critical positions and critical functions and pave ways for grooming of successors. During the year, the Group send staff of outstanding performance to Japan for training to help the Group to sustain its rapid growth in this fiercely competitive market after their return.



Finally, on behalf of the Board, I would like to take this opportunity to express our heartfelt appreciation to our shareholders, business partners and financial institutions who have given their support to our Group, and to the management teams and all other staff for their strenuous works and contributions to the Group's business development.

董事長及行政總裁
魏應州

Wei Ing-chou
Chairman and Chief Executive Officer

中國天津
二零零八年四月二十一日

Tianjin, the PRC
21 April 2008



董事

執行董事

魏應州，現年54歲，董事長暨行政總裁，魏應交先生之胞兄，一九九一年加入本集團，負責監督本集團之管理及制訂本集團之整體策略、規劃及發展事宜。彼於建造廠房、生產管理及製造食品研究方面擁有近三十年經驗。

井田毅，現年78歲，自一九九九年七月起出任本集團董事暨副董事長，亦為三洋食品株式會社之創辦人及相談役(高級顧問)。彼自一九五二年於千葉商科大學畢業後，至今在經營即食麵業務方面已累積了逾50年經驗。

吉澤亮，現年66歲，自一九九九年七月起出任本集團董事，並於二零零二年起兼任副行政總裁，現任三洋食品株式會社海外事業部部長。彼於一九六五年於東京大學畢業，在富士銀行任職逾31年，於一九九七年加入三洋食品株式會社。

吳崇儀，現年52歲，自一九九六年起出任本集團董事，現為全興國際集團的執行長。彼曾就讀於美國洛杉磯加利福尼亞大學，專長企業管理。吳先生亦為頂新之董事兼股東。

魏應交，現年53歲，魏應州先生之胞弟，一九九一年加入本集團，曾參與經營頂新逾二十年，在流通零售及食品行銷方面擁有廣泛經驗。

Directors

Executive Directors

WEI Ing-Chou, aged 54, Chairman and Chief Executive Officer, elder brother of Mr. Wei Ying-Chiao, joined the Group in 1991 and is responsible for the supervision and the management of the Group as well as the formulation of the overall strategy of the Group. He has around 30 years' experience in factory construction, production management and research in relation to food production.

Takeshi IDA, aged 78, appointed as a Director and Vice-Chairman of the Group in July 1999. He is the founder and Senior Advisor of Sanyo Foods Co., Ltd. After graduation from Chiba University of Commerce in 1952, he has been engaged in noodle business for over 50 years.

Ryo YOSHIZAWA, aged 66, appointed as a Director of the Group in July 1999 and appointed as Vice Chief Executive Officer in 2002, is the Director and General Manager of the foreign business department of Sanyo Foods Co., Ltd. After graduating from Tokyo University in 1965, he worked in Fuji Bank for over 31 years and joined Sanyo Foods Co., Ltd. in 1997.

WU Chung-Yi, aged 52, appointed as a Director of the Group in 1996, is the CEO of GSK Group. He attended the University of California in Los Angeles in the United States and has experience in corporate management. He is also a director and a shareholder of Ting Hsin.

WEI Ying-Chiao, aged 53, Director, younger brother of Mr. Wei Ing-Chou, joined the Group in 1991. He has participated in the operation of Ting Hsin for more than 20 years and has extensive experience in retail business and marketing experience in food related business.



董事(續)

執行董事(續)

井田純一郎,現年46歲,自二零零二年五月起出任本集團董事,現為三洋食品株式會社之社長。彼於一九八五年於立教大學畢業並於富士銀行服務六年,於一九九二年加入三洋食品株式會社。井田純一郎先生為本集團執行董事及副董事長井田毅先生的兒子。

獨立非執行董事

徐信群,現年52歲,自一九九九年十月起出任本集團獨立非執行董事,一九七九年畢業於國立台灣大學商學系。彼曾服務於台灣之金融界逾17年,熟稔金融市場運作,擅長於證券投資、企業理財及財務規劃。徐先生並擁有台灣之證券分析師資格。

李長福,現年68歲,於二零零四年九月獲委任為本集團之獨立非執行董事。李先生在商業及投資銀行工作方面逾28年經驗。於一九七七年至一九八七年期間,擔任香港一間國際銀行市場推廣部高級經理一職,並同時為該銀行兩間接受存款的附屬公司總經理。於一九八九至一九九七年期間,李先生從事企業財務顧問事務,並於香港展開私人財務顧問業務。李先生為香港銀行學會及香港證券專業學會之會員。

Directors *(Continued)*

Executive Directors *(Continued)*

Junichiro IDA, aged 46, appointed as a Director of the Group in May 2002, is the President of Sanyo Food Co., Ltd. After graduating from Rikkyo University in 1985, he joined Fuji Bank and worked there for six years. In 1992, he joined Sanyo Food Co., Ltd. Mr. Ida is the son of Mr. Takeshi Ida, an Executive Director and Vice Chairman of the Group.

Independent Non-executive Directors

HSU Shin-Chun, aged 52, appointed as an Independent Non-executive Director of the Group in October 1999. He received a bachelor degree in Business Administration from National Taiwan University in 1979. He has more than 17 years working experience in the financial industry and has comprehensive knowledge in securities investments, corporate finance and financial engineering. He is also a Certified Financial Analyst in Taiwan.

LEE Tiong-Hock, aged 68, has been appointed as an Independent Non-executive Director of the Group since September 2004. Mr. Lee has over 28 years of experience in commercial and investment banking. From 1977 to 1987, he served as the senior manager of marketing department of an international bank in Hong Kong and, concurrently, as general manager of its two deposit-taking subsidiaries. During 1989 to 1997, he was engaged in corporate finance advisory business, and since then in private financial consultancy business in Hong Kong. He is a member of Hong Kong Institute of Bankers and the Hong Kong Securities Institute.



董事 *(續)*

獨立非執行董事 *(續)*

小川和夫，現年61歲，自二零零六年四月一日起出任本集團獨立非執行董事，現任丸紅株式會社之專務執行董事，食料部門及纖維部門掌管役員。彼於一九七零年慶應大學畢業，在丸紅株式會社服務逾38年，歷任塑膠及無機化工、財務及物流、新事業發展、經營企業等部門主管。小川先生於二零零八年四月一日辭去本集團獨立非執行董事之職務。

桑原道夫，現年60歲，自二零零八年四月一日起出任本集團獨立非執行董事，現任丸紅株式會社之副社長執行役員、生活產業類役員。彼於一九七二年東京外國語大學卒業，在丸紅株式會社服務逾36年，歷任信息產業部門、運輸機部門、丸紅美州會社社長。

Directors *(Continued)*

Independent Non-executive Directors *(Continued)*

Kazuo OGAWA, aged 61, has been appointed as an Independent Non-executive Director of the Group since 1 April 2006. He is the Corporate Executive Vice President, Member of the Board of Marubeni Corporation and Advisor to the president for Agri-marine Products Division and Textile Division. After graduating from Keio University in 1970, he joined Marubeni Corporation and worked for over 38 years. He has been in charge of Plastics of Inorganic Chemicals Division, Finance and Logistics Business Division, Business Incubation Department and Corporate Planning & Coordination Department. Mr. Ogawa resigned as an Independent Non-executive Director of the Group on 1 April 2008.

Michio KUWAHARA, aged 60, has been appointed as an Independent Non-executive Director of the Group since 1 April 2008. He is the Senior Executive Vice President of Marubeni Corporation and Adviser to the President of the Living Essentials Group. After graduating from Tokyo University of Foreign Studies in 1972, he joined Marubeni Corporation and worked for over 36 years. He has been in charge of Transportation Machinery Division, Industrial Machinery and Information Business Division, President and CEO of Marubeni America Corporation.

公司秘書

葉沛森，現年48歲，於一九八二年畢業於香港理工學院，獲頒會計高級文憑，為英國公認會計師公會資深會員及香港會計師公會、香港華人會計師公會、特許管理會計師協會、特許秘書與行政人員協會之會員及香港特許秘書公會之普通會員。於一九九六年獲工商管理碩士學位，在會計業務與公司秘書實務方面擁有逾二十年經驗。葉先生亦為香港之執業會計師，於一九九五年九月加入本集團。

Company Secretary

IP Pui-Sum, aged 48, graduated from the Hong Kong Polytechnic with a Higher Diploma in Accountancy in 1982. He is a fellow member of the Association of Chartered Certified Accountants (United Kingdom) and an associate of the Hong Kong Institute of Certified Public Accountants, the Society of Chinese Accountants & Auditors, the Chartered Institute of Management Accountants, the Institute of Chartered Secretaries and Administrators and the ordinary member of Hong Kong Institute of Chartered Secretaries. He also obtained a Master Degree in Business Administration in 1996. Mr. Ip has over 20 years of experience in public accounting and company secretarial practices. He is also a certified public accountant (practising) in Hong Kong. He joined the Group in September 1995.

高階管理人員簡介 Senior Management Profile



高階主管

趙慧敬，現年70歲，現任本集團於中國各附屬公司董事長，於一九九一年十二月加入本集團，一九九二年至一九九五年擔任天津頂益國際食品公司總經理，一九六八年於國立政治大學會計系畢業，曾任職台灣半導體公司財務部經理，現任天津市外商投資企業協會副會長、天津市台資企業協會副會長及天津市食品學會副理事長等社會職務。

林清棠，現年57歲，本集團財務長。於一九九五年十月加入頂新集團，任康蓮國際食品(杭州)有限公司副總經理，其後出任杭州頂益食品有限公司總經理、杭州頂津食品有限公司總經理、飲品事業群總經理之職。在進入本集團之前，曾任台灣雀巢公司會計部經理及台灣、廣州美國通用食品公司財務部協理、總會計師等職務。林氏於一九七二年畢業於台灣東吳大學。

吳文聰，現年51歲，本集團稽核長，於一九九四年五月加入本集團。吳氏於一九八三年畢業於台灣淡江大學管理科學研究所，主修會計、稅務及財務管理。曾任南僑化學工業股份有限公司助理經理、南僑食品股份有限公司會計主任、可口企業股份有限公司會計主任、頂宏國際股份有限公司會計經理及統一百事可樂股份有限公司會計長。

柯元達，現年56歲，本集團幕僚長兼人力資源部主管，於二零零五年十二月加入本集團。柯氏畢業於台灣中山大學企管所碩士。曾任職於本集團總管理處人力資源副總經理，集團總部管理部副總經理。

Head Office Management

CHAO Hui-Ching, aged 70, joined the Group in December 1991 and is the Chairman of the Group's subsidiaries in the PRC. He was the General Manager of Tianjin Tingyi International Food Co., Ltd. from 1992 to 1995. He graduated from the Accounting Department of Taiwan National Cheng Chi University in 1968. Prior to joining the Group, he worked for Taiwan Semiconductor Co., Ltd. as the Manager of the Financial Department. He is the deputy chairman of the Tianjin Association of Enterprise with Foreign Investment, the Tianjin Taiwan-Invested Enterprises Association and the Tianjin Food Association.

Frank LIN, aged 57, is the Chief Financial Officer of the Group. He joined Ting Hsin Group in October 1995 as the Vice President of the Comely International Food (Hangzhou) Co., Ltd. Prior to his current appointment, he was the General Manager of Hangzhou Tingyi Food Co., Ltd., General Manager of Hangzhou Tingjin Food Co., Ltd. and President of the Group's Beverage Business. Prior to joining the Group, he was the Manager of the Accounting Department for Nestle Taiwan Group and the Manager of the Financial Department and Chief Accountant for General Food, Taiwan and Guangzhou. He graduated from Soochow University in Taiwan in 1972.

Wilson WU, aged 51, joined the Group in May 1994 and is the Chief Auditor. He graduated from the Management Science Institute, Tam Kang University in Taiwan in 1983, majoring in accounting, taxation and financial management. Prior to joining the Group, he was Assistant Manager of Nanchow Chemical Industrial Co., Ltd., Assistant Accounting Manager of Nacia Food Co., Ltd., Accounting Manager of Lucky Enterprises Corporation, Accounting Manager of Decent T & H International Food Co., Ltd. and the Financial Controller of President Pespi Cola Co., Ltd.

KO Yuen-Tat, aged 56, joined the Group in December 2005 and is the Chief of Staff and Head of the Human Resources Department. He was conferred a MBA degree by the National San Yat Sen University (Taiwan). He has been the Senior Vice President of the Group's Human Resources Department and Management Department.



高階主管 *(續)*

劉乾宗，現年53歲，現任方便事業群副總裁，於二零零六年七月加入本集團。劉氏畢業於清雲科技大學並於瑞士洛桑國際管理發展學院接受IMD短期培訓。劉氏曾任職於台灣全國電子股份有限公司、華財企業有限公司及台灣可口可樂公司，並於雀巢(中國)有限公司任全國銷售總監等工作近十六年，劉氏亦曾於上海雀巢普瑞納寵物食品有限公司出任執行董事兼總經理，擁有逾二十年之豐富行銷管理經驗。

黃國書，現年50歲，現任飲品事業群副總裁。於二零零一年六月加入本集團，出任方便食品事業群營業本部主管，二零零二年四月調任杭州頂津食品有限公司總經理，二零零五年一月調任飲品群總經理，黃氏畢業於中國文化大學觀光系。曾任職英商德記洋行，台灣太古可口可樂業務行銷總監。

曹生麟，現年46歲，現任糕餅事業群總經理。於一九九三年十月加入本集團，出任天津頂益食品有限公司營業部門主管，後任重慶頂益兼武漢頂益食品有限公司總經理。曹氏畢業於輔仁大學食品營養系，之前曾任職於台灣雀巢公司、聯合利華及聯蓬食品等公司。

Head Office Management *(Continued)*

Robert LIU, aged 53, is the Executive Vice President of the Group's Instant Noodle Business. He joined the Group in July 2006. He graduated from Ching-Yun Technology University and attended the IMD program for executive development in Swiss Lausanne International Institute for Management Development. Prior to joining the Group, Mr. Liu worked for National Electronic Co., Ltd., COB Enterprise Co., Ltd and Taiwan Coca-Cola Bottling Co., Ltd. He also worked for Nestle Purina (China) Ltd. for 16 years and has been the National Sales Director and has been the Director and Gerenal Manager of Nestle Purina PetCare Shanghai Ltd. He has over 20 years extensive management experience in sales and marketing.

George HUANG, aged 50, is the Executive Vice President of the Group's Beverage Business. He joined the group in June 2001 as Head of Sales Department of the Group's Instant Noodle Business, General Manager of Hangzhou Tingjin Food Co., Ltd. in April 2002 and was the President of the Group's Beverage Business in January 2005. Mr. Huang graduated from Tourism Department of Chinese Culture University in Taiwan. Prior to joining the Group, he worked for a British Trading Company TAIT CO. and has been the Sales Director of Swire Coca-Cola, Taiwan.

Jerry TSAO, aged 46, is the President of the Group's Bakery and Confectionary Business. He joined the Group in October 1993 as Head of Sales Department of Tianjin Tingyi Food Co., Ltd. Prior to his current appointment, he was the General Manager both of Chongqing Tingyi Food Co., Ltd and Wuhan Tingyi Food Co., Ltd. Mr. Tsao graduated from Nutrition on Food Science Department of Taiwan Fu-Jen University. Prior to joining the Group, he worked for Nestle Taiwan Group, Uniliver Taiwan and Wellroc Taiwan Ltd.



高階主管(續)

葉東峰，現年63歲，本集團配套事業群總經理，於一九九八年三月加入本集團，出任方便麵業務副總經理並於同年五月主管配套事業群，內容有：軟性包材、紙器、乾燥農產品、機械、房地產、土木建築、工程顧問、物業管理、物流等業務。葉氏畢業於中原大學，曾任職於三陽金屬(股份有限)公司十一年，好潔工業(股份有限)公司十六年，於好潔任職副總經理兼總廠長，擁有二十八年之經營管理經驗，對於各種功能業務管理均有非常顯著之管理績效。

陳亮邦，現年52歲，現任冷藏事業部總經理。於二零零一年八月加入本集團，出任冷藏事業部總經理。陳氏畢業於台灣大學農經研究所。之前曾任職於台灣味全食品工業股份有限公司。

馬榮耀，現年36歲，現為本集團合資格會計師，於一九九五年六月加入本集團，於本集團內部經歷涵蓋集團總部會計部、廣州頂益食品有限公司財會部主管、集團董事長室稽核部處長。馬氏於一九九五年畢業於天津財經學院統計學系，並取得中國註冊會計師資格。

Head Office Management *(Continued)*

YEH Tung-Fong, aged 63, is the President of the Group's Supporting Industry Business. He joined the Group in March 1998 as the Deputy General Manager of the Group's Instant Noodle Business and was placed in charge of the supporting industry business in May of the same year. The main lines of the supporting industry business include, among others, flexible package, corrugated box, dehydrated vegetable, machinery, real estate, engineering construction, engineering consultant, estate and property management and logistics business, etc. He graduated from Chung Yuan Christian University in Taiwan. He was employed at Sangyang Material Co., Ltd. for 11 years and Hawley and Hazel Taiwan Corp. for 16 years as the Deputy General Manager and Plant Manager, respectively. He has 28 years' experience in operation and management and has achieved very obvious management results in various functional business management.

CHEN Liang-Pang, aged 52, is the President of the Group's Refrigeration Business. He joined the Group in August 2001 as General Manager of Refrigeration Business. He graduated from Agricultural Economic Department of National Taiwan University. Prior to joining the Group, he worked in Wei Chuan Foods Corporation Limited in Taiwan.

MA Wing-Yiu, aged 36, Qualified Accountant of the Group. He joined the Group in June 1995 and worked in the Group's Accounting Department. He was the Head of Financial & Accounting of Guangzhou Tingyi Food Co., Ltd. and the Deputy Manager of Audit Department of the Group's Chairman Office. Mr. Ma graduated from Statistics Department of Tianjin Finance Academy in the PRC and he is a certified public accountant in the PRC chartered with the Chinese Institute of Certified Public Accountants (CICPA).



TINGYI (CAYMAN ISLANDS) HOLDING CORP.
康師傅控股有限公司

MASTER KONG INSTANT FOODS (BVI) CO., LTD. 康師傅方便食品(BVI)有限公司 100%

- Guangzhou Tingyi Food Co., Ltd. 廣州頂益食品有限公司 100%
- Hangzhou Tingyi Food Co., Ltd. 杭州頂益食品有限公司 100%
- Chongqing Tingyi Food Co., Ltd. 重慶頂益食品有限公司 100%
- Wuhan Tingyi Food Co., Ltd. 武漢頂益食品有限公司 100%
- Shenyang Tingyi Food Co., Ltd.* 沈陽頂益食品有限公司 100%
- Master Kong (Shenyang) Convenient Food Co., Ltd.* 康師傅(沈陽)方便食品有限公司 100%
- Xian Tingyi Food Co., Ltd. 西安頂益食品有限公司 100%
- Fujian Tingyi Food Co., Ltd. 福建頂益食品有限公司 100%
- Harbin Tingyi Food Co., Ltd. 哈爾濱頂益食品有限公司 100%
- Xinjiang Tingyi Food Co., Ltd.* 新疆頂益食品有限公司 100%
- Master Kong(Kunming) Convenient Food Co., Ltd. 昆明頂益食品有限公司 100%
- Master Kong (Taiwan) Foods Co., Ltd.* 台灣康師傅食品股份有限公司 100%
- Nanjing Tingyi Food Co., Ltd. 南京頂益食品有限公司 100%
- Qingdao Tingyi Food Co., Ltd. 青島頂益食品有限公司 100%
- Tianjin Tingyi International Food Co., Ltd. 天津頂益國際食品有限公司 100%
- Tianjin Tingyu International Food Co., Ltd. 天津頂育國際食品有限公司 100%

- Fumanduo Investment Co., Ltd.* 福滿多投資有限公司 100%
- Master Kong (Hangzhou) Convenient Food Co., Ltd. 康師傅(杭州)方便食品有限公司 30% / 70%
- Zhengzhou Fumanduo Food Co., Ltd.* 鄭州福滿多食品有限公司 75% / 25%
- Huaian Fumanduo Food Co., Ltd. 淮安福滿多食品有限公司 75% / 25%
- Meishan Fumanduo Food Co., Ltd. 眉山福滿多食品有限公司 75% / 25%
- Changsha Fumanduo Food Co., Ltd.* 長沙福滿多食品有限公司 75% / 25%
- Lanzhou Fumanduo Food Co., Ltd.* 蘭州福滿多食品有限公司 75% / 25%
- Hebei Fumanduo Food Co., Ltd.* 河北福滿多食品有限公司 75% / 25%
- Jinan Fumanduo Food Co., Ltd.* 濟南福滿多食品有限公司 75% / 25%
- Dongguan Fumanduo Food Co., Ltd.* 東莞福滿多食品有限公司 75% / 25%
- Xianyang Fumanduo Food Co., Ltd.* 咸陽福滿多食品有限公司 75% / 25%
- Xinjiang Fumanduo Food Co., Ltd. 新疆福滿多食品有限公司 75% / 25%
- Chongqing Fumanduo Food Co., Ltd. 重慶福滿多食品有限公司 75% / 25%
- Harbin Fumanduo Food Co., Ltd.* 哈爾濱福滿多食品有限公司 75% / 25%
- Chengdu Tingyi Food Co., Ltd.* 成都頂益食品有限公司 75% / 25%
- Hebei Yi Wan Xiang Foods Co., Ltd.* 河北一碗香食品有限公司 100%

Master Kong Bakery (BVI) Co., Ltd. [illegible]

- [illegible]
- [illegible]
- [illegible]
- [illegible]

TINGYI-ASAHI-ITOCHU BEVERAGES HOLDING CO., LTD. 康師傅飲品控股有限公司 50.005%

- Tianjin Tingjin Beverage Co., Ltd. 天津頂津飲品有限公司 100%
- Tianjin Tingjin Food Co., Ltd. 天津頂津食品有限公司 100%
- Guangzhou Tingjin Beverage Co., Ltd.* 廣州頂津飲品有限公司 100%
- Master Kong (Tianjin) Beverage Co., Ltd. 康師傅(天津)飲品有限公司 100%
- Wuhan Tingjin Food Co., Ltd. 武漢頂津食品有限公司 100%
- Master Kong (Hangzhou) Beverage Co., Ltd.* 康師傅(杭州)飲品有限公司 100%
- Lanzhou Tingjin Food Co., Ltd.* 蘭州頂津食品有限公司 100%
- Yangzhou Tingjin Food Co., Ltd. 揚州頂津食品有限公司 100%
- Master Kong (Shenyang) Beverage Co., Ltd.* 康師傅(沈陽)飲品有限公司 100%
- Harbin Tingjin Food Co., Ltd.* 哈爾濱頂津食品有限公司 100%
- Xinjiang Tingjin Food Co., Ltd.* 新疆頂津食品有限公司 100%
- Kunming Dingjin Food Co., Ltd. 昆明頂津食品有限公司 100%
- Master Kong (Guangzhou) Beverage Co., Ltd. 康師傅(廣州)飲品有限公司 100%
- Zhengzhou Tingjin Food Co., Ltd. 鄭州頂津食品有限公司 100%
- Master Kong (Xi'an) Beverage Co., Ltd. 康師傅(西安)飲品有限公司 100%
- Master Kong (Jilin) The Changbai Mountain Beverage Co., Ltd. 康師傅(吉林)長白山飲品有限公司 100%
- Nanjing Tingjin Food Co., Ltd.* 南京頂津食品有限公司 100%
- Master Kong(Hangzhou) Qiandaohu Beverages Co., Ltd.* 康師傅(杭州)千島湖飲品有限公司 100%

Instant Noodle 方便食品事業群	Bakery and Confectionery [illegible]	Beverage 飲品事業群

* Direct translation of registered name in Chinese

* 公司之英文名稱乃由註冊中文名稱直接翻譯而成



Master Kong Beverages (BVI) Co., Ltd.
康師傅飲品(BVI)有限公司 100%

- Kagome (Hangzhou) Foods Co., Ltd. 可果美（杭州）食品有限公司 29%
- Hangzhou Tingjin Food Co., Ltd. 杭州頂津食品有限公司 100%
- Guangzhou Tingjin Food Cc., Ltd. 廣州頂津食品有限公司 100%
- Chongqing Tingjin Food Co., Ltd.* 重慶頂津食品有限公司 100%
- Shenyang Tingjin Food Co., Ltd 沈陽頂津食品有限公司 100%
- Xi'an Tingjin Food Co., Ltd.* 西安頂津食品有限公司 100%
- Qingdao Tingjin Food Co., Ltd. 青島頂津食品有限公司 100%
- Fujian Tingjin Food Co., Ltd. 福建頂津食品有限公司 100%

- Tingyi (BVI) Int'l Co., Ltd. 頂益（英屬處女島）國際有限公司 100%
- Master Kong (HK) Trading Company Limited 康師傅(香港)貿易有限公司 100%
- Tianjin Tingyu Consulting Co., Ltd. 天津頂育諮詢有限公司 100%
- Hangzhou Wei Chuan Foods Co., Ltd. 杭州味全食品有限公司 100%
- Wei Chuan (Anji) Dairy Farm Co., Ltd.* 味全（安吉）乳品專業牧場有限公司 100%
- Guangzhou Wei-Chuan Food Co., Ltd. 廣州味全食品有限公司 100%
- Kon Jun Corporation* 康俊股份有限公司 100%
- Kon Chuan Corporation* 康權股份有限公司 100%
- Kon Yuan Corporation* 康遠股份有限公司 100%

Directly Under
直屬公司



二零零七年度中國國民生產總值(GDP)持續穩定成長，較去年上升11.4%，連續五年保持10%以上的快速增長；社會消費品零售總額亦較去年增長13.1%。

In 2007, the PRC sustained a steady yet rapid growth in its gross domestic products ("GDP"). GDP grew up by 11.4% in the year, manifesting consecutive growths of exceeding 10% p.a. over the past four years. Sales amount of social consumables surged even further by 13.1% compared with a year before.

回顧本集團於二零零七年總營業額較去年同期上升37.9%至3,215,404千美元。方便麵、飲品及糕餅的營業額分別較去年同期上升41.5%、38.9%及12.9%；於第四季本集團的總營業額較去年同期上升38.5%，達717,723千美元，主要來自方便麵及飲品的銷售成長。

In 2007, the Group's turnover was US$3,215.404 million, an increase of 37.9% over 2006. The growth rates for turnover of instant noodle, beverage and bakery were 41.5%, 38.9% and 12.9% respectively. In the fourth quarter, the Group's turnover was US$717.723 million, 38.5% higher than the same period last year. The increase was mainly from sales growth in instant noodle and beverage.


中國方便麵
市場佔有率
Instant Noodle
Market Share of the PRC
市場佔有率 (%)
Market Share (%)
32.3
17.1
12.3
34.5
16.8
10.3
43.3
14.4
12.1
47.0
14.9
10.2
2006
2007
2006
2007
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
華龍
Hualong
統一
Uni-President


中國包裝茶飲品
市場佔有率
RTD Tea
Market Share of the PRC
市場佔有率 (%)
Market Share (%)
55.2
22.3
8.7
53.3
22.5
9.7
53.6
23.0
8.7
51.9
22.8
9.9
2006
2007
2006
2007
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
統一
Uni-President
娃哈哈
Wahaha


中國包裝水
市場佔有率
Bottled Water
Market Share of the PRC
市場佔有率 (%)
Market Share (%)
13.7
11.6
9.8
16.8
13.0
10.9
15.0
11.0
10.4
15.4
14.2
11.2
2006
2007
2006
2007
銷售量
Volume
銷售額
Sales
康師傅
Master Kong
娃哈哈
Wahaha
農夫山泉
Farmer Spring

資料來源：ACNielsen零售研究報告～二零零七年十二月份

Sources: ACNielsen SCAN TRACK EXPRESS ~ December 2007



年內，主要原材料價格雖然持續高企，但透過本集團持續優化生產管理效率，有效控制生產成本，及穩健的營銷策略，並對產品銷售組合進行優化，令整體毛利率只較二零零六年微幅下降0.69個百分點至31.6%；分銷成本則為鞏固本集團在中國市場的強勢品牌領導地位，而策略性持續增加廣告的投入及強化銷售通路的精耕細作，致其佔總營業額的比例維持19.1%，與上年度持平。財務費用相較去年上升78.9%至19,418千美元，主要是因應資本開支及原料採購款而適量增加銀行貸款，期內本集團財務持續穩健的操作原則，維持充裕現金流量。

During the year, in spite of the fact that the prices for main raw materials remained at a high level, the Group's gross margin only slightly decreased 0.69ppt. to 31.6% through flexible marketing strategy, effective production management and cost control. Due to the extensive advertising strategy and strengthening sales network, the distribution costs as percentage of total sales maintained at last year's level of 19.1%. Finance costs increased by 78.9% to US$19.418 million mainly due to the increase in bank borrowing for capital expenditure and purchasing of raw materials. During the year, the Group maintained a stable and healthy finance structure and a strong cash position.

二零零七年扣除利息、稅項、折舊及攤銷前盈利(EBITDA)為478,306千美元，本公司股東應佔溢利為194,837千美元；每股基本盈利

In 2007 earnings before interest, tax, depreciation and amortization (EBITDA) was US$478.306 million and the profit attributable to equity holders of the company


康師傅
绿
绿色好
绿茶



3.49美仙。與去年同期相比，本年度EBITDA及本公司股東應佔溢利分別大幅上升35.5%及30.8%。

was US$194.837 million which were sharply increased substantially by 35.5% and 30.8% respectively when compared to last year. Basic earnings per share was US3.49 cents.

方便麵業務

延續著過往國際原材料成本的持續高漲，也連帶影響中國食品生產製造業的發展，在高價棕櫚油和麵粉成本推動下，中國食品的產業環境顯得更為嚴峻；生產效率低落及不具生產規模的小廠紛紛停止或退出市場。給予了領導品牌極有力的契機，得予持續推出各項創新口味產品，繼續經營市場，累積品牌力。

康師傅方便麵以主力口味紅燒牛肉麵廣受中國各地消費者歡迎，香辣牛肉、辣旋風、海陸鮮匯等全國美食系列成功建立美味流行品牌形象。為更加滿足各地消費者的不同需求，本幫燒、油潑辣子、老火靚湯等推出了新口味，同時推出了老湯盛宴等新系列產品。對於副品牌的經營，食麵八方、乾拌麵進一步鞏固本集團在拌炒麵市場的領先地位；麵霸拉麵則有效滿足追求優質麵條消費者的需求。勁爽拉麵、好滋味則全力搶佔城市中下階層的市場。通過完整的產品佈局，不斷帶動業務的提升。

Instant Noodle Business

The rising raw material costs worldwide have affected the development of manufacturing industries in China. With the high prices of palm oil price and flour, China's food manufacture industry has become more difficult. Small factories with lower capacity and inefficient productivity either cease their business or pull out the market. It provides a great opportunity to the market leader to continue their business, promote the products with new flavors and strengthen the brand name in order to cater the various needs of different consumers in different location.



The Group's mainstream noodle flavor — the "Hong Shao Niu Rou Mian (soy-braised beef flavor noodle)" — has gained wide popularity among consumers throughout China. Other series of flavors such as the "Xiang La Niu Rou (Spicy Beef)", the "La Xuan Feng (Spicy Whirlwind)", the "Hai Lu Xian Hui (The Mixed Taste of Sea and Land Foods)", etc. have successfully established their image as trendy delicacies. New flavors rolled out to meet the tastes of various consumers in different locations included "Ben Bang Shao", "You Po La Zi", "Lao Hou Jing Soup". Also launched simultaneously were the "Lao Hou Sheng Yang" series of flavors. Concerning auxiliary brands, the launch of "Shimianbafan Gan Ban Mian" further solidified Master Kong's leading position in the rapidly growing mixed fried noodle market segment. "Mianba La Mian" has effectively satisfied consumers who crave for quality noodle. "Jin Shuang La Mian" and "Hao Zi Wei" have made their foray in the medium/low-end market segments. Thus, through the careful planning of product introductions, our noodle business flourished.


面霸

在平價麵市場，我們以福滿多為主要品牌經營。超級福滿多與「五月天」攜手，全面唱響「年輕就要對味」，吸引年輕人市場。金牌福滿多全力打造金牛品牌。在二／三／四級市場投入福滿多一碗香及福滿多公司品牌產品。在乾脆麵市場，推出福香脆大塊包，提升品牌附加價值。通過精進優化的產品佈局，有效帶動本集團在平價麵市場的成長。

In the low price noodle market segment, we have made "Fumanduo" a primary brand. The "Super Fumanduo" aims to attract young consumers while the "Gold Mark Fumanduo" forges the "Jin Niu (Taurus)" brand. For the 2nd/3rd/4th level markets we launched the "Fumanduo Yi Wan Xiang" and the "Fumanduo" corporate brand products. In the dry and crispy segment, the "Fu Xiang Cui Da Kuai Bao" was launched to increase the brand's added value. Thus, the improved and refined product introductions has worked to grow the Group's low price market.

根據ACNielsen二零零七年十二月最新的零研數據顯示，「康師傅」方便麵銷售量與銷售額的市場佔有率分別為34.5%及47.0%，其中高價容器麵銷售額的佔有率為66%，高價袋面銷售額的佔有率是66%，穩居市場領先地位十餘年。



According to December 2007's latest survey carried out by ACNielsen on retails, Master Kong's sales volume and turnover of instant noodles respectively shared 34.5% and 47.0% of the market, among which noodles with high-end containers represented 66% of the market turnover and high-end packet noodles shared 66% of the market turnover, steadfastly securing the leading position for more than ten years.

在生產方面，透過高效率工廠的建設，以及導入TPM、5S等改善活動對現有工廠的生產力進行優化，使生產效率有效提升，緩解因原物料及薪資上漲所帶來的生產成本壓力。

The construction of higher efficiency manufacturing plants as well as the adoption of the TPM and 5S improvement tools have improved productivity effectively and increased production efficiency, thus alleviated the pressure on production costs from the rising raw material prices and labor cost.





本集團之方便麵業務仍然維持快速成長，在產品有味、品牌有利及服務有質的策略下，依靠提升產品價值、優化產品組合、通路精耕細作、建設高效率工廠、推動TPM等生產優化活動，以及強化管理機制等手段，有效地因應環境挑戰，掌握環境機遇，使本集團持續穩固方便麵市場的領導地位。

The Group's instant noodle business continued to grow rapidly thanks to the good taste, the edge of brand image and quality service. By gearing up its product value, perfecting its product mix, intensively cultivating its distribution channels, building higher efficiency production plants, promoting activities such as TPM that fine tune production, and strengthening management mechanism, the Group has effectively coped with the challenging environment and grasped the opportunities, to be the leader in the instant noodle market.

二零零七年方便麵業務的銷售額為1,488,086千美元，較去年同期上升41.5%，佔本集團總營業額的46.3%；雖然方便麵主要原材料棕櫚油及麵粉價格在第四季度分別較去年同期上升66%及10%，期內(1)本集團高毛利的容器麵及高價袋麵的銷售額達到45.5%的成長，(2)透過精進生產效率有效控制生產成本，及(3)年內適時調整銷售價格，令本集團方便麵業務全年的毛利率僅較去年下降1.3個百分點至25.4%；銷售毛利則較去年上升34.7%。本公司股東應佔溢利較去年同期上升了26.6%至94,167千美元。

In 2007, turnover for instant noodle business amounted to US$1,488.086 million, grew by 41.5% from previous year and represented 46.3% of the Group's total turnover. Although the price of main raw material of palm oil and flour increased 66% and 10% respectively in the fourth quarter, during the year, the gross margin of instant noodle only decreased by 1.3ppt. to 25.4% and gross profit increased by 34.7% compared with last year. The performance was mainly because of: (1) the adjustment on products mix, thus sales value for high-end container noodles and high-end packet noodles have grown by 45.5%; (2) the effective control of operating costs through enhancement of production efficiency; and (3) the agile pricing mechanism. Profit attributable to equity holders of instant noodle business was US$94.167 million, grew by 26.6%.


康師傅
麻辣
牛肉面
排骨面
麻辣牛肉面
麻辣排骨面


康師傅
香辣
牛肉面



飲品業務

二零零七年本集團即飲茶系列繼續保持著非碳酸飲料市場的領導地位，在構建茶專家形象的同時，引入時尚元素，如成功更換綠茶新瓶型、新包裝，運用熱氣球等活動創造話題、活化品牌，與消費者進行深度溝通，成功的拉開與其他主競爭品牌之間的距離。旗艦產品康師傅冰紅茶以強勢品牌活動，以音樂擴展冰茶市場，持續取得絕對領導地位。

包裝水持續空中與地面攻勢，並在源頭上進行資源的配備，縮短生產與目標市場的距離，加速銷售網路的擴展，「清新、自然」的礦物質水深入消費者內心，得到消費者的肯定與喜愛。

在競爭愈演愈烈的果汁市場，追求時尚、營養和健康的年輕消費群體，依然是主流消費層，針對此族群，我們選擇了形象健康、時尚，性格積極向上的梁靜茹做代言人，引領消費者對

Beverage Business

In 2007, the Group's RTD tea series maintained their leading positions in the non-carbonated beverage market. While simultaneously forging a tea specialist image, we incorporated some trendy elements — the new bottle shape for green tea, new packing, the deployment of the hot balloon activity to create public attention, activating brand image and the intense communication with consumers — to effectively build a further lead over major competitors. The flagship Master Kong ice tea was used as the basis for vigorous brand promotion activities including using music as a mean to expand the ice tea market and maintain its dominating leading position.

Through the allocation of resources, narrowing the distance between the production and the target market locations and the rapid expansion of our distribution network, our bottled water made its vigorous penetration in the market. "Fresh and natural" mineralized water has been well recognised and liked by the mass consumers.

The competition in the fruit juice market turned out to be even keener. In pursuit of trendy life style, nutrition and health are the main considerations of the young consumers. With this in mind, we have selected a celebrity – Liang Jing Ru, whose image is healthy, trendy and







健康、時尚的追求。結合產品的差異化，配合靈活的市場策略，成功滿足廣大消費者的訴求，帶動飲料業務整體營業額屢創新高。

active, to be our spokeswoman. Together with product differentiation and an agile market strategy, we have successfully managed to satisfy the consumer mass's cravings. Hence the aggregate turnover of the beverage business surged to a new high.

據ACNielsen二零零七年十二月最新零研數據顯示，康師傅即飲茶銷售額市場佔有率佔整體即飲茶市場51.9%，穩居市場領導地位。包裝水以15.4%的市佔率，躍居全國第一品牌。「鮮の每日C」與「康師傅」的雙品牌策略，以16.5%的市佔率，居稀釋果汁市場三甲地位。


冰红茶
ICE TEA
畅饮瓶
1升

The latest study by ACNielsen in December 2007 showed that the sales of Master Kong's RTD tea products had a market share of 51.9%, which again took the leading position among its competitors. Bottled water shared 15.4% of the market, which jumped to become the number one brand in the country. In the area of fruit juice, the duo brands — "Fresh Daily C" and "Master Kong" — commanded a market share of 16.5%, the third place in the diluted fruit juice market.

本集團之飲品業務取得如此亮麗成績，主要是靠有效的管理機制和良好的產品組合；其中，引進世界一流先進的生產設備，全面控制生產流程；健全並實施了ISO9002體系和HACCP體系，保證產品品質的全方位、全過程的控制；減少流通鏈中間環節的摩擦，保證低成本的運作。穩定可靠的產品品質，使本集團位居行業的領導地位。


嗯,好喝!
橙汁饮品

The Group's outstanding performance in the beverage business could be attributed to its effective management mechanism and its good product mix. Advanced technological production plants and equipments have been introduced to control production process. Both ISO 9002 and HACCP systems were implemented to ensure effective product quality control throughout the processes. Processing modes within the supply chain were smoothed to ensured low-cost processing. A reliable and stable product quality has helped the Group to gain the leading position in the industry.



二零零七年飲品事業的營業額較去年同期升38.9%至1,519,194千美元，佔本集團總營業額之比例增加至47.2%。飲品事業群所需的主要原材料如糖價銷售回落，但PET膠粒價格在年內持續維持高點，雖然透過本集團高效能的生產設備，以及不斷強化生產管理能力，令生產成本得以控制，但因為毛利率相對較低的礦物質水的銷售額於期內大幅成長67.3%，導致飲品業務毛利率較去年同期微幅下降0.1個百分點至36.8%。惟毛利額卻上升38.5%。年內本公司股東應佔溢利為89,152千美元，較去年同期上升32.5%。

In 2007, turnover for beverage business increased by 38.9% to US$1,519.194 million as compared to last year and its proportion to the Group's total turnover increased to 47.2%. During the year, the prices of main raw materials maintained at a high level. Owing to the efficient production management capability, production cost was able to be controlled. However, sales value of mineralized water with a comparatively lower gross margin had grew by 67.3% causing the overall gross margin of beverage business to drop by 0.1ppt. to 36.8% with overall gross profit increased 38.5%. Profit attributable to equity holders of beverage business was US$89.152 million, an increase by 32.5%.

糕餅業務

二零零七年糕餅事業群銷售額達到109,660千美元，較去年上升12.9%。二零零七年糕餅事業的毛利率為38.3%，本公司股東應佔溢利達到4,221千美元。主要是因為，核心品牌如3+2夾心餅乾、妙芙、美味酥、蛋酥卷的推廣奏效及精準式行銷策略成功。根據ACNielsen二零零七年十二月之調查結果，康師傅於中國夾心餅乾市場的銷售量及銷售額之佔有率分別為22.7%及25.6%，穩居市場第二位。

Bakery Business

The turnover of the bakery business segment in 2007 amounted to US$109.660 million, representing an increase of 12.9% compared with last year. In year 2007, gross margin for Bakery business was 38.3% and profit attributable to equity shareholders reached US$4.221 million. The increase in sales and profit is resulted from the promotion of core bakery products, such as the "3+2" Sandwich Cracker, Muffin and Tasty Crisp, and the refined and accurate sales strategy. According to ACNielsen's survey in December 2007, Master Kong had respective market shares of 22.7% and 25.6% in sales volume and turnover in the sandwich cracker market, a second place among the market leaders.


妙芙
Muffin
新裝上市



展望二零零八年，糕餅事業的經營策略將持續核心品牌的經營、精準式的行銷及發展傳統美食現代化。以達致創建康師傅糕餅王國的目標！

The Group strategies for the year 2008 are to maintain core products, execute refined and accurate sales and distribution mechanism and develop the modernization of traditional delicacies. n the bakery business segment, we strive to build the "Master Kong's bakery kingdom".

冷藏事業部

Refrigeration Business

二零零七年冷藏事業發展持續穩定。每日C果汁在華東地區持續穩居純果汁市場領導品牌，上海市場佔有率維持37%以上。年內味全乳酸菌飲料銷售大幅成長67%，上海市場佔有率提升至33%，於二零零七年三月推出家庭裝規格的乳酸菌飲料，藉以擴大消費者的飲用量；於十一月推出新口味蘆薈乳酸菌飲料，以持續建立品牌的創新形象，而於九月上市的味全優酪乳健康粗糧系列產品，凸顯了添加大麥的營養價值，持續建立「健康、優質、享受」的品牌形象。味全貝納頌咖啡於十二月在原有的拿鐵口味，將口味與包裝升級為「倍醇拿鐵」上市，更能符合現階段消費者對於咖啡的喜好需求。

The development of the Group's refrigeration business in 2007 was stable. Fresh Daily C Juice became the leading fruit juice brand in Eastern China and had more than 37% market share in Shanghai. The sales of Wei Chuan Active Lactobacillus Drinks increased significantly by 67% while market share in Shanghai increased to 33%. The family size Active Lactobacillus Drink package was launched in March 2007 to enhance consumption. The new Aloe flavor Active Lactobacillus Drinks was rolled out in November 2007 in order to sustain our brand image as an innovator. Wei Chuan Yogurt launched a series of healthy coarse grain products with the appealing nutrition value of barley — the building up of a "healthy, supreme and relaxing" brand image. Wei Chuan's Bernachon coffee series upgraded a new taste from its original Latte flavor and launched the "Au Lait" to suit the cravings of current consumers.

冷藏事業的生產品質管理已取得QS及HACCP認證在案，去年並通過覆審。

The refrigerated business's product quality management passed the reexamination of QS certification and the HACCP.

財務分析

Financing

本集團在二零零七年繼續保持穩健的財務結構，是通過對應收、應付帳款和存貨的有效控制的成果。於二零零七年十二月三十一日，本集團的手頭現金及銀行存款為242,892千萬美元，較二零零六年同期增加78,972千美元。本集團總負債為1,052,726千美元，相對於總資產2,334,421千美元，負債比例為45.1%。相較於二零零六年十二月三十一日

The Group's healthy finance structure had benefited from the stable cash flow of the Group as a result of the well-controlled trade receivables, trade payables and inventories. At the year end, the Group's cash and bank deposit amounted to US$242.892 million, an increase of US$78.972 million from previous year. The Group's total liabilities amounted to approximately US$1,052.726 million, represented an increase of US$310.568 million from US$742.158 million as at 31 December 2006. Total assets amounted to US$2.334 billion. The debt ratio calculated as



的總負債742,158千美元，增加了310,568千美元，負債比例上升了4.8個百分點，負債比例略有上升主要因為資本開支及原材料採購導致應付帳款及長期有息借貸均有較大幅度增長。

total liabilities to total assets increased by 4.8 ppt. to 45.1% as compared with 31 December 2006. The increase in debt ratio was because both trade payables and long term loans have increased mainly for increases in capital expenditures and purchases of more raw materials, in line with the increase in activities.

同期，本集團長短期銀行貸款總額為398,427千美元，相較於二零零六年十二月三十一日增加了130,346千美元，主要用於增加飲品及方便麵生產設備的資本開支。總借貸中，外幣與人民幣銀行貸款所佔的比例分別為50.3%：49.7%，去年同期為60.4%：39.6%。長短貸比例為27%：73%，去年同期為11%：89%。由於本集團的交易大部份以人民幣為主，而期內人民幣對美元的匯率升值6.5%，對本集團造成二零零七年度匯兑收益共64,355千美元，分別包括損益表內的7,950千美元及外幣換算儲備內的56,405千美元。

At the end of 2007, the Group's total borrowings increased by US$130.346 million to US$398.427 million. The increase in borrowings were mainly used for the acquisition of more instant noodle and bottle water production facilities. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 50.3% and 49.7% respectively, as compared with 60.4% and 39.6% respectively last year. The Group adjusted the proportion between long-term loans and short-term loans from the previous year's "11%: 89%" to 2007's "27%: 73%". The Group's transactions are mainly denominated in Renminbi. Appreciation in Renminbi in terms of US dollars 6.5% brought an exchange gain of US$64.355 million to the Group during the year. US$7.950 million and US$56.405 million of the exchange gain was included in the income statement and reserves from exchange translation respectively.

生產規模

本集團於二零零七年在重慶及高碑店增建方便麵工廠，而天津成都、南京兩地加建的製麵工廠，計劃分別於二零零八年及二零零九年投產，將有助穩固本集團方便麵於整體市場的領導地位。此外，飲品事業群在去年的基礎上，繼續擴大生產基地的建設，分別在瀋陽、天津、西安、齊齊哈爾、牡丹江、寧波、廈門、上海、南昌、襄樊、江門和深圳興建十二個生產廠，並在二零零七年全部投入生產，進一步提高本集團於飲料市場的競爭能力。

Production Scale

In 2007, the Group has built instant noodle plants in Chongqing and Gaobeidian. The relocated Tianjin plant and new plants in Chengdao and Nanjing will also commence production in 2008 and 2009 respectively. These efforts will enhance the Group's leading position in the instant noodle market. In 2007, our beverage segment continued to extend its production in Shenyang, Tianjin, Xian, Qiqihar, Mudanjang River, Ningbo, Amoy, Shanghai, Nanchang, Xiangfan, Jiangmun and Shenzhen. These twelve plants have commenced production in 2007 which further enhanced the Group competitiveness.



人力資源

於二零零七年十二年三十一日，本集團員工人數為45,990人（2006年32,631人）。

本集團二零零七年繼續本著創造人力價值，累積長期競爭力的人力資源發展方針，完善選、育、用、留各項人力發展政策，為集團的持續發展儲備優秀人才。

建立人才評鑑系統，配合通路精耕細作與集團未來發展規劃，選擇適崗適任的人才。繼續選派優秀人才赴海外培訓，學習國外的先進管理理念與管理技術，培養國際型專業人才；建立功能別訓練組織系統，完善專業培訓體系。因應國家政策調整人力資源管理規章，防範經營風險。擬定人才發展規劃，研擬薪資、福利與留才激勵政策，使員工與企業共享經營成果。於二零零八年三月二十日，本集團提供購股權計劃予部份之員工。

充分重視人才的培育、發展與儲備，將人才作為企業發展的基石，是康師傅得以快速成長的核心競爭力之一。

Human Resource

As at 31 December 2007 the Group employed 45,990 (2006: 32,631) employees.

In 2007 the Group continued its policy to create more value of its personnel and maintained a human resources direction for its long-term competitiveness. With comprehensive development strategies on human resources, including the recruitment, training, deployment and retention of talents, the Group shall be better equipped to retain staff and groom successors.



We have an appraisal system that coordinates with the future development plan of the Group and will cultivate and assign right talents for appropriate positions and right responsibilities. To nurture our staff to becoming international professionals, we continue to send staff for overseas training to learn advanced management philosophy and technologies. We maintain a function-based training system to improve our professional training mechanism. In accordance with government policy, we will continue to monitor our human resources management regulations to avoid unnecessary operational risk. We will continue to formulate personal development plans, which include studying and formulating compensation, fringe benefit and stimulating policies, for retaining talents so that there is win-win between staff and enterprise. On 20 March 2008, the Group provided a share option scheme to some of its staff.

We recognise that talented employees is one of Master Kong's competitive edges. Consequently, we will continue to put significant emphasis on training staff, development and retention.

展望 Prospects



隨著中國國民經濟持續快速的增長，城市化的腳步不斷加快，消費結構也在不斷的升級，內需市場依然呈現出巨大的潛力。2007年食品飲料行業繼續保持了良好的增長勢頭，併購、食品安全和奧運營銷成為全年熱點。今年隨著2008年奧運會和2010年世界博覽會將在中國陸續舉行，屆時全球的目光都將聚集到中國，包括食品行業在內的國際企業也將更加重視中國市場，加之能源以及原材料價格的持續上漲，公司經營管理團隊將需接受更加嚴峻的考驗。為維持本集團在中國市場的強勢領先地位，在追求美味、健康、安全的產品理念下，持續新產品的開發，可延續本集團長遠的增長。

憑藉著中國消費品市場整體良好和經營團隊的共同努力，二零零七年本集團整體發展優於預期，對於二零零八年我們依然信心實足，為了把握這大好發展機會，我們除了繼續加大投資，積極擴大飲品及方便麵的產能外，還將有計劃地調整公司非核心產業，更加合理的利用現有資源，不斷挖掘優勢產品的競爭能力以便使集團能又快又好地發展壯大。

The rapid growth of China's economy has resulted in rapid urbanization. Consumption structure is upgrading. Hence, the market for domestic consumption remains to be of great potential. In 2007, the food and beverage industry sustained its long-term growth. Mergers and acquisitions, food safety and the Olympic Game became the hot topics. This year we are going to have the 2008 Olympic Game while 2010 will be the year for World Expo in China. These events will put China in the international limelight. Multinational enterprises, including those in the food and beverage industry, will be attracted to the Chinese market. These factors, coupled with the rising energy and raw material prices will make the next few years challenging for our management team. In order to keep our leading positions in the Chinese market, the Group will strive to maintain its long-term growth by pursuing a brand identity that embraces "good taste, health and safety" and through continuing new product development and marketing.

Thanks to China's blooming consumer market and the strenuous team efforts of our operations, 2007 was a year that we performed well above expectations. We remain confident for 2008. To grasp this opportunity, we will increase our investment and actively expand our production capacities in beverages and instant noodles. We will also review our non-core business investment in order to rationalize the allocation of our existing resources. Competitive products will be further explored in order to strengthen the Group's operations.



展望未來，(1)於方便麵事業，將繼續發展有地方特色的市場品牌領先地位，創造兼具時尚感的方便麵專家形象，牢牢佔據高檔面的領導地位。對於平價麵市場將繼續積極擴張，不斷增加市場佔有率，對競爭對手形成更大的壓力，以配合公司的整體策略。(2)於飲品事業，將持續擴大銷售與市場佔有率，不斷推出新產品，預計二零零八年將是飲品事業發展的又一高峰。(3)於糕餅與冷藏業，將鞏固並繼續擴充差異化的產品開發，加大研發力度，為消費者創造出更多美味、營養、健康的產品。(4)對於快速消費品來説，通路的經營最為重要，本集團將繼續推行精準式的營銷策略，不斷開闢新的市場，積極應對激烈的市場競爭。

Looking forward, (1) we will continue developing instant noodles that have local flavors to maintain the leading position. We will also create our image as a fashionable instant noodle specialist to secure our leading position in the high-end market. As an overall corporate strategy, we will compete aggressively by increasing our market share in the low-price noodle market. (2) On beverage, we will continue to expand our sales to increase market shares through introduction of new products. It is expected that our beverage business will continue to grow in 2008. (3) As to the bakery and refrigeration business, we will consolidate and continue to expand the development of differentiated products. More efforts will be spent on R&D to create more products that taste good and are nutritional and healthy. (4) The Group recognises that for consumer products that command fast turnover effective and efficient distribution channels are of essence. As a result, the Group will continue with its refined sales strategy towards the opening of new market and to remain well prepared in the competitive market.

預期二零零八年原材料價格如棕櫚油將會繼續高企，本集團將繼續善用先進的生產設備，透過生產速度的提升及高科技，降低單位生產成本以維持穩定的毛利率。為使本集團組織機構更加適應集團發展的需要，集團將引進高素質人才，並進一步完善公司各項管理制度，確保公司內部管理水平和管理效益的同步提高。進一步加大內部控制制度管理，採取多種有效的管理監督檢查方法和措施，確保各項管理工作收到實效。生產部門專注於質量管理，引進關鍵性產品技術，提升品保技術能力。營銷部門更專注於品牌建立和通路精耕細作，規範銷售市場管理，使銷售工作更上一個台階。

It is expected that prices of raw materials such as palm oil will continue to rise in the year 2008. The Group will continue to deploy advanced equipment to reduce unit production cost and maintain a stable gross profit margin. In order to meet with its corporate development requirements, the Group will hire talents of high calibre and will enhance its internal control management system. More effective management monitoring and supervision methods will be applied to ensure effective management throughout the Group. Production departments will focus on quality management by introducing critical production technologies and enhancing quality assurance capacity. The sales department will focus on brand building, the intense cultivation of sales channels and regulating sales and market management to walk an extra mile for sales activity.



面對越來越激烈的市場競爭，品牌的重要性越來越顯著，品牌已成為企業賴以生存和發展的基礎，未來我們將要通過建立風險管理機制(ERM)和實施企業形象識別系統(CIS)戰略來強化「康師傅」品牌的認知度和美譽度，不斷擴大品牌影響力，進一步強化各項產品在中國市場的領導地位，推動未來持續而穩固的增長。

For enterprises that face fierce market competition, it has become more and more obvious that brand identity is extremely important. Branding has become a mainstay that enterprises hinge on for survival and development. In the future, we will establish a mechanism of Enterprise Risk Management ("ERM") and implement the Corporate Identity System ("CIS") to strengthen the "Master Kong" brand reputation and awareness. We will incessantly expand our branding influence to be the avant-garde leader in the Chinese market and give impetus to the corporation's sustaining and steadfast growth.

於二零零八年第一季度本集團的營業額上升43.6%，於期初取得強勁的成長，為管理團隊注入強心針，我們士氣高昂並有信心延展雙位數字銷售及EBITDA的升幅。

In the first quarter of 2008, the Group had a brilliant performance with an increase of 43.6% in turnover. Such achievement can boost morale of the management team. We are confident that turnover and EBITDA will continuously achieve doubt-digit growth in 2008.

本集團心存高遠，志在打造「百年企業」，早已樹立了超越利潤的社會目標，我們在發展自己的同時將繼續履行好社會責任。展望未來，我們內強素質，外樹形象，攜手同心，將健康、美味和安全的產品帶給每一位消費者。

The Group has the vision and the will to forge a "centennial enterprise". We have our social objective on top of the corporate objective of profitability and while we continue to grow, we shall continue to fulfill our social responsibilities. We will strengthen our internal quality, establish a good image externally and introduce more healthy, tasteful and safe products to each and every consumer.

遵守企業管治常規守則

於截至二零零七年十二月三十一日止年度內，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的守則條文，除了：

1. 主席與行政總裁的角色沒有由不同人選擔任。魏應州先生現時身兼本公司主席與行政總裁的職務；
2. 獨立非執行董事因須按公司章程細則輪席退位而未有指定任期；及
3. 本公司董事會主席魏應州先生不須輪值告退。

現時本公司附屬公司之運作實際上由有關附屬公司之董事長負責，除了因為業務發展需要由魏應州先生擔任若干附屬公司之董事長外，本集團行政總裁並不兼任其他有關附屬公司之董事長，該職務已由不同人選擔任。同時，魏應州先生自一九九六年本公司上市後一直全面負責本公司的整體管理工作。故此，本公司認為，魏應州先生雖然不須輪值告退及同一人兼任本公司主席與行政總裁的職務，但此安排在此階段可以提高本公司的企業決策及執行效率，有助於本集團更高效地進一步發展，同時，通過上述附屬公司董事長的制衡機制，以及在本公司董事會及獨立非執行董事的監管下，股東的利益能夠得以充分及公平的體現。

本公司已逐步採納適當措施，以便確保本公司之企業管治常規符合守則所訂立之規定。

Compliance with the Code on Corporate Governance Practices

Throughout the year ended 31 December 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;
2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and
3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company has taken steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply with the Code.

董事局預定每年召開季度會議，並在有需要時召開更多會議。截至二零零七年十二月三十一日止財政年度，共舉行八次董事局會議。二零零七年個別董事出席董事局會議之出席率概述如下：

The Board has scheduled quarterly meetings per year and meets more frequently as and when required. During the financial year ended 31 December 2007, eight Board meetings were held. The attendance of individual directors to the Board meeting in year 2007 is summarised below:

董事	Directors	出席／舉行之董事局會議 Board Meetings Attended/Held
執行董事	*Executive Directors*	
魏應州先生	Mr. Wei Ing-Chou	8/8
井田毅先生	Mr. Takeshi Ida	8/8
吉澤亮先生	Mr. Ryo Yoshizawa	8/8
吳崇儀先生	Mr. Wu Chung-Yi	8/8
魏應交先生	Mr. Wei Ying-Chiao	8/8
井田純一郎先生	Mr. Junichiro Ida	8/8
獨立非執行董事	*Independent Non-executive Directors*	
徐信群先生	Mr. Hsu Shin-Chun	8/8
李長福先生	Mr. Lee Tiong-Hock	8/8
小川和夫先生 (於二零零八年四月一日辭任)	Mr. Kazuo Ogawa (resigned on 1 April 2008)	8/8
桑原道夫先生 (於二零零八年四月一日獲委任)	Mr. Michio Kuwahara (appointed on 1 April 2008)	N/A (不適用)

公司秘書保存本公司之董事局會議記錄，以供董事查閱。

The Company Secretary keeps the Board Minutes of the Company for inspection by the Directors.

除了其法定責任外，董事會會核准本集團的策略計劃、年度預算、重要經營計劃、主要投資和資金決定。董事會亦會檢討本集團的財務表現，確定本集團的主要風險，以及確保設立適當系統管理該等風險。

Apart from its statutory responsibilities, the Board of Directors approves the Group's strategic plan, annual budget, key operational initiatives, major investments and funding decisions. It also reviews the Group's financial performance, identifies principal risks of the Group's business and ensures implementation of appropriate systems to manage these risks.

董事會將關於本集團日常業務和行政工作交託管理人員處理，而行政總裁則負責監督管理人員。

The Board of Directors has delegated decisions regarding the daily operation and administration of the Group to the management, under the supervision of the Chief Executive Officer.

董事就財務報表承擔之責任

董事確認須就編製本集團財務報表承擔責任。財務部受本公司之合資格會計師監督，而在該部門協助下，董事確保本集團財務報表之編製符合有關法定要求及適用之會計準則。董事亦確保適時刊發本集團之財務報表。

本公司核數師就財務報表作出申報之責任聲明載於第53頁至第54頁之獨立核數師報告書內。

Directors' responsibility for the financial statements

The Directors acknowledge their responsibility for preparing the financial statements of the Group. With the assistance of the Finance Department which is under the supervision of the Qualified Accountant of the Company, the Directors ensure that the preparation of the financial statements of the Group is in accordance with statutory requirements and applicable accounting standards. The Directors also ensure that the publication of the financial statements of the Group is in a timely manner.

The Statement of the Auditors of the Company regarding their reporting responsibilities on the financial statements is set out in the Independent Auditors' Report on pages 53 to 54.

審核委員會

根據於二零零五年一月一日前生效之上市規則附錄14所載最佳應用守則第14條之要求，本公司已於一九九九年九月成立審核委員會，現時成員包李長福先生、括徐信群先生及桑原道夫先生三位獨立非執行董事。李長福先生為審核委員會之主席。

審核委員會之主要責任包括審閱及監察本集團之財務申報制度、財務報表及內部監控程序。委員會亦擔任董事局與本公司核數師在集團審核範圍事宜內之重要橋樑。截至二零零七年十二月三十一日止財政年度，委員會共舉行四次會議。審核委員會各成員出席會議的情況詳見下表：

Audit Committee

In compliance with the requirement under Rule 14 of the Code of Best Practice setting out in Appendix 14 of the Listing Rules effective before 1 January 2005, the Company has established the Audit Committee in September 1999 and currently has three Independent Non-executive Directors, Mr. Lee Tiong-Hock, Mr. Hsu Shin-Chun and Mr. Michio Kuwahara. Mr. Lee Tiong-Hock acts as Chairman of the Audit Committee.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system, financial statements and internal control procedures. It also acts as an important link between the Board and the Company's auditors in matters within the scope of the group audit. Four meetings were held during the financial year ended 31 December 2007. Details of the attendance of the audit committee meetings are as follows:

成員	Members	出席情況 Attendance
李長福先生	Mr. Lee Tiong-Hock	4/4
徐信群先生	Mr. Hsu Shin-Chun	4/4
小川和夫先生（於二零零八年四月一日辭任）	Mr. Kazuo Ogawa (resigned on 1 April 2008)	4/4
桑原道夫先生（於二零零八年四月一日獲委任）	Mr. Michio Kuwahara (appointed on 1 April 2008)	N/A（不適用）

該委員會最近召開之會議乃審議本集團本年之業績。

The latest meeting of the Committee was held to review the results of the Group for the year.

薪酬及提名委員會

薪酬及提名委員會於二零零五年八月十一日成立。目前，委員會成員包括徐信群先生、李長福先生及桑原道夫先生三位獨立非執行董事，徐信群先生為該委員會之主席。截至二零零七年十二月三十一日止財政年度，委員會舉行過一次會議。所有獨立非執行董事參予了該次會議。

委員會之成立旨在審批本集團高層僱員之薪酬福利組合，包括薪金及花紅計劃及其他長期獎勵計劃。委員會亦需檢討董事會之架構、規模及組成，並就董事之委任及董事繼任計劃向董事會提出建議。

Remuneration and Nomination Committee

The Remuneration and Nomination Committee was established on 11 August 2005. This Committee now comprises three Independent Non-executive Directors, Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara. Mr. Hsu Shin-Chun acts as the Chairman of the Committee. One meeting was held during the financial year ended 31 December 2007. All of the Independent Non-executive Directors attended the meeting.

The Committee was set up to consider and approve the remuneration packages of the senior employees of the Group, including the terms of salary and bonus schemes and other long-term incentive schemes. The Committee also reviews the structure, size and composition of the Board from time to time and recommends to the Board on appointments of Directors and the succession planning for Directors.

內部監控

董事局全面負責維持本集團良好而有效之內部監控制度。本集團之內部監控制度包括明確之管理架構及其相關權限以協助達到業務目標、保障資產以防未經授權使用或處置、確保適當保存會計記錄以提供可靠之財務資料供內部使用或發表，並確保遵守相關法例及規例。

董事會與審核委員會已委派本集團的內部稽核部門每年檢討本集團的內部監控制度，於截至二零零七年十二月三十一日止年度，此檢討範圍涵蓋所有重要監控，包括財務、營運及法規監控以及風險管理工作。內部審核部門在有關截至二零零七年十二月三十一日止年度之檢討時，並無發現內部監控出現重大不足，故此，董事會與審核委員會認為本集團的內部監控制度有效。

Internal Control

The Board has overall responsibility for maintaining a sound and effective internal control system of the Group. The Group's internal control system includes a well defined management structure with limits of authority which is designed for the achievement of business objectives, to safeguard assets against unauthorised use or disposition, to ensure proper maintenance of books and records for the provision of reliable financial information for internal use or publication, and to ensure compliance with relevant legislations and regulations.

The Board and the Audit Committee have delegated the Group's internal audit department to conduct annual review of the effectiveness of the internal control systems of the Group. During the year ended 31 December 2007, the review covered all material controls including financial, operational and compliance controls as well as risk management functions. No material deficiencies on the internal control came to the attention of the internal audit department during the annual review for the year ended 31 December 2007. The Board and the Audit Committee therefore considered that the internal control systems of the Group are effective.

外聘核數師

馬賽會計師事務所有限公司於二零零七年十一月十四日獲委聘為本公司外聘核數師，以填補由於前任核數師於二零零七年六月因重組所產生之臨時空缺。本公司及其附屬公司已就馬賽會計師事務所有限公司提供之審計服務自二零零七年財務報表中扣除793千美元(二零零六年：753千美元)。

External Auditors

Mazars CPA Limited has been appointed as the External Auditors of the Company with effect from 14 November 2007 to fill the casual vacancy arising from the reorganisation of the former auditors in June 2007. An amount of US$793,000 (2006: US$753,000) was charged to the 2007 financial statements of the Company and its subsidiaries for provision of audit services.

投資者關係

本集團相信問責制及透明度乃良好公司管治不可或缺之部分，故就此與股東(包括機構投資者)作適時溝通實為重要。本集團有系統地處理投資者關係並視為本集團之主要工作。

本集團設有網站(www.masterkong.com.cn)，以便向股東及公眾投資者匯報本集團最新業務發展及發放股東資訊。

年內，本集團貫徹通過不同方式與機構及少數股東、基金經理、分析員及媒體公開定期對話之政策。形式包括會面、推介會、電話會議、函件、媒體簡報會及新聞稿等，藉以發佈有關本集團最新發展及策略之資料。二零零七年內，高級管理層曾訪問紐約、三藩市、多倫多、東京、星加坡及台北等主要國際投資中心，會見機構投資者。年內，高級管理層與機構投資者及研究分析員進行逾三百四十次會面。本集團將繼續積極回應公眾投資者、個人及機構投資者及投資分析員所提出之一般查詢。

Investor Relations

We believe accountability and transparency are indispensable for ensuring good corporate governance and, in this regard, timely communication with our shareholders, including institutional investors, is crucial. We manage investor relations systematically as a key part of our operations.

We maintain a website (www.masterkong.com.cn) to keep our shareholders and the investing public informed of our latest business developments and to disseminate shareholder information.

During the year, we continued to follow a policy of maintaining an open and regular dialogue with institutional and minority shareholders, fund managers, analysts and the media through different means, including meetings, presentations, telephone conferences, correspondence, media briefings and press releases to distribute information on the Group's latest developments and strategies. During 2007 senior management visited several major international investment centres, including New York, San Francisco, Toronto, Tokyo, Singapore and Taipei to meet with institutional investors. In all, over 340 meetings with institutional investors and research analysts were held in 2007. We also continued to be proactive in responding to general enquires raised by the investing public, individual and institutional investors and investment analysts.

標準守則的遵守

本公司一直採納上市規則附錄10所載上市公司董事進行證券交易的標準守則(「標準守則」)。經本公司特別查詢後，全體董事均確認他們在審核期內已完全遵從標準守則所規定的準則。

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standards as set out in the Model Code throughout the review period.

董事會現向各位股東提呈其報告及本集團截至二零零七年十二月三十一日止年度之經審核賬目。

The directors submit their report together with the audited financial statements of the Group for the year ended 31 December 2007.

主要業務

Principal Activities

本公司之主要業務為投資控股。其主要附屬公司經營之主要業務載於賬目附註37。

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are set out in note 37 to the financial statements.

本集團之主要業務為在中國製造及銷售方便麵、糕餅及飲品。

The principal activities of the Group are the manufacture and sale of instant noodles, bakery and beverages in the PRC.

按主要產品劃分之本集團收益及股東應佔溢利之分析列載如下：

An analysis of the Group's revenue and profit attributable to equity holders of the Company by major products is set out below:

		收益 Revenue		股東應佔溢利 Profit attributable to equity holders	
		2007	2006	**2007**	2006
		千美元	千美元	**千美元**	千美元
		US$'000	US$'000	**US$'000**	US$'000
方便麵	Instant noodles	**1,488,086**	1,051,915	**94,167**	74,399
飲品	Beverages	**1,519,194**	1,093,354	**89,152**	67,269
糕餅	Bakery	**109,660**	97,163	**4,221**	4,079
其他	Others	**98,464**	89,301	**7,297**	3,178
合計	Total	**3,215,404**	2,331,733	**194,837**	148,925

業績及股息分派

本集團截至二零零七年十二月三十一日止年度之業績詳情載於本年報第55頁的綜合收益表。

董事會建議分別派發特別及末期股息，每股1.07美仙及1.62美仙，合共派發59,799千美元及90,537千美元，特別股息已於二零零八年三月十四日派發。

Results and Appropriations

The results of the Group for the year are set out in the consolidated income statement on page 55.

The directors recommend the payment of a special dividend and a final dividend of US 1.07 cents and US 1.62 cents per ordinary share, totalling US$59.799 million and US$90.537 million respectively. Special dividend was paid on 14 March 2008.

儲備

本年度內本集團之儲備變動詳情載於賬目附註30。

Reserves

Movements in the reserves of the Group during the year are set out in note 30 to the financial statements.

物業、機器及設備

有關物業、機器及設備之變動，詳情載於賬目附註15。

Property, Plant and Equipment

Details of the movements in property, plant and equipment are set out in note 15 to the financial statements.

五年財政摘要

本集團過去五年之業績及資產與負債摘要載於本年報第4及第5頁。

Five Year Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 4 and 5.

購入、出售或贖回股份

本公司或其任何附屬公司概無購入、出售或贖回本公司任何股份。

Purchase, Sale or Redemption of Shares

There were no other purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the year.

購股權計劃

於二零零八年三月二十日舉行的股東特別大會，本公司股東通過採納購股權計劃。本公司於同一天授出11,760,000股購股權予本集團的僱員。該購股權的行使期自二零一三年三月二十一日至二零一八年三月二十日，行使價為每股9.28港元。本公司向本集團執行董事魏應州先生授予2,000,000股購股權。

Share Option Scheme

At the extraordinary general meeting held on 20 March 2008, the shareholders approved the adoption of the Share Option Scheme. On the same day, the Company granted 11,760,000 share options to employees of the Group. The share options are exercisable for the period from 21 March 2013 to 20 March 2018 at an exercise price of HK$9.28 per share. The Company offered 2,000,000 share options to the Company's executive director, Mr. Wei Ing-Chou.

銀行借款

本集團之銀行借款之詳情載於賬目附註26。

Bank Loans

Details of bank loans of the Group are set out in note 26 to the financial statements.

董事

本年度內及截至本報告發表日期止之本公司董事為：

執行董事

魏應州先生
井田毅先生
吉澤亮先生
吳崇儀先生
魏應交先生
井田純一郎先生

獨立非執行董事

徐信群先生
李長福先生
小川和夫先生
（於二零零八年四月一日辭任）
桑原道夫先生
（於二零零八年四月一日獲委任）

Directors

The directors of the Company during the year and up to the date of this report are as follows:

Executive Directors

Mr. Wei Ing-Chou
Mr. Takeshi Ida
Mr. Ryo Yoshizawa
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Kazuo Ogawa
(resigned on 1 April 2008)
Mr. Michio Kuwahara
(appointed on 1 April 2008)

由於年齡關係，小川和夫先生決定退休，故此，小川和夫先生於二零零八年四月一日辭任本公司獨立非執行董事。同時，桑原道夫先生獲董事會委任為本公司獨立非執行董事，自二零零八年四月一日起生效。根據本公司之組織章程細則第九十一條，桑原道夫先生將於二零零八年六月二日舉行之週年股東大會退位，惟願膺選連任。另根據本公司之公司組織章程細則第九十九條，井田毅先生、李長福先生及魏應交先生須輪席退位，惟願膺選連任。

On 1 April 2008, Mr. Kazuo Ogawa resigned as an Independent Non-executive Director of the Company as he decided to retire from works because of age. Mr. Michio Kuwahara has been appointed by the Board of Directors as an Independent Non-executive Director of the Company with effect from 1 April 2008. In accordance with Acticle 91 of the Company's Articles of Association, Mr. Michio Kuwahara will retire and, being eligible, offer himself for re-election as a director of the Company at the annual general meeting to be held on 2 June 2008. In accordance with Article 99 of the Company's Articles of Association, Mr. Takeshi Ida, Mr. Lee Tiong-Hock and Mr. Wei Ying-Chiao retire by rotation and, being eligible, offer themselves for re-election.

各董事概無與本公司訂立任何本公司須作補償方可於一年內終止之服務合約。

None of the directors have a service contract with the Company which is not determinable by the Company within one year without the payment of compensation.

本公司已接獲獨立非執行董事就根據上市規則第3.13條有關獨立性的規定的確認書。本公司認為所有獨立非執行董事均為獨立。

The Company received the Independent Non-executive Directors' confirmations of their independence pursuant to Rule 3.13 of the Listing Rules. The Company considered all the Independent Non-executive Directors are independent.

董事及高階管理人員簡介

Biographical Details of Directors and Senior Management

董事及高階管理人員之個人資料載於本年報第16至21頁。

Brief biographical details of directors and senior management are set out on pages 16 to 21.

董事及行政總裁之股份權益

Interests of Directors and Chief Executive in Shares

於二零零七年十二月三十一日，董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份或債券中之權益及淡倉須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所如下：

As at 31 December 2007, the interests and short positions of the Directors and Chief Executive in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required (a) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange were as follows:

股份之長倉

Long position in shares

董事姓名	Name of directors	普通股數目 Number of ordinary shares 個人權益 Personal interests	法團權益 Corporate interests (附註) (Note)
魏應州	Wei Ing-Chou	13,242,000	2,044,827,866
魏應交	Wei Ying-Chiao	—	2,044,827.866

附註： 該等股份由頂新(開曼島)控股有限公司(「頂新」)持有及以其名義登記；頂新由和德公司實益擁有約55.10%，Rich Cheer Holdings Limited(「Rich Cheer」)持有32.52%及獨立第三者持有其餘的12.38%。和德公司由魏應州擁有25%、魏應交擁有25%，其餘的50%由上述兩位董事之兄弟魏應充及魏應行擁有。Rich Cheer是由魏應州、魏應交、魏應充及魏應行等之配偶實益擁有相等的股權。

Note: These shares are held by and registered under the name of Ting Hsin (Cayman Islands) Holding Corp. ("Ting Hsin"). Ting Hsin is beneficially owned as to approximately 55.10% by Ho Te Investments Limited, as to approximately 32.52% by Rich Cheer Holdings Limited ("Rich Cheer") and as to the remaining 12.38% by unrelated third parties. Ho Te Investments Limited is beneficially owned as to 25% by Wei Ing-Chou, 25% by Wei Ying-Chiao, and the remaining 50% is owned by Wei Yin-Chun and Wei Yin-Heng (brothers of the above two directors) in equal proportion. Rich Cheer is beneficially owned by the spouses of Wei Ing-Chou, Wei Ying-Chiao, Wei Yin-Chun and Wei Yin-Heng in equal shares.

截至二零零七年十二月三十一日止年度內任何時間概無向任何董事或彼等各自之配偶或年齡未滿十八歲之子女授出可藉購入本公司之股份或債券而獲得利益之權利。彼等於期內亦無行使任何此等權利。本公司或其任何附屬公司概無參與訂立任何安排，致使董事可於任何其他法人團體獲得此等利益。

At no time during the year ended 31 December 2007 were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any directors or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in or any other body corporate.

除本段所披露者外，於二零零七年十二月三十一日，概無董事及行政總裁於本公司或其相聯法團(定義見證券及期貨條例第十五部)之任何證券中之權益須(a)根據證券及期貨條例第十五部第七及第八分部知會本公司及聯交所(包括根據該等條例當作或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第三五二條規定記錄在該條所述之登記冊；或(c)根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所。

Save as disclosed in this paragraph, as at 31 December 2007, none of the Directors and Chief Executive had interests in any securities of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (c) pursuant to the Model Code for Securities Transactions by Directors of Listed Companies relating to securities transactions by directors to be notified to the Company and the Stock Exchange.

主要股東

就本公司董事或行政總裁所知，於二零零七年十二月三十一日，根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本面值直接或間接擁有5%或以上之權益，可於本集團任何成員公司股東週年大會上所有情況下附帶投票權利的人士或公司(並非本公司董事或執行董事)如下：

Substantial Shareholders

So far as was known to any Director or Chief Executive of the Company, as at 31 December 2007, the persons or companies (not being a Director or Chief Executive of the Company) who had interests or short positions in the share or the underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO or who were directly or indirectly deemed to be interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any number of the Group were as follows:

股份之長倉

Long positions in shares

股東名稱	Name of shareholder	股份數目 Number of shares	股東權益 Shareholder's interests
頂新(開曼島)控股有限公司	Ting Hsin (Cayman Islands) Holding Corp.	2,044,827,866	36.5886%
三洋食品株式會社	Sanyo Foods Co., Ltd.	1,854,827,866	33.1889%

除上述者外，於二零零七年十二月三十一日，董事並不知悉任何人士擁有根據證券及期貨條例第十五部第二及三分部須予披露之股份或相關股份之權益或淡倉，或於任何類別之股本或有關該等股本之購股權面值擁有5%或以上之權益，可於本公司股東週年大會上所有情況下附帶投票權利。

Save as disclosed above, as at 31 December 2007, the Directors were not aware of any other person who had an interest or short position in the shares or underlying shares which would fall to be disclosed under Divisions 2 and 3 of Part XV of the SFO, or who was interested in 5% or more of the nominal value of any class of share capital, or options in respect of such capital, carrying rights to vote in all circumstances at general meetings of the Company.

足夠公眾持股量

根據本公司所得的公開資料及據董事所知，於刊印本報告前之最後可行日期，本公司已符合上市規則之規定，維持不少於本公司已發行股份25%的公眾持股量。

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of its Directors, as at the latest practicable date prior to the printing of this report, the Company has maintained sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

於合約之權益

除賬目所披露之有關連人士交易外，本公司或其附屬公司概無訂立本公司董事在其中直接或間接擁有重大權益且於年終或年內任何時間仍然有效之重要合約。

Interests in Contracts

Except for the related party transactions as disclosed in the financial statements, no other contracts of significance in relation to the Company's business to which the Company or its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

管理合約

於年內並無訂立或存在任何有關管理本公司全部或任何重要部份業務之合約。

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

主要客戶及供應商

本年度分別來自本集團五大客戶及五大供應商之銷售及採購總額均少於百分之三十。

Major Customers and Suppliers

During the year, the Group purchased less than 30% of its goods and services from its 5 largest suppliers and sold less than 30% of its goods to its 5 largest customers.

持續關連交易

Continuing Connected Transactions

本集團根據本公司與其關連人士所簽訂之多項持續關連交易協議，進行了若干交易。有關該等交易之詳情包括下列情況：

The Group carried on certain continuing connected transactions under various agreements between the Group and connected persons of the Company. Details of certain transactions are set out below:

本公司持有50.01%股權的杭州頂津食品有限公司及康師傅(杭州)飲品有限公司於二零零七年一月二日與康蓮國際食品(杭州)有限公司(「康蓮」)簽訂一份合約，由二零零七年一月一日至二零零九年十二月三十一日止期間，杭州頂津及康師傅(杭州)委任康蓮作為製造及包裝飲料之加工生產商。康蓮由董事魏應州及魏應交之胞弟魏應行先生全資擁有。本公司於二零零七年一月三日於報章刊發此項交易詳情之公佈，而此交易已由董事(包括獨立非執行董事)於二零零六年十二月二十九日審核及批准。此協議條款與二零零三年十二月三十一日訂立並於二零零四年一月五日公佈之協議相似。

On 2 January 2007, Hangzhou Tingjin Food Co., Ltd. and Master Kong (Hangzhou) Beverage Co., Ltd, a 50.01% owned subsidiary of the Company, entered into an agreement with Comely International Food (Hangzhou) Co., Ltd. ("Comely"), which is wholly-owned by Mr Wei Yin-Heng, the brother of the directors Wei Ing-Chou and Wei Ying-Chiao, to engage Comely as a sub-contractor for the manufacture and package of beverages for the period from 1 January 2007 to 31 December 2009. A newspaper announcement setting out the details of this transaction was made on 3 January 2007 and the transaction was reviewed and approved by the Company's directors (including independent non-executive directors) on 29 December 2006. The terms of the agreement are similar to those set out in the agreement entered into on 31 December 2003 and announced by the Company on 5 January 2004.

董事(包括獨立非執行董事)已審閱及確認，上述持續關連交易為：

(a) 該等交易為集團的日常業務；

(b) 該等交易按照一般商務條款進行，或若可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則對集團而言，該等交易的條款不遜於獨立第三者可取得或提供(視屬何情況而定)的條款；及

(c) 該等交易是根據有關協議的規定而進行，交易條款乃公平合理，並且符合公司股東的整體利益。

The Directors (including the Independent Non-Executive Directors), have reviewed and confirmed that the above continuing connected transactions have been entered into by the Group:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

本公司之核數師亦已審核該等交易，並向董事局確認：

(a) 該等交易已獲得公司董事局批准；

(b) 該等交易乃按照集團的定價政策而進行（如交易涉及由集團提供貨品或服務）；

(c) 該等交易乃根據規限有關交易的協議而進行；及

(d) 該等交易並無超逾之前刊發的公告所披露的有關年度上限。

The Auditors of the Company have also reviewed these transactions and confirmed to the Board that:

(a) they have been approved by the Board of the Company;

(b) they are in accordance with the pricing policies of the Group (if the transactions involve provision of goods or services by the Group);

(c) they have been entered into in accordance with the relevant agreement governing the transactions; and

(d) they have not exceeded the cap disclosed in previous announcements.

優先購買權

本公司之公司組織章程細則並無有關優先購買權之規定，雖然開曼群島法例並無有關該等權利之限制。

Pre-Emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association although there are no restrictions against such rights under the laws in the Cayman Islands.

核數師

本公司股東週年大會上將提呈續聘馬賽會計師事務所有限公司為本公司核數師之決議案。

Auditors

A resolution will be submitted to the annual general meeting of the Company to re-appoint Mazars CPA Limited as auditors of the Company.

承董事會命
魏應州
董事長

中國天津，二零零八年四月二十一日

By order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 21 April 2008

MAZARS

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens,
33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓

致康師傅控股有限公司
(在開曼群島註冊成立之有限公司)
全體股東

To the members of
Tingyi (Cayman Islands) Holding Corp.
(incorporated in the Cayman Islands with limited liability)

本核數師已審核列載於第55頁至126頁之康師傅控股有限公司(「貴公司」)及其附屬公司(統稱「貴集團」)之賬目,此賬目包括於二零零七年十二月三十一日之綜合資產負債表,截至該日止年度之綜合收益表,綜合股東權益變動表及綜合現金流量表,以及主要會計政策概要及其他附註說明。

We have audited the consolidated financial statements of Tingyi (Cayman Islands) Holding Corp. (the "Company") and its subsidiaries (collectively, the "Group") set out on pages 55 to 126, which comprise the consolidated balance sheet as at 31 December 2007, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

董事編製賬目報表之責任

貴公司董事須遵照香港會計師公會頒佈之香港財務報告準則及按照香港公司條例之披露規定,負責編製及真實而公平地呈列此等賬目。此責任包括設計、實施及維護與編製及真實而公平地呈列賬目相關之內部監控,以使賬目不存在由於欺詐或錯誤而導致之重大錯誤陳述;選擇和應用適當之會計政策;及因應情況作出合理之會計估計。

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

核數師之責任

本核數師之責任是根據我們之審核對此賬目作出意見,並將此意見僅向閣下匯報而不作其他用途。我們不就此報告之內容,對任何其他人士負責或承擔責任。我們的審核工作已根據香港會計師公會頒佈之香港審計準則進行。該等準則要求我們遵守操守規定,並策劃及進行審核工作,就該等賬目是否存有重大錯誤陳述,作出合理之確定。

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the content of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

核數師之責任 *(續)*

審核包括進行程序以獲取有關該賬目所載金額及披露資料之憑證。所選定之程序取決於我們之判斷，包括評估由於欺詐或錯誤而導致賬目存有重大錯誤陳述之風險。在作出該等風險評估時，我們考慮與貴集團編製及真實而公平地呈列賬目相關之內部監控，以設計適當之審核程序，但並非旨在就貴集團之內部監控之效能發表意見。審核亦包括評估所採用之會計政策之合適性及董事所作出之會計估計之合理性，以及就賬目之整體呈列方式作出評估。

本核數師相信，我們所獲得之審核憑證就提出審核意見而言屬充分恰當。

意見

本核數師認為，本賬目已根據香港財務報告準則真實兼公平地反映貴集團於二零零七年十二月三十一日之財務狀況及截至該日止年度其溢利及現金流量，並已按照香港公司條例之披露規定妥為編製。

馬賽會計師事務所有限公司
香港執業會計師

香港
二零零八年四月二十一日

柯銘樵
執業牌照號碼：P04786

Auditors' responsibility *(Continued)*

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion the consolidated financial statements give a true and fair view of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Mazars CPA Limited
Certified Public Accountants

Hong Kong
21 April 2008

Or Ming Chiu
Practising Certificate number: P04786

綜合收益表 Consolidated Income Statement

二零零七年十二月三十一日止年度
Year ended 31 December 2007

		附註 Note	2007 千美元 US$'000	2006 千美元 US$'000
收益	**Revenue**	7	**3,215,404**	2,331,733
銷售成本	Cost of sales		**(2,199,863)**	(1,579,302)
毛利	Gross profit		**1,015,541**	752,431
其他淨收入	Other net income		**51,340**	37,360
分銷成本	Distribution costs		**(614,930)**	(445,810)
行政費用	Administrative expenses		**(73,200)**	(56,236)
其他經營費用	Other operating expenses		**(50,168)**	(47,018)
財務費用	Finance costs	9	**(19,418)**	(10,856)
應佔聯營公司業績	Share of results of associates		**8,074**	6,860
除稅前溢利	**Profit before taxation**	9	**317,239**	236,731
稅項	Taxation	11	**(36,291)**	(23,897)
本年度溢利	**Profit for the year**		**280,948**	212,834
年內應佔溢利	**Attributable to:**			
本公司股東	Equity holders of the Company	12	**194,837**	148,925
少數權益股東	Minority interests	30	**86,111**	63,909
本年度溢利	**Profit for the year**		**280,948**	212,834
股息	**Dividends**	13	**150,336**	136,923
每股溢利	**Earnings per share**	14		
基本	Basic		**US3.49 cents**	US2.66 cents
攤薄	Diluted		**N/A**	N/A

綜合資產負債表 Consolidated Balance Sheet

於二零零七年十二月三十一日
At 31 December 2007

		附註 Note	**2007** **千美元** **US$'000**	2006 千美元 US$'000
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	**Non-current assets**			
物業、機器及設備	Property, plant and equipment	15	**1,567,348**	1,230,375
無形資產	Intangible assets	16	**11,701**	13,371
聯營公司權益	Interests in associates	17	**33,929**	42,704
土地租約溢價	Lease premium for land	18	**65,594**	60,047
可供出售金融資產	Available-for-sale financial assets	19	**3,724**	10,303
遞延稅項資產	Deferred tax assets	28	**5,379**	5,379
			1,687,675	1,362,179
流動資產	**Current assets**			
按公允價值列賬及在損益賬處理的金融資產	Financial assets at fair value through profit or loss	20	**21,439**	32,605
存貨	Inventories	21	**155,217**	111,955
應收賬款	Trade receivables	22	**114,391**	94,239
預付款項及其他應收款項	Prepayments and other receivables		**112,807**	75,249
抵押銀行存款	Pledged bank deposits	23	**3,030**	2,244
銀行結餘及現金	Bank balances and cash	24	**239,862**	161,676
			646,746	477,968
流動負債	**Current liabilities**			
應付賬款	Trade payables	25	**334,041**	256,797
其他應付款項	Other payables		**248,979**	174,135
有息借貸之即期部份	Current portion of interest-bearing borrowings	26	**291,481**	239,761
客戶預付款項	Advance payments from customers		**43,045**	18,372
稅項	Taxation		**7,122**	6,455
			924,668	695,520
淨流動負債	**Net current liabilities**		**(277,922)**	(217,552)
總資產減流動負債	**Total assets less current liabilities**		**1,409,753**	1,144,627

綜合資產負債表 Consolidated Balance Sheet

於二零零七年十二月三十一日
At 31 December 2007

		附註 Note	2007 千美元 US$'000	2006 千美元 US$'000
非流動負債	**Non-current liabilities**			
長期有息借貸	Long-term interest-bearing borrowings	26	**106,946**	28,320
其他非流動應付款項	Other non-current payables		**2,861**	3,344
員工福利責任	Employee benefit obligations	27	**7,893**	6,885
遞延税項負債	Deferred tax liabilities	28	**10,358**	8,089
			128,058	46,638
淨資產	**NET ASSETS**		**1,281,695**	1,097,989
股本及儲備	**CAPITAL AND RESERVES**			
發行股本	Issued capital	29	**27,943**	27,943
儲備	Reserves	30	**849,382**	748,476
擬派特別股息	Proposed special dividend	30	**59,799**	59,799
擬派末期股息	Proposed final dividend	30	**90,537**	77,124
本公司股東應佔股本及儲備	**Total capital and reserves attributable to equity holders of the Company**		**1,027,661**	913,342
少數股東權益	**Minority interests**	30	**254,034**	184,647
股東權益總額	**TOTAL EQUITY**		**1,281,695**	1,097,989

於二零零八年四月二十一日經董事會批准及授權簽發

Approved and authorised for issue by the Board of Directors on 21 April 2008

魏應州 Wei Ing-Chou
董事 Director

井田毅 Takeshi Ida
董事 Director

		附註 Note	2007 千美元 US$'000	2006 千美元 US$'000
於一月一日之股東權益總額	**Total equity at 1 January**		**1,097,989**	1,010,373
直接在股東權益內認列之淨收益	**Net gains recognised directly in equity**			
滙兌差額	Exchange translation difference	30	**73,573**	28,108
本年度溢利	**Profit for the year**	30	**280,948**	212,834
本年度已認列之總收入	**Total recognised income for the year**		**354,521**	240,942
於年內公告或已批准之股息	Dividends declared or approved during the year	30	**(170,815)**	(153,326)
於十二月三十一日之股東權益總額	**Total equity at 31 December**		**1,281,695**	1,097,989
本年度已認列之總收入	**Total recognised income for the year**			
年內應佔已認列之總收入	Attributable to			
本公司股東	Equity holders of the Company		**251,242**	171,018
少數權益股東	Minority interests		**103,279**	69,924
			354,521	240,942

綜合現金流量表 Consolidated Cash Flow Statement

截至二零零七年十二月三十一日止年度
For the year ended 31 December 2007

		附註 Note	2007 千美元 US$'000	2006 千美元 US$'000
經營活動	**OPERATING ACTIVITIES**			
經營業務所得現金	Cash generated from operations	31	**540,188**	431,159
已繳中國稅項	PRC income tax paid		**(33,355)**	(19,672)
已繳利息	Interest paid		**(19,418)**	(10,856)
經營活動所得現金淨額	**Net cash from operating activities**		**487,415**	400,631
投資活動	**INVESTING ACTIVITIES**			
已收利息	Interest received		**10,051**	5,015
購入聯營公司權益	Acquisition of interests in an associate		**—**	(532)
出售聯營公司部份權益之所得	Proceeds from disposal of partial interest in an associate		**—**	2,196
出售按公允價值列賬及在損益處理的金融資產之所得	Proceeds from disposal of financial assets at fair value through profit or loss		**1,227**	—
出售聯營公司之所得	Proceeds from disposal of interest in an associate		**26,173**	—
贖回投資債券	Redemption of debts securities		**25,602**	—
聯營公司股息收入	Dividends received from associates		**2,095**	2,496
購入按公允價值列賬及在損益賬處理的金融資產	Purchase of financial assets at fair value through profit or loss		**(12,011)**	(26,333)
購入可供出售金融資產	Purchase of available-for-sale financial assets		**—**	(7)
購入物業、機器及設備	Purchase of property, plant and equipment		**(412,096)**	(340,363)
已付土地租約溢價	Lease premium paid for land		**(3,685)**	(5,763)
出售物業、機器及設備之所得	Proceeds from sale of property, plant and equipment		**3,766**	7,041
投資活動動用現金淨額	**Net cash used in investing activities**		**(358,878)**	(356,250)
融資活動	**FINANCING ACTIVITIES**			
已付本公司股東之股利	Dividends paid to equity holders of the Company		**(136,923)**	(129,658)
已付少數股東之股息	Dividends paid to minority interests		**(33,892)**	(23,668)
新增貸款	New borrowings		**460,268**	542,558
償還貸款	Repayment of borrowings		**(330,171)**	(427,005)
融資活動動用現金淨額	**Net cash used in financing activities**		**(40,718)**	(37,773)

截至二零零七年十二月三十一日止年度
For the year ended 31 December 2007

		附註 *Note*	**2007** **千美元** ***US$'000***	2006 千美元 *US$'000*
現金及現金等值物的淨增加	**Net increase in cash and cash equivalents**		**87,819**	**6,608**
年初之現金及現金等值物	**Cash and cash equivalents at beginning of year**		**163,920**	**156,357**
滙率變動之影響	Effect of exchange rate changes		**(8,847)**	**955**
年終之現金及現金等值物	**Cash and cash equivalents at end of year**	24	**242,892**	**163,920**

1. 一般資料

康師傅控股有限公司(「本公司」)及其附屬公司(統稱為「本集團」)主要從事生產及銷售方便麵、飲品及糕餅產品。本公司為開曼群島註冊成立有限責任公司及股票於香港聯合交易所有限公司之主板上市。其註冊地址及其主要營業地點已詳列於年報內之公司資料部份。

1. General Information

Tingyi (Cayman Islands) Holding Corp. (the "Company") and its subsidiaries (collectively, the "Group") are principally engaged in the manufacture and sale of instant noodles, beverages and bakery products. The Company is a limited liability company incorporated in the Cayman Islands and its shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited. The addresses of its registered office and principal place of business of the Company are disclosed in the Corporate Information section of the annual report.

2. 賬目編製

在編製賬目時,基於本集團於二零零七年十二月三十一日流動負債較流動資產超出277,922,000美元(二零零六年:淨流動負債217,552,000美元),因此董事已審慎評估本集團在可見未來之營運資金及融資需求。

董事基於本集團現有之現金結餘及可動用之銀行信貸與業務持續錄得溢利的情況下,認為本集團在可見將來有充份資源完全兑現其財務承擔。故此,賬目以持續經營之準則編製。

2. Preparation of Financial Statements

In preparing the financial statements, the directors have carefully assessed the working capital and financing requirements of the Group in the foreseeable future, as the current liabilities of the Group exceeded its current assets by US$277,922,000 (2006: net current liabilities of US$217,552,000) at the balance sheet date.

Taking into account the existing banking facilities, cash and bank balances of the Group and continuing profitable operations, the directors are satisfied that the Group has sufficient resources to meet in full its financial obligations as they fall due in the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

3. 遵例申明

本賬目乃按照香港會計師公會頒佈之香港財務報告準則(「香港財務報告準則」),此統稱已包括所有適用個別的香港財務報告準則、香港會計準則(「香港會計準則」)及詮釋、香港普遍接納之會計原則及公司條例而編製。本賬目同時亦符合香港聯合交易所有限公司證券上市規則之適用披露規定。

3. Statement of Compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3. 遵例申明（續）

除詳載於附註5，於年內生效的新訂或經修訂之香港財務報告準則外，本賬目採用之會計政策與二零零六年度的賬目是一致的。本集團所採用之主要會計政策概要載於附註4。

3. Statement of Compliance *(Continued)*

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2006 financial statements except for the adoption of the new / revised HKFRS that are effective from the current year as detailed in note 5 to the financial statements. A summary of the principal accounting policies adopted by the Group is set out in note 4 to the financial statements.

4. 主要會計政策

(a) 編製基準

編製賬目時以原值作為衡量標準，除按公允價值列賬及在損益賬處理的金融資產乃以公允價值計量。詳情載於下列之會計政策。

(b) 綜合基準

綜合賬目包括本公司及各附屬公司截至每年十二月三十一日之賬目。在年度內收購或出售之附屬公司業績由實際收購日期起計或截至實際出售日期計算入綜合收益表。

本集團內各公司間之交易及結餘均在綜合賬目時予以抵銷。在沒有減值的證據下，抵銷從集團內部交易所產生的未實現虧損與未實現利潤的方法一致。

少數股東權益即非由本公司直接或透過附屬公司間接擁有之股權應佔附屬公司之經營業績及資產淨值。

4. Principal Accounting Policies

(a) Basis of preparation

The measurement basis used in the preparation of these financial statements is historical cost, except for financial assets at fair value through profit or loss, which have been measured at fair value as explained in the accounting policies set out below.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group are eliminated on consolidation. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests are that portion of profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Company.

4. 主要會計政策 *(續)*

(c) 物業、機器及設備

除在建工程以外之物業、機器及設備以原值減累計折舊及累計減值虧損入賬。

物業、機器及設備之成本包括其購買價及任何使資產達致可使用狀態及現存地點作原定用途所產生之直接應佔成本。其後之成本包括於資產賬面值或確認作個別資產，惟前提為與項目相關之日後經濟利益有可能流入本集團，及項目成本可以可靠地計量。所有其他檢修乃於財務期間內在其產生時於收益表內支銷。

當物業、機器及設備出售或棄用時所得之盈虧，按其估計出售所得淨額與資產賬面值間之差額用以評定，並認列於收益表內。

除在建工程外，物業、機器及設備之折舊是根據全面投入運作之日期起按其可使用年限及成本扣除累計減值虧損及殘值後以直線法計提折舊。其估計可使用年限如下：

樓宇	10至30年
機器及設備：	
一供生產方便麵及飲料	12年
一其他	5至10年
電器及設備	5年
雜項設備	5年

4. Principal Accounting Policies *(Continued)*

(c) Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is taken to the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction in progress, over their estimated useful lives from the date on which they are available for use and after taking into account their estimated residual values, using the straight-line method. The estimated useful lives of the assets are as follows:

Buildings	10 to 30 years
Machinery and equipment:	
- For instant noodles and beverages	12 years
- Others	5 to 10 years
Electrical appliances and equipment	5 years
Miscellaneous equipment	5 years

4. 主要會計政策 *(續)*

(d) 在建工程

在建工程以原值扣除累計減值虧損列賬，其中包括所有建造費用及其他直接成本，包括與該項目有關之利息成本。已完成工程之成本撥入相關之資產類別。在建工程在完成及投入運作前不計提折舊。

(e) 無形資產－商標

由本集團購入使用年期有限之商標，以成本減累計攤銷及累計減值虧損列賬。商標攤銷乃以直線法按預計可使用七年半年期而計提。

(f) 土地租約溢價

土地租約溢價為購入承租人佔用之物業之權益之預付款項。溢價乃以成本列賬，並於租期內以直線法攤銷計入收益表中。

(g) 附屬公司

附屬公司為本公司直接或間接控制以從其業務經營獲利。

4. Principal Accounting Policies *(Continued)*

(d) Construction in progress

Construction in progress is stated at cost less accumulated impairment losses. Cost includes all construction expenditure and other direct costs, including interest costs, attributable to such projects. Costs on completed construction works are transferred to the appropriate asset category. No depreciation is provided in respect of construction in progress until it is completed and available for use.

(e) Intangible assets - Trademarks

Trademarks that are acquired by the Group with finite useful lives are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on trademarks using the straight-line basis over their estimated useful life of seven and a half years.

(f) Lease premium for land

Lease premium for land are up-front payments to acquire interests in lessee-occupied leasehold land. The premiums are stated at cost and are amortised over the period of the lease on a straight-line basis to the income statement.

(g) Subsidiaries

A subsidiary is an entity, controlled, directly or indirectly, by the Company, so as to obtain benefits from its activities.

4. 主要會計政策(續)

(h) 聯營公司

聯營公司為本集團具有重大影響力之企業，但不屬於本集團之附屬公司或合營企業。

於聯營公司之投資乃以會計權益法列賬。綜合收益表包括本集團所佔本年度聯營公司之收購後業績。綜合資產負債表包括本集團享有聯營公司之淨資產及商譽。除非本集團已代表聯營公司達成承擔或保證承擔，否則若本集團所佔聯營公司虧損相當於或多於聯營公司賬面值，本集團終止以會計權益法列賬。

當本集團與其聯營公司進行交易時，未變現之盈利將按本集團於有關聯營公司所佔權益予以對銷。未變現虧損也予以對銷，除非交易證明已轉讓資產減值。

(i) 金融工具

金融資產及金融負債乃按交易日之基準及於本集團成為該工具合約條文之其中一方時確認。金融資產及金融負債以下列方法計量：

按公允價值列賬及在損益賬處理的金融資產或金融負債

金融工具乃分類為按公允價值列賬及在損益賬處理之金融資產或金融負債，包括持有作為交易之金融資產或金融負債，或不能作對沖會計處理之衍生工具，以及原先指定為按公允價值入收益表者。有關工具按公允價值計量，公允價值之變動乃入賬於收益表內。

4. Principal Accounting Policies *(Continued)*

(h) Associates

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group.

The Group's interests in associate are accounted for under the equity method of accounting. The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. The consolidated balance sheet includes the Group's share of the net assets of associates and also goodwill. Unless the Group has incurred obligations or guaranteed obligations in respect of the associates, equity accounting is discontinued when the Group's share of the losses of an associate equals or exceeds the carrying amount of its interest in the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of assets transferred.

(i) Financial instruments

Financial assets and financial liabilities are recognised when the Group become a party to the contractual provisions of the instruments and on a trade date basis. Financial assets and financial liabilities are measured as follows:

Financial assets or financial liabilities at fair value through profit or loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss include financial assets or financial liabilities that are held for trading or derivatives do not qualify for hedge accounting, and those designated at fair value through profit or loss at inception. They are measured at fair value with changes in fair value recognised in the income statement.

4. 主要會計政策 *(續)*

(i) 金融工具 *(續)*

貸款及應收賬款

貸款及應收款項(包括貿易及其他應收款項)指並無於活躍市場報價且並非為買賣而持有之具有固定或可釐定付款金額之非衍生金融資產，該等貸款及應收賬款以實際利率方法計算攤銷成本。若貸款及應收賬款為免息貸款及無固定還款期或其折現影響並不重大，貸款及應收款項按成本扣除減值虧損入賬。攤銷成本已計算在到期年內任何收購折讓或溢價。因取消確認、減值或攤銷所產生之盈虧計入該年度的收益表。

可供出售金融資產

可供出售金融資產乃指定為此類別或不能歸類於其他類別之非衍生工具。在活躍的交易市場上，若可供出售金融資產並無公開報價，並且其公允價值不能可靠計量，則以成本減累計減值虧損列賬。

4. Principal Accounting Policies *(Continued)*

(i) Financial instruments *(Continued)*

Loans and receivables

Loans and receivables include trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are not held for trading. They are measured at amortised cost using the effective interest method, except where balances are interest-free and without any fixed repayment term or the effect of discounting would be insignificant. In such case, the balances are stated at cost less impairment loss. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the year to maturity. Gains and losses arising from derecognition, impairment or through the amortisation process are recognised in the income statement.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated at this category or not classified in any of the other categories. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less any accumulated impairment losses.

4. 主要會計政策(續)

(i) 金融工具(續)

金融資產減值

於各結算日，本集團均會評估是否有客觀證據證明金融資產(按公允價值列賬及在損益賬處理的金融資產除外)出現減值現象。金融資產之減值虧損按攤銷成本列賬，並以資產之賬面值與其按金融資產之原有實際利率折算之預期未來現金流之現值間之差異計算。金融資產的減值虧損於收益表中確認。

就按成本列賬之可供出售金融資產而言，減值虧損金額乃按金融資產之賬面值與按類似金融資產之現有市場回報率折算之預計未來現金流現值間之差異計算。其相關減值虧損不可撥回。

有息借貸及應付賬款

所有貸款及借款(包括貿易及其他應付款項)最初按成本列賬，即按已收代價扣除交易成本之公允價值確認。其後以實際利率計算攤銷成本列賬，如折現影響並不重大，按成本列賬。

4. Principal Accounting Policies *(Continued)*

(i) Financial instruments *(Continued)*

Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss, are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets' carrying amount and the present value of estimated future cash flow discounted at the financial asset's original effective interest rate. The impairment loss is recognised in the income statement.

For an available-for-sale financial asset that is carried at cost, the amount of impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss shall not be reversed.

Interest-bearing borrowings and payables

All loans and borrowings include trade and other payables are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. Loans and borrowings are subsequently measured at amoritsed cost using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

4. 主要會計政策(續)

(j) 現金等值物

就綜合現金流量表而言，現金等值物是指短期和流通率極高的投資，扣除銀行透支(如有)。此等投資可隨時轉換為既定金額的現金。其價值變動風險有限。

(k) 收益之確認

收益是在本集團能獲得有關經濟效益，並且於入賬時該收益及成本(如適用)能可靠地計算。

出售貨品所得收益於貨品之擁有權所涉及之風險及回報轉交買家，通常亦即貨物付運時入賬。

(l) 外幣換算

本集團各實體包括本公司、附屬公司、聯營公司及共同控制公司之賬目所列項目，乃按該實體經營所在之主要經濟環境貨幣(「功能貨幣」)計量。就集團報告而言，本綜合賬目按本公司之呈報貨幣美元呈列。

外幣交易均按交易當日之現行滙率換算為功能貨幣。因上述交易結算及按結算日之滙率兑換以外幣計值之貨幣資產及負債而產生之滙兑損益，均於收益表中確認。

4. Principal Accounting Policies *(Continued)*

(j) Cash equivalents

For the purpose of the consolidated cash flow statement, cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of overdraft, if any.

(k) Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue and costs, if applicable, can be measured reliably.

Sale of goods is recognised on transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has been passed.

(l) Foreign currency translation

Items included in the financial statements of each of the Group's entities, including the Company, subsidiaries and associates, are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in United States Dollars (US$), which is the Company's presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

4. 主要會計政策(續)

(l) 外幣換算(續)

在綜合賬目時，所有集團實體的業績及財務狀況的功能貨幣如有別於呈報貨幣，均按以下方式換算：

(a) 於各資產負債表呈列的資產及負債乃按有關結算日的收市滙率換算；

(b) 於各收益表中，收支乃按平均滙率換算；

(c) 所有因此而產生的滙兑差額個別確認為權益部份。

(m) 存貨

存貨以成本或可變現淨值兩者之較低者列賬。成本包括所有採購成本，加工成本(如適用)及其他將存貨達至現存地點及狀況之成本，並且採用加權平均成本法計算。可變現淨值指在日常業務中之估計出售價減去估計完工成本及估計達成銷售所需之成本。

4. Principal Accounting Policies *(Continued)*

(l) Foreign currency translation *(Continued)*

On consolidation, the results and financial position of all the group entities that have a functional currency different from the presentation currency are translated as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates ;

(c) all resulting exchange differences are recognised as a separate component of equity.

(m) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

4. 主要會計政策(續)

(n) 非金融資產的減值

本集團於每個結算日檢討內部及外間資訊，以確認其物業、機器及設備，土地租約之溢價及無形資產是否可能已經出現減值現象，或之前所確認之減值虧損是否已不再存在或可能已經減少。若出現任何以上的現象，本集團將需評估資產的可收回價值。據此，資產之可收回價值乃其售價淨值及使用價值之較高者。如個別資產未能在大致獨立於其他資產下賺取現金流量，則就能獨立賺取現金流量之最小組別資產(即賺取現金單位)釐訂可收回價值。

倘本集團估計某項資產或即賺取現金單位之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回價值。減值虧損將即時確認為開支。

倘若某項減值虧損期後撤回，則該項資產或即賺取現金單位之賬面值須增加至重新估計之可收回價值，惟增加後之賬面值不得超過在以往年度並無減值虧損而釐定之賬面值。若減值虧損撤回時將即時確認為收益。

(o) 借貸成本資本化

收購、建造或生產合資格資產(即需要一段頗長時間始能達至其擬定用途或出售之資產)之直接應佔借貸成本，在扣除特定借貸之暫時性投資收益後，均作資本化並作為此等資產成本之一部份。當此等資產大體上可作其擬定用途或出售時，該等借貸成本將會停止資本化。所有其他借貸成本均列為發生期間之費用。

4. Principal Accounting Policies *(Continued)*

(n) Impairment of non-financial assets

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its property, plant and equipment, lease premium for land, and intangible assets have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(o) Capitalisation of borrowing costs

Borrowing costs incurred, net of any investment income on the temporary investment of the specific borrowings, that are directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised as an expense in the period in which they are incurred.

4. 主要會計政策(續)

(p) 營運租賃

資產之絕大部份回報及風險由出租公司保留之租賃，皆作為營運租賃列賬。營運租賃之租金收支在租賃期內以直線法確認為收入與開支。營運租賃協議所涉及的激勵措施均在收益表中確認為資產租賃淨付款總額的組成部份。或有租金則於發生之會計期間以費用入賬。

(q) 政府補助

政府補助乃鼓勵本集團在各有關開發區經營及發展業務而從中國有關部門收取之津貼。政府補助是在可合理地確定將取得該資助並將可符合所有附帶條件時按公允價值入賬。

當該資助與資產有關時，公允價值乃記錄於遞延收入中，並以相等金額於每年分期按有關資產的預計使用年期於收益表中確認為收入。與資產無關的資助乃確認為收益表中的其他收入，以有系統地與有關成本配合。

4. Principal Accounting Policies *(Continued)*

(p) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable and receivable under operating leases are recognised as an expense and revenue on the straight-line basis over the lease term. Lease incentives received are recognised in the income statement as an integral part of the net consideration agreed for the use of the leased asset. Contingent rentals are recognised as expenses in the accounting period in which they are incurred.

(q) Government grants

Government grants represent incentive grants from the relevant PRC authorities in respect of the running of business by the Group in certain development zones and to encourage the furtherance of such business. Government grants are recognised at their fair value where there is reasonable assurance that the grants will be received and all attached conditions will be complied with.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments. Government grants other than those related to assets are recognised as other income in the income statement to match the related costs on a systematic basis.

4. 主要會計政策(續)

(r) 員工福利

界定供款計劃

界定退休供款計劃的供款責任於產生時在收益表中確認為開支，並扣除僱員於未完成供款計劃而離職所發生的供款部份。該計劃的資產與本集團的資產分開並由獨立管理基金持有。

界定福利計劃

經考慮獨立精算師以精算方式的預計單位成本法所作出的供款建議，僱主及僱員共同作出界定福利計劃的供款。本集團之界定福利計劃的責任為就各項計劃獨立估計僱員於本年度及過往年度提供服務所賺取的未來利益金額，該利益乃折現至其現值，再減去有關計劃資產的公允價值。

於資產負債表中確認的退休福利義務，相當於界定利益責任的現有價值(經未確認精算利潤及虧損及未確認過去服務成本作調整，並減去計劃資產的公允價值)。因這項計算所產生的任何資產，其金額限於累計未確認精算虧損淨額和過去服務成本，加上可從該計劃獲得的退款並減去計劃的未來供款金額的現有價值的總額。倘若經濟利益現值沒有變更或減少，本期之淨精算盈虧及過往服務成本即時認列於收益賬。

4. Principal Accounting Policies *(Continued)*

(r) Employee benefits

Defined contribution plans

The obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the scheme are held separately from those of the Group in an independently administered fund.

Defined benefit plans

The defined benefit plans are generally funded by payments from employees and the Group, taking into account of the recommendations of the independent qualified actuaries using the projected unit credit method. The Group's obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods, which is discounted to the present value and reduced by the fair value of any plan assets.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the net total of any cumulative unrecognised net actuarial losses and past service costs, plus the present value of any future refunds from the plan or reductions in future contributions to the plan. If there is no change or a decrease in the present value of the economic benefits, the entire net actuarial gains or losses with the past service cost of the current period is recognised immediately.

4. 主要會計政策(續)

(r) 員工福利(續)

界定福利計劃(續)

精算盈虧超出界定福利責任之現值與計劃資產之公允價值兩者中較高者之百分之十的部份，需按僱員的預計平均尚餘服務年期攤銷。倘利益即時歸屬予僱員，過往服務成本則即時確認；否則過往服務成本按平均期間以直線法攤銷，直至僱員享有該等利益為止。

(s) 稅項

稅項支出乃根據本年度業績就免課稅或不可扣減項目作調整並按於結算日已制定或實際會制定之稅率作出計算。

遞延稅項乃採用負債法，就資產與負債之稅項計算準則與其於賬目之賬面值兩者不同引致之短暫時差作出全數撥備。然而，倘若遞延稅項資產和負債乃自進行交易時不影響會計或應課稅溢利的資產或負債的初始確認(如屬業務合併的一部份則除外)，則不會計入遞延稅項。

當資產被變現或負債被清還時，遞延稅項負債及資產以該期間預期之適用稅率衡量，根據於結算日已制定或實際會制定之稅率及稅務法例計算。遞延稅項資產乃根據有可能獲得之未來應課稅溢利與短暫時差可互相抵銷之程度而予以確認。

4. Principal Accounting Policies *(Continued)*

(r) Employee benefits *(Continued)*

Defined benefit plans (Continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, which exceed 10% of the greater of the present value of the Group's defined benefit obligations and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

(s) Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting profit nor taxable profit or loss, it is not accounted for.

The deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences, tax losses and credits can be utilised.

4. 主要會計政策 *(續)*

(t) 有關連人士

在下列情況下，有關人士將視為本集團之關連人士：

(a) 透過一個或多個中介實體，該方直接或間接控制本集團，或由本集團控制或與本集團受到共同控制；於本集團擁有權益，並可藉著該權益對本集團行使重大影響力；或對本集團擁有共同控制；

(b) 有關人士為本集團之聯營公司；

(c) 本集團為該合營企業之合夥人；

(d) 有關人士為本集團或其母公司之主要管理人員；

(e) 有關人士為(a)或(d)項所述人士之直系親屬；

(f) 有關人士受直接或間接歸屬於(d)或(e)項所述人士之實體所控制、與他人共同控制或發揮重大影響力，或擁有重大投票權；或

(g) 有關人士為本集團或其關連人士之僱員終止受僱後福利計劃之受益人。

4. Principal Accounting Policies *(Continued)*

(t) Related parties

A party is related to the Group if

(a) directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(b) the party is an associate of the Group;

(c) the party is a joint venture in which the Group is a venturer;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

4. 主要會計政策 *(續)*

(u) 分部報告

分部為按本集團所從事提供產品或服務(業務分部)或在某一特定經濟環境內提供產品或服務(地區分部)之可區別項目，而每個分類項目所承擔之風險及回報均有所不同。

根據本集團之內部賬目模式，本集團選擇以業務分部作為主要報告形式，而地域分部則以次要報告形式呈報。

各分部之收益、開支、業績、資產及負債包括直接撥歸該類別之項目以及可按合理比例分配至該類別之項目。舉例而言，各分部的資產可包括存貨、應收賬款以及物業、機器及設備。各分部之收益、開支、資產及負債乃於綜合賬目對銷過程中，撇除集團間之結餘及交易前釐訂。各分部之跨業務交易價格是以成本加利潤的方法計算。

各分部之資本開支為於期內購買預期可使用超過一個期間之分部資產(包括有形及無形)而產生之總成本。

未分配項目主要包括有息貸款、税項、企業及融資開支。

4. Principal Accounting Policies *(Continued)*

(u) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services with a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process. Inter-segment pricing are principally on a cost plus basis.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise interest-bearing borrowings, tax balances, corporate and financing expenses.

4. 主要會計政策 *(續)*

(v) 香港財務報告準則之未來變動

於通過本賬目日期，香港會計師公會已頒佈多項於本年度尚未生效之新訂及經修訂香港財務報告準則及詮釋。本集團並未採用該等新訂及經修訂之香港財務報告準則。董事預期此等於未來財政年度生效之新訂及經修訂香港財務報告準則將不會對本集團造成重大影響。

香港財務報告準則第8號營運分部－由二零零九年一月一日起計開始之年度期間生效

香港財務報告準則第8號將取代香港會計準則第14號分部報告，並明確指出要求匯報基於實際情況下主要營運決策者就各樣分部資料之經營業績，該等分部之資料可供主要經營決策者分配資源及評估業績。該準則亦規定須披露有關各分部提供之產品及服務、本集團之地域分部及與從本集團主要客戶交易之所得收入之資料。

香港會計準則第1號((經修訂))財務報表陳述－由二零零九年一月一日起計開始之年度期間生效

香港會計準則第1號在陳述及披露財務報表方面已獲修訂，並且沒有改變有關交易的確認，計量或披露的方法及其他香港財務報告會計準則中所要求的方法。

4. Principal Accounting Policies *(Continued)*

(v) Future changes in HKFRS

At the date of authorisation of these financial statements, the Group has not adopted the new/revised standards and interpretations issued by HKICPA that are not yet effective for the current year. The directors anticipate that the adoption of these new/revised HKFRS in the future accounting periods will have no significant impact on the Group.

HKFRS 8: Operating segments – effective for annual periods beginning on or after 1 January 2009

HKFRS 8, which will replace HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purpose of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers.

HKAS 1 (Revised) Presentation of financial statements – effective for annual periods beginning on or after 1 January 2009

HKAS 1 has been revised to introduce changes in presentation and disclosures of financial statements and does not change the recognition, measurement or disclosure of specific transactions and other events required by other HKFRSs.

4. 主要會計政策 *(續)*

(v) 香港財務報告準則之未來變動 *(續)*

香港會計準則第23號((經修訂))借貸成本－由二零零九年一月一日起計開始之年度期間生效

香港財務報告會計準則第23號已獲修訂，並規定當借貸成本直接產生於收購、建造或生產合資格資產時所產生，該等成本須進行資本化。

香港(國際財務報告詮釋委員會)－詮釋第11號香港財務報告準則第2號：集團及庫務股份交易 －由二零零七年三月一日起計開始之年度期間生效

香港(國際財務報告詮釋委員會)－詮釋第11號規定有關僱員獲授權持有該實體權益工具之安排，據此，將列作以股份付款計劃，即使該實體從收購另一方之收購有關工具，或所需之權益工具由股東提供，僱員仍有權獲取該實體之權益工具(將作為股本結算計劃列賬)。香港(國際財務報告詮釋委員會)－詮釋第11號亦列明解釋涉及同一集團內兩家或以上實體且以股份付款交易之會計處理方法。

香港(國際財務報告詮釋委員會)－詮釋第14號 香港會計準則第19號：對界定福利資產之限制、最低資金需求規定及其兩者之相互動關係－由二零零八年一月一日起計開始之年度期間生效

香港(國際財務報告詮釋委員會)－詮釋第14號指出如何要求根據評估香港會計準則第19號僱員福利中有關就界定福利計劃之未來注資金額在有最低資金要求的規定下退還或減少可確認為資產的限制。

4. Principal Accounting Policies *(Continued)*

(v) Future changes in HKFRS *(Continued)*

HKAS 23 (Amendment): Borrowing costs – effective for annual periods beginning on or after 1 January 2009

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset.

HK(IFRIC)-Int 11 HKFRS 2: Group and treasury share transactions – effective for annual periods beginning on or after 1 March 2007

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the entity's equity instruments, to be accounted for as an equity-settled scheme, even if the entity acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the same group.

HK(IFRIC)-Int14 HKAS 19: The limit on a defined benefit asset, minimum funding requirements and their interaction – effective for annual periods beginning on or after 1 January 2008

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 Employee Benefits, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

5. 採納新增／經修訂之香港財務報告準則

香港會計準則第1號(經修訂)：資本披露

有關之修訂引入一些新增有關披露本集團的資本程度和資本管理的目標、制度及有關程序。該等新增的披露見附註33。

香港財務報告準則第7號：金融工具披露

由於香港財務報告準則第7號之採納，與過去香港會計準則第32號，金融工具：披露及呈列，要求披露的資料相比，財務報表需要擴展披露有關集團金融工具之重要性及金融工具之性質及風險。該等披露載列於財務報表全文，尤其是附註22及34。

香港財務報告準則第7號及香港會計準則第1號(經修訂)對本財務報表內的賬目分類、確認和計量未有重大影響。

5. Adoption of New/Revised HKFRS

HKAS1 (Amendment): Capital disclosures

The amendment introduces additional disclosure requirement to provide information about the level of capital and the Group's objectives, policies and processes for management capital. The new disclosures are set out in note 33.

HKFRS 7: Financial instruments: Disclosures

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation. Theses disclosures are provided throughout these financial statements, in particular in notes 22 and 34.

The adoption of the HKFRS 7 and amendment added to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

6. 關鍵會計估計及判斷

估計及判斷仍持續進行評估，並基於過往經驗及其他因素，包括在目前情況下相信為合理之預期日後事件。除記載於賬目內的資料外，下文概括有相當風險導致下年度資產和負債賬面值須作出重大調整之估計和假設。

使用年限及物業、機器及設備之減值

董事每年透過預計用量、對資產使用之損耗及技術過時之潛在性進行謹慎研究，以評估物業、機器及設備之殘值及可用年期。

6. Critical Accounting Estimates and Judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Apart from information disclosed elsewhere in these financial statements, the following summarise estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within next financial year.

Useful lives and impairment of property, plant and equipment

The directors review the residual value, useful lives and depreciation method of property, plant and equipment on an annual basis, through careful consideration with regards to expected usage, wear-and-tear and potential technical obsolescence to usage of the assets.

6. 關鍵會計估計及判斷(續)

使用年限及物業、機器及設備之減值(續)

為了判斷資產是否減值及有跡象顯示減值虧損不再存在，董事須判斷資產減值，尤其是評估：(1)是否已發生可能影響資產價值之事件或其事件影響資產價值不再存在；(2)按持續使用資產之業務而估計未來之現金流量經折算後之淨現值能否支持該項資產之賬面值；以及(3)使用適當的主要假設於預計現金流量，包括是否應用適當折現率於該等現金流量預測。倘改變管理層用以確定減值程度之假設，包括現金流量預測中採用之折現率或增長率假設，足以對減值測試中使用的淨現值產生重大影響。

可供出售金融資產減值

董事於每個結算日根據客觀之證據判斷可供出售金融資產是否出現減值現象。為了判斷有關金融工具是否需要減值，董事須使用其專業判斷對有關公司營運之經濟環境是否出現重大逆轉之情況下，從而令有關金融工具之投資成本未能收回作出評估。

7. 收益

本集團之收益指向客戶售貨之發票值，扣除退貨、折扣及增值稅。

6. Critical Accounting Estimates and Judgements *(Continued)*

Useful lives and impairment of property, plant and equipment *(Continued)*

In determining whether an asset is impaired or the event previously causing the impairment no longer exists, the directors have to exercise judgement in the area of asset impairment, particularly in assessing: (1) whether an event has occurred that may affect the asset value or such event affecting the asset value has not been in existence; (2) whether the carrying value of an asset can be supported by the net present value of future cash flows which are estimated based upon the continued use of the asset or derecognition; and (3) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management to determine the level of impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test.

Impairment of available-for-sale financial assets

The directors assess at each balance sheet date whether there is any objective evidence that available-for-sale financial assets is impaired. In determining whether an investment in an equity instrument is impaired, the directors uses their experienced judgement to assess information about significant changes with an adverse effect that have taken place in the economic environment in which the invested company operates which indicates that the cost of the equity investment may not be recovered.

7. Revenue

The Group's revenue represents the invoiced value of goods sold to customers, net of returns, discounts and Value Added Tax.

8. 分部資料

本集團由四項主要業務分部組成：

方便麵
飲品
糕餅
其他業務

本集團主要在中國運作，本集團的銷售及利潤貢獻亦主要來自中國。因本集團來自中國以外市場的收益及業績均少於10%，故此沒有呈報地域性的分析。

8. Segment Information

The Group is organised along four major business segments:

Instant noodles
Beverages
Bakery
Other businesses

The Group operates mainly in the PRC. Revenue and contribution to the Group's profit are mainly from the PRC. No geographical analysis is presented as less than 10% of the Group's revenue and the consolidated trading results of the Group are attributable to markets outside the PRC.

8. 分部資料 (續) 8. Segment Information (Continued)

業務分部分析 Business segment analysis

		2007					
		方便麵 Instant noodles 千美元 US$'000	飲品 Beverages 千美元 US$'000	糕餅 Bakery 千美元 US$'000	其他 Others 千美元 US$'000	內部沖銷 Inter-segment elimination 千美元 US$'000	綜合 Group 千美元 US$'000
收益	**Revenue**						
外來客戶收益	Revenue from external customers	1,488,086	1,519,194	109,660	98,464	—	3,215,404
分部間之收益	Inter-segment revenue	44	328	640	72,951	(73,963)	—
分部收益	Segment revenue	1,488,130	1,519,522	110,300	171,415	(73,963)	3,215,404
分部業績	**Segment results**	110,306	203,447	3,705	24,298	(13,173)	328,583
財務費用	Finance costs	—	—	—	—	—	(19,418)
應佔聯營公司業績	Share of results of associates	—	—	—	8,074	—	8,074
除税前溢利	**Profit before taxation**						317,239
税項	Taxation						(36,291)
本年度之溢利	**Profit for the year**						280,948
資產	**Assets**						
分部資產	Segment assets	932,794	1,228,215	96,813	605,991	(568,699)	2,295,114
聯營公司權益	Interests in associates				33,929		33,929
未分配資產	Unallocated assets						5,378
資產總值	Total assets						2,334,421
負債	**Liabilities**						
分部負債	Segment liabilities	344,110	683,023	34,023	216,152	(274,939)	1,002,369
未分配負債	Unallocated liabilities						50,357
負債總額	Total liabilities						1,052,726
其他資料	**Other information**						
年內資本開支	Capital expenditure	68,745	317,880	2,123	13,246		401,994
年內折舊	Depreciation	55,629	76,707	7,903	7,535		147,774
年內攤銷	Amortisation						
土地租約溢價	Lease premium for land	1,465	216	317	258		2,256
無形資產	Intangible assets	1,670	—	—	—		1,670
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	705	2,536	—	—		3,241

8. 分部資料 (續) 8. Segment Information (Continued)

業務分部分析 (續) Business segment analysis *(continued)*

		2006					
		方便麵 Instant noodles 千美元 US$'000	飲品 Beverages 千美元 US$'000	糕餅 Bakery 千美元 US$'000	其他 Others 千美元 US$'000	內部沖銷 Inter-segment elimination 千美元 US$'000	綜合 Group 千美元 US$'000
收益	**Revenue**						
外來客戶收益	Revenue from external customers	1,051,915	1,093,354	97,163	89,301	—	2,331,733
分部間之收益	Inter-segment revenue	102	503	372	54,890	(55,867)	—
分部收益	Segment revenue	1,052,017	1,093,857	97,535	144,191	(55,867)	2,331,733
分部業績	**Segment results**	85,291	145,855	3,779	15,276	(9,474)	240,727
財務費用	Finance costs	—	—	—	—	—	(10,856)
應佔聯營公司業績	Share of results of associates	—	—	—	6,860	—	6,860
除稅前溢利	**Profit before taxation**						236,731
稅項	Taxation						(23,897)
本年度之溢利	**Profit for the year**						212,834
資產	**Assets**						
分部資產	Segment assets	784,591	822,549	86,921	746,106	(648,103)	1,792,064
聯營公司權益	Interests in associates				42,704		42,704
未分配資產	Unallocated assets						5,379
資產總值	Total assets						1,840,147
負債	**Liabilities**						
分部負債	Segment liabilities	260,125	439,820	31,933	174,328	(195,592)	710,614
未分配負債	Unallocated liabilities						31,544
負債總額	Total liabilities						742,158
其他資料	**Other information**						
年內資本開支	Capital expenditure	63,541	269,276	3,322	9,987	—	346,126
年內折舊	Depreciation	47,749	46,443	6,352	6,358	—	106,902
年內攤銷	Amortisation						
土地租約溢價攤銷	Lease premium for land	825	203	468	130	—	1,626
無形資產	Intangible assets	1,932	—	—	—	—	1,932
物業、機器及設備減值虧損	Impairment loss on property, plant and equipment	7,000	9,576	612	—	—	17,188

9. 除稅前溢利 9. Profit Before Taxation

		2007 千美元 US$'000	2006 千美元 US$'000
經扣除(加入)下列項目後：	This is stated after charging (crediting):		
財務費用	**Finance costs**		
須於五年內悉數償還之銀行貸款之利息支出	Interest on bank loans wholly repayable within five years	**19,418**	10,856
其他項目	**Other items**		
員工成本：	Staff costs:		
薪金及報酬	Salaries and wages	**208,871**	145,586
退休金成本：	Pension costs:		
界定供款計劃	Defined contribution plans	**16,507**	11,716
界定福利計劃	Defined benefit plans	**1,008**	1,092
		226,386	158,394
核數師酬金	Auditors' remuneration	**793**	808
已售存貨成本	Cost of inventories	**2,199,863**	1,579,302
折舊	Depreciation	**147,774**	106,902
攤銷：	Amortisation:		
土地租約溢價	Lease premium for land	**2,256**	1,626
無形資產(已包括於其他經營費用)	Intangible assets (included in other operating expenses)	**1,670**	1,932
物業、機器及設備之減值虧損	Impairment loss on property, plant and equipment	**3,241**	17,188
可供出售金融資產之減值虧損	Impairment loss on available-for-sale financial assets	**7,702**	—
經營租約最低租賃付款	Minimum lease payments in respect of operating lease charges for premises	**17,371**	12,002
出售物業、機器及設備之虧損(收益)	Loss (Gain) on disposal of property, plant and equipment	**6,566**	(1,586)
出售聯營公司之收益	Gain on disposal of interest in an associate	**(6,812)**	—
匯兌收益淨額	Exchange gains, net	**(7,950)**	(4,841)
利息收入	Interest income	**(10,051)**	(5,015)

10. 董事及高階僱員酬金

10. Directors' and Senior Management's Emoluments

本公司董事已收及應收之酬金總額如下：

The aggregate amounts of emoluments received or receivable by the Company's directors are as follows:

		2007			
		董事袍金 Directors' fees 千美元 US$'000	薪金及其他酬金 Salaries and other emoluments 千美元 US$'000	花紅 Discretionary bonuses 千美元 US$'000	總計 Total 千美元 US$'000
執行董事：	Executive directors:				
魏應州	Wei Ing-Chou	100	416	231	747
井田毅	Takeshi Ida	80	4	—	84
吳崇儀	Wu Chung-Yi	50	16	—	66
魏應交	Wei Ying-Chiao	50	16	—	66
吉澤亮	Ryo Yoshizawa	50	16	—	66
井田純一郎	Junichiro Ida	50	16	—	66
獨立非執行董事：	Independent non-executive directors:				
徐信群	Hsu Shin-Chun	50	12	—	62
李長福	Lee Tiong-Hock	50	12	—	62
小川和夫	Kazuo Ogawa	50	16	—	66
		530	524	231	1,285

10. 董事及高階僱員酬金 (續)

10. Directors' and Senior Management's Emoluments *(Continued)*

		2006			
		董事袍金 Directors' fees	薪金及其他酬金 Salaries and other emoluments	花紅 Discretionary bonuses	總計 Total
		千美元 US$'000	千美元 US$'000	千美元 US$'000	千美元 US$'000
執行董事：	Executive directors:				
魏應州	Wei Ing-Chou	100	216	204	520
井田毅	Takeshi Ida	80	4	—	84
吳崇儀	Wu Chung-Yi	50	16	—	66
魏應交	Wei Ying-Chiao	50	16	—	66
吉澤亮	Ryo Yoshizawa	50	16	—	66
井田純一郎	Junichiro Ida	50	16	—	66
獨立非執行董事：	Independent non-executive directors:				
徐信群	Hsu Shin-Chun	50	8	—	58
李長福	Lee Tiong-Hock	50	12	—	62
小川和夫	Kazuo Ogawa	38	12	—	50
中山知行	Tomoyuki Nakayama	12	4	—	16
		530	320	204	1,054

於二零零七年及二零零六年十二月三十一日止年度並無董事放棄領取酬金。

No directors have waived emoluments in respect of the years ended 31 December 2007 and 2006.

10. 董事及高階僱員酬金 (續)

10. Directors' and Senior Management's Emoluments *(Continued)*

本集團五位最高薪人士包括一位(二零零六年：一位)董事，其酬金詳情載於上文。其餘四位(二零零六年：四位)人士之酬金詳情如下：

The five individuals whose emoluments were the highest in the Group for the year include one director (2006: one) whose emolument is reflected in the analysis presented above. Details of the emoluments of the remaining four individuals (2006: four) are as follows:

		2007 **千美元** **US$'000**	2006 千美元 US$'000
薪金及其他酬金	Salaries and other emoluments	**1,037**	698
花紅	Discretionary bonuses	**455**	452
		1,492	1,150

支付四位最高薪人士之酬金組別如下：

The emoluments were paid to the four highest paid individuals as follows:

酬金組別	**Emoluments band**	**僱員人數 Number of individuals** **2007**	 2006
192,309美元至256,410美元 (1,500,001港元至2,000,000港元)	US$192,309 to US$256,410 (HK$1,500,001 to HK$2,000,000)	**—**	1
256,411美元至320,513美元 (2,000,001港元至2,500,000港元)	US$256,411 to US$320,513 (HK$2,000,001 to HK$2,500,000)	**2**	2
320,514美元至384,616美元 (2,500,001港元至3,000,000港元)	US$320,514 to US$384,616 (HK$2,500,001 to HK$3,000,000)	**1**	1
384,617美元至448,718美元 (3,000,001港元至3,500,000港元)	US$384,617 to US$448,718 (HK$3,000,001 to HK$3,500,000)	**—**	—
448,719美元至512,821美元 (3,500,001港元至4,000,000港元)	US$448,719 to US$512,821 (HK$3,500,001 to HK$4,000,000)	**—**	—
512,822美元至576,928美元 (4,000,001港元至4,500,000港元)	US$512,822 to US$576,928 (HK$4,000,001 to HK$4,500,000)	**1**	—
		4	4

11.稅項 11. Taxation

		2007 千美元 US$'000	2006 千美元 US$'000
本年度稅項－中國企業所得稅	**Current tax – PRC Enterprise Income Tax**		
本年度	Current year	**34,022**	22,624
遞延稅項	**Deferred taxation**		
產生及轉回之暫時差異淨額	Origination and reversal of temporary differences, net	**2,269**	1,273
本年度稅項總額	Total tax charge for the year	**36,291**	23,897

開曼群島並不對本集團之收入徵收任何稅項。

The Cayman Islands levies no tax on the income of the Group.

由於本集團於年內在香港並無應課稅溢利，因此並無作出香港利得稅撥備。

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

從事製造及銷售各類食品的中國附屬公司均須受到適用於中國外資企業的稅法所規限。本集團大部份附屬公司設立於經濟技術開發區，按15%的優惠稅率繳納企業所得稅。另由首個獲利年度開始，於抵銷結轉自往年度的所有未到期稅項虧損後，可於首兩年獲全面豁免繳交中國企業所得稅，及在其後三年獲稅率減半優惠(稅務寬減期)。

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15%. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays").

根據自二零零八年一月一日起生效之新稅法，中國企業所得稅的優惠稅率將按五年由15%逐漸地增加至25%。所有稅務寬減期將於二零一二年底屆滿。

Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

11.稅項(續) 11. Taxation (Continued)

本集團之稅項(按附屬公司經營所在地方的司法區稅率計算)與稅前溢利之理論稅項之差別為：

The taxation on the Group's profit before taxation differs from theoretical amount that would arise using the tax rates prevailing in the countries in which the subsidiaries operate as follows:

		2007 千美元 US$'000	2006 千美元 US$'000
除稅前溢利	Profit before tax	**317,239**	236,731
按有關當地國家稅率計算且適用於溢利之稅項	Income tax at domestic tax rates applicable to profits in the respective countries	**47,586**	35,510
不可扣稅開支	Non-deductible expenses	**7,653**	1,906
無需課稅收入	Tax exempt revenue	**(1,695)**	(2,792)
未確認稅項虧損	Unrecognised tax losses	**1,641**	3,394
扣除過往並未確認稅項虧損	Utilisation of previously unrecognised tax losses	**(1,874)**	(537)
稅務寬減期	Tax Holidays	**(18,120)**	(13,347)
以前年度少計撥備	Under provision in prior years	**773**	650
其他	Others	**327**	(887)
本年度稅項	Tax expense for the year	**36,291**	23,897

加權平均適用稅率為15%(二零零六年：15%)。

The weighted average applicable tax rate was 15% (2006: 15%).

12.股東應佔溢利 12. Profit Attributable to Equity Holders of the Company

股東應佔綜合溢利包括已於本公司賬目處理之溢利8,134,000美元(二零零六年：1,765,000美元)，此項溢利已於本公司之賬目內作出處理。

The consolidated profit attributable to equity holders of the Company includes a profit of US$8,134,000 (2006: US$1,765,000) which has been dealt with in the financial statements of the Company.

12. 股東應佔溢利 (續) 12. Profit Attributable to Equity Holders of the Company (Continued)

上述金額與本公司本年度溢利之調節如下：

Reconciliation of the above amount to the Company's profit for the year:

		2007 千美元 US$'000	2006 千美元 US$'000
已於本公司賬目內處理的股東應佔綜合溢利	Amount of consolidated profit attributable to equity holders dealt with in the Company's financial statements	**8,134**	1,765
上一財政年度溢利之應佔附屬公司及聯營公司股息，並已於年內獲批准及派發	Dividends from subsidiaries and associates attributable to the profits of the previous financial years, approved and paid during the year	**88,958**	13,859
本公司本年度溢利	Company's profit for the year	**97,092**	15,624

13. 股息 13. Dividends

(a) 本年度應得之股息：

(a) Dividends attributable to the year:

		2007 千美元 US$'000	2006 千美元 US$'000
結算日後擬派之末期股息每股普通股1.62美仙（二零零六年：每股普通股1.38美仙）	Final dividend proposed after the balance sheet date of US1.62 cents (2006: US1.38 cents) per ordinary share	**90,537**	77,124
結算日後擬派之特別股息每股普通股1.07美仙（二零零六年：每股普通股1.07美仙）	Special dividend proposed after the balance sheet date of US1.07 cents (2006: US1.07 cents) per ordinary share	**59,799**	59,799
		150,336	136,923

13. 股息 (續)

於二零零八年二月十四日及二零零八年四月二十一日的會議，董事建議分別派發特別股息每股普通股1.07美仙及末期股息每股普通股1.62美仙。

此建議特別股息及末期股息於資產負債表中不視為應付股息，但被視為分配截至二零零八年十二月三十一日止年度之保留盈餘。

(b) 於本年內批准及於本年內派發之股息：

13. Dividends *(Continued)*

At meetings held on 14 February 2008 and 21 April 2008, the directors recommended the payment of a special dividend and final dividend of US1.07 cents and US1.62 cents per ordinary share respectively.

The proposed special dividend and final dividend have not been recognised as dividend payables in the balance sheet, but will be reflected as an appropriation of retained profits for the year ending 31 December 2008.

(b) Dividends attributable to the previous financial year, approved and paid during the year:

		2007 千美元 US$'000	2006 千美元 US$'000
於本年內批准及於本年內派發屬於前年度末期股息為每股普通股1.38美仙(二零零六年：每股普通股1.25美仙)	Final dividend in respect of the previous financial year, approved and paid during the year, of US1.38 cents (2006: US1.25 cents) per ordinary share	**77,124**	69,859
於本年內批准及於本年內派發屬於前一年度之特別股息為每股普通股1.07美仙(二零零六年：每股普通股1.07美仙)	Special dividend in respect of the previous financial year, approved and paid during the year, of US1.07 cents (2006: 1.07 cents) per ordinary share	**59,799**	59,799
		136,923	129,658

14. 每股溢利

每股溢利乃根據本公司股東年內應佔溢利194,837,000美元(二零零六年：148,925,000美元)及本年度已發行普通股之加權平均股數5,588,705,360(二零零六年：5,588,705,360)計算。

本公司於截至二零零六年及二零零七年十二月三十一日止年度並無呈列每股攤薄盈利。

14. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of US$194,837,000 (2006: US$148,925,000) and the weighted average of 5,588,705,360 (2006: 5,588,705,360) ordinary shares in issue throughout the year.

The Company has no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

15. 物業、機器及設備 15. Property, Plant and Equipment

		樓宇 Buildings 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
賬面值對賬－截至二零零六年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2006**						
於年初	At beginning of year	264,878	624,973	7,497	17,583	76,348	991,279
添置	Additions	13,959	67,075	3,831	6,039	249,459	340,363
落成後轉撥	Transfer upon completion	12,931	116,080	19	914	(129,944)	—
減值虧損(附註i)	Impairment loss (Note i)	—	(17,188)	—	—	—	(17,188)
出售	Disposals	(1,338)	(2,700)	(109)	(856)	(452)	(5,455)
折舊	Depreciation	(15,499)	(84,215)	(2,461)	(4,727)	—	(106,902)
項目重分類	Reclassification	21	(741)	23	697	—	—
滙兑調整	Exchange adjustment	8,251	16,071	238	1,036	2,682	28,278
於結算日	At balance sheet date	283,203	719,355	9,038	20,686	198,093	1,230,375
賬面值對賬－截至二零零七年十二月三十一日止年度	**Reconciliation of carrying amount – year ended 31 December 2007**						
於年初	At beginning of year	283,203	719,355	9,038	20,686	198,093	1,230,375
添置	Additions	23,619	126,418	5,400	12,620	244,039	412,096
落成後轉撥	Transfer upon completion	43,558	180,028	188	9,223	(232,997)	—
減值虧損(附註i)	Impairment loss (Note i)	—	(3,241)	—	—	—	(3,241)
出售	Disposals	(1,162)	(8,152)	(73)	(828)	(117)	(10,332)
折舊	Depreciation	(18,820)	(118,710)	(2,972)	(7,272)	—	(147,774)
項目重分類	Reclassification	—	605	(95)	(510)	—	—
滙兑調整	Exchange adjustment	18,954	51,749	630	1,059	13,832	86,224
於結算日	**At balance sheet date**	**349,352**	**948,052**	**12,116**	**34,978**	**222,850**	**1,567,348**

15. 物業、機器及設備(續)

15. Property, Plant and Equipment

		樓宇 Buildings 千美元 US$'000	機器及設備 Machinery and equipment 千美元 US$'000	電器及設備 Electrical appliances and equipment 千美元 US$'000	雜項設備 Miscellaneous equipment 千美元 US$'000	在建工程 Construction in progress 千美元 US$'000	合計 Total 千美元 US$'000
於二零零七年一月一日	At 1 January 2007						
原值	Cost	402,827	1,222,282	23,296	46,990	198,093	1,893,488
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(119,624)	(502,927)	(14,258)	(26,304)	—	(663,113)
		283,203	719,355	9,038	20,686	198,093	1,230,375
於二零零七年十二月三十一日	**At 31 December 2007**						
原值	Cost	495,282	1,561,047	28,880	68,196	222,850	2,376,255
累計折舊和減值虧損	Accumulated depreciation and impairment losses	(145,930)	(612,995)	(16,764)	(33,218)	—	(808,907)
		349,352	**948,052**	**12,116**	**34,978**	**222,850**	**1,567,348**

附註：

(i) 經管理層考慮部份機器設備功能上之退化及重新評估所有政策之調動或汰換策略之可行性，並評估該機器設備可收回金額(根據於市場上公允價值減去出售成本)，並確認該機器設備之減值虧損為3,241,000美元(二零零六年：17,188,000美元)。

(ii) 於二零零七年十二月三十一日，本集團賬面淨值合共11,787,000美元(二零零六年：12,001,000美元)抵押物業、機器及設備，作為本集團借貸之抵押品。

Notes:

(i) After considering the technical obsolescence and reassessing the assets redeployment policy and assets replacement strategy of the Group, management has assessed the recoverable amounts of certain plant and machinery, principally based on their fair value less costs to sell in the market and on this basis, recognised an impairment loss of US$3,241,000 (2006: US$17,188,000) for the year.

(ii) Property, plant and equipment with an aggregate net book value at the balance sheet date of US$11,787,000 (2006: US$12,001,000) were pledged to secure the Group's credit facilities.

16. 無形資產

16. Intangible Assets

		商標 Trademarks 2007 千美元 US$'000	2006 千美元 US$'000
賬面值對賬	**Reconciliation of carrying amount**		
於一月一日	At 1 January	**13,371**	15,303
年內攤銷	Amortisation	**(1,670)**	(1,932)
於十二月三十一日	**At 31 December**	**11,701**	13,371
於十二月三十一日	**At 31 December**		
原值	Cost	**17,657**	17,657
累計攤銷	Accumulated amortisation	**(5,956)**	(4,286)
		11,701	13,371

無形資產代表透過重組合營企業權益換來之商標。

Intangible assets represent trademarks exchanged through the reorganisation of a joint venture.

17.聯營公司權益 17. Interests in Associates

		2007 千美元 US$'000	2006 千美元 US$'000
應佔資產淨值	Share of net assets	**56,801**	70,997
應收附屬公司款項	Due from associates	**27,483**	34,816
應付附屬公司款項	Due to associates	**(50,355)**	(63,109)
		33,929	42,704
於結算日上市股份之市值	Market value of listed shares at balance sheet date	**49,310**	71,672

應收(應付)聯營公司款項均是無抵押，免息及無固定還款期。應收(應付)款項賬面值與其公允價值相若。

The amounts due from (to) associates are unsecured, interest-free and have no fixed repayment term. The carrying amounts due approximate their fair values.

17. 聯營公司權益 (續)

17. Interests in Associates (Continued)

董事認為能重大影響本年度本集團業績或構成本集團資產淨值之重要部份的主要聯營公司如下：

Particulars of the Group's principal associates at the balance sheet date, which in the opinion of the directors principally affect the Group's results for the year or form a substantial portion of the Group's net assets, are as follows:

名稱 Name	註冊成立／營業地點 Place of incorporation/operation	發行股份／註冊資本類別 Particulars of class of issued shares/registered capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
味全食品工業股份有限公司(「味全」)* Wei Chuan Foods Corporation Limited ("Wei Chuan")*	台灣 Taiwan	506,062,900普通股每股新台幣10元 506,062,900 ordinary shares of NT$10 each	11.61%	5.55%	製造及銷售食品及飲料 Manufacture and sale of foods and beverages
頂正(開曼島)控股有限公司 Tingzheng (Cayman Islands) Holding Corp.	開曼群島 Cayman Islands	34,000,000普通股每股1美元 34,000,000 ordinary shares of US$1 each	40.80%	—	製造及銷售包裝材料 Manufacture and sale of packaging materials
可果美(杭州)食品有限公司* Kagome (Hangzhou) Foods Co., Ltd*	中國 PRC	2,610,000美元／9,000,000美元 US$2,610,000/US$9,000,000	—	29.00%	製造及銷售飲料 Manufacture and sale of beverages

除味全於香港境外上市外，所有聯營公司皆為非上市之公司。

All the associates are unlisted corporate entity, except for Wei Chuan which is a company listed outside Hong Kong.

透過本集團在味全的董事局委任之代表行使重大之影響力，董事認為味全為本集團之聯營公司。

The Group exercises significant influence through representation on the board of directors of Wei Chuan. In the opinion of directors, Wei Chuan is an associate of the Group.

* 該聯營公司並非由馬賽會計師事務所審核。

* These associates are not audited by Mazars CPA Limited.

17. 聯營公司權益 (續) 17. Interests in Associates *(Continued)*

聯營公司財務資料概要如下：

Summary of financial information of associates is as follows:

		2007	2006
		千美元	千美元
		US$'000	US$'000
非流動資產	Non-current assets	**345,728**	349,021
流動資產	Current assets	**237,986**	241,549
非流動負債	Non-current liabilities	**(113,750)**	(122,506)
流動負債	Current liabilities	**(248,552)**	(225,157)
收益	Revenue	**635,598**	611,385
本年度之溢利	Profit for the year	**22,588**	32,919

18. 土地租約溢價 18. Lease Premium for Land

土地租約溢價指位於中國境內之中期租賃土地成本。該成本按租賃期攤銷。於結算日後12個月內應攤銷金額為1,659,000美元(二零零六年：1,482,000美元)已計入預付款項及其它應收款項。

Lease premium for land represents cost paid for medium term leasehold land in the PRC. The cost is amortised over the lease period. The amount to be amortised within the next twelve months after the balance sheet date of US$1,659,000 (2006: US$1,482,000) is included in prepayments and other receivables.

19.可供出售金融資產 19. Available-for-Sale Financial Assets

		2007 千美元 US$'000	2006 千美元 US$'000
非上市證券投資	**Equity investments, unlisted**		
原值	Costs	**11,426**	10,303
減值虧損	Impairment losses	**(7,702)**	—
		3,724	10,303

非上市證券投資在活躍市場並無市場報價，故按成本扣除累計減值虧損列賬。由於其合理公允價值估計範圍較大，及各種估計的概率未能合理確定，以至無法合理釐定其公允價值。

The unlisted equity investments are not stated at fair value but at cost less any accumulated impairment losses because they do not have a quoted market price in an active market. The fair value cannot be measured reliably as the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed.

20.按公允價值列賬及在損益賬處理的金融資產 20. Financial Assets at Fair Value Through Profit or Loss

		2007 千美元 US$'000	2006 千美元 US$'000
持作買賣	Held for trading		
非上市證券投資	Equity investments, unlisted	**1,726**	5,804
於香港上市證券投資	Equity investments listed in Hong Kong	**—**	467
於海外上市證券	Equity investments listed overseas	**7,752**	732
投資債券，非上市	Debt securities, unlisted	**11,961**	25,602
		21,439	32,605

投資債券乃與銀行債券掛鈎的關連產品，其公允值是按最近銀行與其客戶的類似產品交易。

Debt securities are bank's bonds linked product and their fair value is based on recent transactions of similar products between banks and their customers.

21.存貨 21. Inventories

		2007 千美元 US$'000	2006 千美元 US$'000
原材料	Raw materials	**88,119**	61,841
在製品	Work in progress	**5,622**	3,735
製成品	Finished goods	**61,476**	46,379
		155,217	111,955

22.應收賬款 22. Trade Receivables

本集團之銷售大部份為貨到收現，餘下的銷售之信貸期為30至90天。有關應收賬款(扣除壞賬及呆賬減值虧損)之賬齡分析列示如下：

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of trade receivables (net of impairment losses for bad and doubtful debts) as at the balance sheet date is as follows:

		2007 千美元 US$'000	2006 千美元 US$'000
0 - 90天	0 - 90 days	**105,115**	87,742
90天以上	Over 90 days	**9,276**	6,497
		114,391	94,239

本集團之應收賬款包括賬面值11,877,000美元(二零零六年：15,802,000美元)之已過期賬款。這些過期但未減值的應收款項，是指在本集團具有良好紀錄的多名獨立客戶。由於其信譽並無重大變化，其賬款餘額仍被視為可收回的。管理層認為這些賬款並沒有重大的計提減值虧損。本集團並未持有任何與這些賬款相關的抵押品。

Included in the Group's trade receivable balance are debtors with a carrying amount of US$11,877,000 (2006: US$15,802,000) which are past due but not impaired. They relate to a number of independent customers that have a good track record with the Group at the balance sheet date. Management believes that impairment allowance is insignificant in respect of these balances as there has not been a insignificant change in credit quality and the amounts are considered recoverable. The Group does not hold any collateral over these balances.

22. 應收賬款 *(續)*

22. Trade Receivables *(Continued)*

已過期但未減值之應收賬款賬齡：

Ageing of amounts that are past due but not impaired

		2007 千美元 US$'000	2006 千美元 US$'000
已過正常賬齡之應收款項	Balances exceed normal credit period		
過期30天內	Within 30 days	**4,374**	6,061
過期30至90天	30-90 days	**2,886**	5,181
過期超過90天	Over 90 days	**4,617**	4,560
		11,877	15,802

23. 抵押銀行存款

23. Pledged Bank Deposits

3,030,000美元(二零零六年：2,244,000美元)銀行存款已予抵押，作為提供本集團於中國境內之附屬公司因貿易融資的銀行授信之抵押品。

Bank deposits of US$3,030,000 (2006: US$2,244,000) have been pledged as security for general banking facilities and trade finance facilities granted to the subsidiaries in the PRC.

24. 現金及等同現金項目 24. Cash and Cash Equivalents

		2007 千美元 US$'000	2006 千美元 US$'000
銀行結餘及現金	Bank balances and cash	**239,862**	161,676
抵押銀行存款	Pledged bank deposits	**3,030**	2,244
		242,892	163,920

現金及等同現金項目包括下列於本集團以非功能貨幣列值之數額：

Included in cash and cash equivalents are the following amounts denominated in a currency other than the functional currency of the entities to which they relate:

		2007 千元 $'000	2006 千元 $'000
美元	USD	**US$89,227**	US$18,130
歐元	EUROS	**EUR2,615**	EUR334

有關外滙風險的部份，於附註34詳述。

Details of the Group's foreign currency risk discussion are set out in note 34.

25. 應付賬款 25. Trade Payables

應付賬款之賬齡分析列示如下：

The ageing analysis of trade payables as at the balance sheet date is as follows:

		2007 千美元 US$'000	2006 千美元 US$'000
0 - 90天	0 - 90 days	**318,190**	242,801
90天以上	Over 90 days	**15,851**	13,996
		334,041	256,797

26. 有息借貸 26. Interest-Bearing Borrowings

		2007 千美元 US$'000	2006 千美元 US$'000
銀行貸款：	Bank loans:		
一年內	Within one year	**291,481**	239,761
第二年	In the second year	**68,620**	28,320
第三年至第五年（包括首尾兩年）	In the third to fifth years, inclusive	**38,326**	—
		398,427	268,081
被分類為流動負債部份	Portion classified as current liabilities	**(291,481)**	(239,761)
非流動部分	Non-current portion	**106,946**	28,320

實際年利率（即合約利率）為5.6%（二零零六年：5.4%）。

The effective interest rate (which is also the contracted interest rate) is 5.6% (2006: 5.4%) per annum.

按類別劃分之合計貸款賬面值之分析列示如下：

An analysis of the carrying amounts of the Group's total borrowings by type is as follows:

		2007 千美元 US$'000	2006 千美元 US$'000
固定利率	At fixed rates	**248,413**	169,332
浮動利率	At floating rates	**150,014**	98,749
		398,427	268,081

將以非功能貨幣償還的有息借貸，其金額為：

Interest-bearing borrowing that will be settled in a currency other than the functional currency of the entities amounted to:

		2007 千元 '000	2006 千元 '000
美元	USD	**US$128,807**	US$145,621
歐元	EUROS	**EUR48,523**	EUR26,299

有關外滙風險的部份，於附註34詳述。

Details of the Group's foreign currency risk discussion are set out in note 34.

27. 員工福利責任

27. Employee Benefit Obligations

退休計劃

Pension schemes

本集團為所有中國僱員參加由中國各地方政府組織的界定供款計劃。據此本集團需每月向此等計劃按僱員薪資額之指定百分比作出供款。本集團除支付上述每月的供款外，不必負責支付員工退休時及其後之福利。

The Group has participated in defined contribution plans organised by the relevant local government authorities in the PRC for all PRC employees whereby the Group is required to make monthly contributions to these plans at certain percentage of the relevant portion of the payroll of these employees to the pension scheme to fund the benefits. The Group has no obligation for the payment of retirement and other post-retirement benefits for the PRC employees other than the monthly contributions described above.

本集團亦為所有台灣僱員提供界定福利計劃。此退休金責任之計算是以僱員服務年期及最後六個月的平均薪資為基礎。此計劃的供款金額是根據獨立精算師美商惠悅企業管理顧問股份有限公司台灣分公司(「惠悅」)之建議而釐訂。最新之精算評估是由惠悅於二零零七年十二月三十一日以預計單位給付成本法進行。

The Group has defined benefit plans for all Taiwan employees. Pension obligation is provided based on the length of service and average monthly salary for the final six months of employment. The contributions made by the Group during the year were calculated based on advice from Messrs. Watson Wyatt, Taiwan Branch ("Watson Wyatt"), independent actuaries and consultants. The latest actuarial valuation was performed by Watson Wyatt as at 31 December 2007 using the projected unit credit method.

		2007 **千美元** ***US$'000***	2006 千美元 *US$'000*
非供款責任現值	Present value of unfunded obligations	**7,893**	6,885

		2007 **千美元** ***US$'000***	2006 千美元 *US$'000*
認列於資產負債表中界定福利責任的變動：	Movement in the defined benefit obligations recognised in the balance sheet:		
於年初	At beginning of year	**6,885**	5,793
本年淨開支	Net expense for the year	**1,008**	1,092
於結算日	At balance sheet date	**7,893**	6,885

27. 員工福利責任 (續) 27. Employee Benefit Obligations (Continued)

退休計劃 (續) **Pension schemes** (Continued)

		2007 千美元 US$'000	2006 千美元 US$'000
認列於收益表中界定福利責任的變動：	Total amount of expense recognised in the income statement:		
現時服務成本	Current service cost	**842**	893
利息成本	Interest cost	**166**	196
淨精算損失確認	Net actuarial losses recognised	**—**	3
本年度淨開支（已包括於行政費用）	Net expense for the year included in administrative expenses	**1,008**	1,092

入賬的主要考慮因素為： The principal assumptions used for accounting purposes were:

		2007 %	2006 %
折現率	Discount rate	**2.50**	2.25
預期薪酬升幅	Expected rate of salary increases	**3.00**	3.00

本年度及去年之金額如下： Amount for the current and previous year are as follow:

		2007 千美元 US$'000	2006 千美元 US$'000
員工福利責任現值	Present value of the defined benefit obligations	**7,893**	6,885
計劃負債之經驗調整	Experience adjustments arising on plan liabilities	**735**	473

28. 遞延稅項 28. Deferred Taxation

		2007 千美元 US$'000	2006 千美元 US$'000
於年初	At beginning of year	**2,710**	(1,437)
計入收益表內	Income statement charge	**2,269**	(1,273)
於結算日	**At the balance sheet date**	**4,979**	(2,710)

遞延稅項資產(負債)之確認 Recognised deferred tax assets (liabilities)

		2007 資產 Assets 千美元 US$'000	2007 負債 Liabilities 千美元 US$'000	2006 資產 Assets 千美元 US$'000	2006 負債 Liabilities 千美元 US$'000
加速稅務折舊	Accelerated depreciation allowance	**—**	**(14,000)**	—	(12,639)
減速稅務折舊	Decelerated depreciation allowance	**3,365**	**—**	2,879	—
減值虧損	Impairment losses	**1,201**	**—**	1,226	—
準備	Provisions	**1,109**	**—**	2,531	—
其他	Others	**8,995**	**(5,649)**	4,421	(1,128)
遞延稅項資產(負債)	Deferred tax assets (liabilities)	**14,670**	**(19,649)**	11,057	(13,767)
遞延稅項資產(負債)沖減	Offset deferred tax assets (liabilities)	**(9,291)**	**9,291**	(5,678)	5,678
淨稅項資產(負債)	**Net tax assets (liabilities)**	**5,379**	**(10,358)**	5,379	(8,089)

本集團並未確認遞延稅項資產源於稅務虧損45,504,000美元(二零零六年：82,332,000美元)。根據現有稅務條例，如往後無足夠收益作為抵扣，以上稅務虧損將從產生日起之未來五年陸續過期。

The Group has not recognised deferred tax assets in respect of tax losses of US$45,504,000 (2006: US$82,332,000). The tax losses will expire if they are not utilised to set off against the income within five years from the year in which they arose under the current tax legislation.

29. 發行股本 29. Issued Capital

		2007		2006	
		股份數目 **No. of shares**	千美元 **US$'000**	股份數目 No. of shares	千美元 US$'000
法定：	Authorised:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**7,000,000,000**	**35,000**	7,000,000,000	35,000
已發行及繳足：	Issued and fully paid:				
每股0.005美元之普通股	Ordinary shares of US$0.005 each	**5,588,705,360**	**27,943**	5,588,705,360	27,943

30. 股本及儲備

30. Capital and Reserves

		本公司股東應佔儲備 Attributable to equity holders of the Company								
		發行股本 Issued capital 千美元 US$'000	股份購回儲備 Capital redemption reserve 千美元 US$'000	股份溢價 Share premium 千美元 US$'000	外幣換算儲備 Exchange translation reserve 千美元 US$'000	一般儲備 General reserve 千美元 US$'000	資本儲備 Retained profits 美元 US$'000	總額 Total 千美元 US$'000	少數股東保留溢利 Minority interests 千美元 US$'000	股本及儲備 Capital and reserves 千美元 US$'000
於二零零六年一月一日	**At 1 January 2006**	27,943	36	332,478	14,626	87,593	409,306	844,039	138,391	1,010,373
滙兑差額	Exchange translation difference	—	—	—	22,093	—	—	22,093	6,015	28,108
轉撥往一般儲備	Transfer to general reserve	—	—	—	—	21,128	(21,128)	—	—	—
二零零六年溢利	Profit for 2006	—	—	—	—	—	148,925	148,925	63,909	212,834
已付二零零五年末期股息	2005 final dividend paid	—	—	—	—	—	(69,859)	(69,859)	(23,668)	(93,527)
已付二零零五年特別股息	2005 special dividend paid	—	—	—	—	—	(59,799)	(59,799)	—	(59,799)
於二零零六年十二月三十一日	At 31 December 2006	27,943	36	332,478	36,719	108,721	407,445	885,399	184,647	1,097,989
說明：	Representing:									
二零零六年擬派特別股息	2006 special dividend proposed							59,799		
二零零六年擬派末期股息	2006 final dividend proposed							77,124		
儲備	Other reserves							748,476		
								885,399		
於二零零七年一月一日	**At 1 January 2007**	27,943	36	332,478	36,719	108,721	407,445	885,399	184,647	1,097,989
滙兑差額	Exchange translation difference	—	—	—	56,405	—	—	56,405	17,168	73,573
轉撥往一般儲備	Transfer to general reserve	—	—	—	—	27,240	(27,240)	—	—	—
二零零七年溢利	Profit for 2007	—	—	—	—	—	194,837	194,837	86,111	280,948
已付二零零六年末期股息	2006 final dividend paid	—	—	—	—	—	(77,124)	(77,124)	(33,892)	(111,016)
已付二零零六年特別股息	2006 special dividend paid	—	—	—	—	—	(59,799)	(59,799)	—	(59,799)
於二零零七年十二月三十一日	**At 31 December 2007**	27,943	36	332,478	93,124	135,961	438,119	999,718	254,034	1,281,695
說明	Representing:									
二零零七年擬派特別股息	2007 special dividend proposed							59,799		
二零零七年擬派末期股息	2007 final dividend proposed							90,537		
儲備	Other reserves							849,382		
								999,718		

本集團之保留溢利包括本集團聯營公司之累計溢利9,593,000美元（二零零六年：8,056,000美元）。

The retained profits of the Group include profits of US$9,593,000 (2006: US$8,056,000) accumulated by associates of the Group.

30. 股本及儲備 (續)

股份贖回儲備

股份贖回儲備乃根據開曼群島之公司法有關回購及註銷本公司股份之條款而設立。

股份溢價

股份溢價賬之應用是根據開曼群島公司法之規定。

在符合公司章程規定之情況下，本公司之股份溢價可被分派予股東，惟本公司於分派後須仍有能力償還在日常業務中到期繳付之債務。據此，本公司於二零零六年十二月三十一日之可供分派儲備為558,805,000美元（二零零六年：598,729,000美元）。

外匯換算儲備

外幣換算儲備之設立及處理乃根據本公司有關外幣換算之會計政策。

一般儲備

根據中國有關規例，中國附屬公司須將一筆不少於其除稅後溢利(按照中國會計規例編製有關中國附屬公司之法定賬目內呈列)10%之款項轉撥往一般儲備。倘一般儲備之總額達有關中國附屬公司註冊股本之50%時，該公司可毋須再作任何轉撥。

30. Capital and Reserves *(Continued)*

Capital redemption reserve

Capital redemption reserve has been set up in accordance with the provisions of the Companies Law of the Cayman Islands on repurchases and cancellations of the Company's own shares.

Share premium

The application of the share premium account is governed by the Companies Law of the Cayman Islands.

Share premium of the Company is distributable to shareholders subject to the provisions of the Company's Memorandum and Articles of Association and provided that immediately following the distribution the Company is able to pay its debts as they fall due in the ordinary course of business. Accordingly, the Company's distributable reserves as at 31 December 2007 amounted to US$558,805,000 (2006: US$598,729,000).

Exchange translation reserve

The exchange translation reserve has been set up and are dealt with in accordance with the accounting policies adopted for foreign currency translation.

General reserve

In accordance with the relevant PRC regulations, the PRC subsidiaries are required to appropriate to the general reserve an amount not less than 10% of the amount of profit after taxation (as reported in the respective statutory financial statements of the PRC subsidiaries prepared in accordance with PRC accounting regulations). If the accumulated total of the general reserve reaches 50% of the registered capital of the respective PRC subsidiaries, the enterprise may not be required to make any further appropriation.

31. 經營業務所得現金 31. Cash Generated From Operations

		2007 千美元 US$'000	2006 千美元 US$'000
除稅前溢利	Profit before taxation	**317,239**	236,731
利息費用	Interest expenses	**19,418**	10,856
利息收入	Interest income	**(10,051)**	(5,015)
折舊	Depreciation	**147,774**	106,902
土地租約溢價之攤銷	Amortisation on lease premium for land	**2,256**	1,626
無形資產之攤銷	Amortisation on intangible assets	**1,670**	1,932
出售物業、機器及設備之虧損(收益)	Loss (Gain) on disposal of property, plant and equipment	**6,566**	(1,586)
出售土地租約溢價之虧損	Loss on disposal of lease premium for land	**—**	203
物業、機器及設備減值虧損	Impairment loss of property, plant and equipment	**3,241**	17,188
可供出售金融資產之減值虧損	Impairment loss on available-for-sale financial assets	**7,702**	—
應佔聯營公司業績	Share of results of associates	**(8,074)**	(6,860)
出售聯營公司部份權益之收益	Gain on disposal of partial interests in an associate	**—**	(938)
出售聯營公司之收益	Gain on disposal of an associate	**(6,812)**	—
出售按公允價值列賬及在損益賬處理的金融資產之收益	Gain on disposal of financial assets at fair value through profit or loss	**(62)**	—
滙率變動之影響	Effect on exchange rate changes	**430**	2,823
聯營公司淨墊付之(增加)減少	Net advances (to) from associates	**(5,421)**	19,035
持有按公允價值列賬及在損益賬處理的金融資產之已變現及未變現收益	Realised and unrealised gain on financial assets at fair value through profit or loss	**(494)**	(4,893)
存貨之增加	Increase in inventories	**(35,469)**	(7,035)
應收帳款之增加	Increase in trade receivables	**(13,592)**	(6,873)
預付款項及其他應收款項之增加	Increase in prepayments and other receivables	**(32,143)**	(218)
應付帳款之增加	Increase in trade payables	**59,368**	38,843
其他應付款項之增加	Increase in other payables	**62,723**	30,456
客戶預付款項之增加	Increase in advance payments from customers	**23,394**	1,760
其他非流動應付款項之減少	Decrease in other non-current payables	**(483)**	(4,870)
非供款員工福利責任現值之增加	Increase in present value of unfunded employee benefit obligations	**1,008**	1,092
經營業務所得現金	**Cash generated from operations**	**540,188**	431,159

32. 與有關連人士之交易

除於本賬目其他部份披露之交易及餘額以外，以下乃本集團與有關連人士進行之重大交易概要，此等交易乃於本集團之日常業務中進行。

32. Related Party Transactions

In addition to the transactions and balances disclosed elsewhere in the financial statements, the Group entered into the following material related party transactions in the ordinary course of the Group's business.

		2007 **千美元** ***US$'000***	2006 千美元 *US$'000*
向下列人物支付薪金及其他短期僱員福利：	**Salaries and other short-term employee benefits paid to:**		
主要管理人員，並不包括附註10所披露之董事酬金	Key management personnel, excluding amounts paid to the Company's directors as disclosed in note 10	**2,437**	2,203
向下列公司出售貨品：	**Sales of goods to:**		
聯營公司	Associates	**1,307**	8,168
本公司若干主要股東所控制之公司	Companies under common control by a substantial shareholder of the Company	**1,894**	10,158
本公司董事所控制之公司	Company under common control by a director of the Company	**11,671**	—
向下列公司購買貨品：	**Purchases of goods from:**		
聯營公司	Associates	**273,618**	214,096
本公司若干主要股東所控制之公司	Company under common control by a substantial shareholder of the Company	**19,638**	15,054
本公司若干少數股東之控股公司	Holding companies of a minority shareholder of subsidiaries of the Company	**1,789**	1,603
向下列公司收取加工費用：	**Processing charges by:**		
聯營公司	An associate	**—**	937
本公司若干主要股東所控制之公司	Company under common control by a substantial shareholder of the Company	**2,010**	1,380
本公司少數股東之控股公司	Holding companies of a minority shareholder of subsidiaries of the Company	**989**	—
向下列公司收取佣金：	**Commission charges from:**		
聯營公司	An associate	**12,038**	13,662

32. 與有關連人士之交易 (續)

於二零零七年十二月三十一日，本公司之聯營公司及由本公司若干少數股東控股之公司向本集團提供銀行信貸之擔保分別為4,320,000美元及17,530,000美元（二零零六年：7,050,000美元及83,568,000美元）。

於出售貨品及收取加工費用中，1,890,000美元及2,010,000美元(二零零六年：10,158,000美元及1,380,000美元)為持續關連交易，就此交易，公司已遵守上市規則第14A章的披露規定。

32. Related Party Transactions *(Continued)*

As of 31 December 2007, an associate and the holding companies of a minority shareholder of subsidiaries of the Company have provided guarantees to the Group's bankers for US$4,320,000 and US$17,530,000 respectively (2006: US$7,050,000 and US$83,568,000) for securing banking facilities granted to the Group.

Sales and processing charges amounts of US$1,894,000 and US$2,010,000 (2006: US$10,158,000 and US$1,380,000) respectively are continuing connected transactions, and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules in relation thereto.

33. 資本管理

本集團管理資本的目標是保障本集團能夠持續經營，從而為股東提供回報及其他利益相關者提供利益。

本集團根據經濟狀況的改變，透過有效地運用債務及平衡股東權益，積極地定期檢討及管理資本架構。此外，本集團也會考慮市場上現行的借款利率、日後的資本開支及投資機會。本集團此管理政策與二零零六年一致。

本集團透過負債資產比率來監控資本(包括各項權益)，負債資產比率的計算方法是以淨負債作為本集團股東溢利的比率。

33. Capital Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Group actively and regularly reviews and manages its capital structure through the optimization of the debt and equity balance and makes adjustments to capital structure according to changes in economic conditions for achieving its objectives. Changing of borrowing rate in the market, future capital expenditures and investment opportunities are taken into consideration. The Group's strategy remains unchanged from 2006.

The Group monitors its capital, which comprises all equity components, using a gearing ratio which is calculated on the basis of net debt as a ratio of the Group's shareholders equity.

34.金融風險因素

本集團經營活動面臨市場風險(包括外滙風險、價格風險和利率風險)、信貸風險和流動資金風險。為降低本集團金融風險，董事會採用一系列保守的風險管理對策。董事會檢討並同意採用風險管理對策如下：

外滙風險

本集團的功能貨幣為人民幣，因多數之交易也在中國發生。本集團向海外供應商購買機器、原材料和部份之銀行借貸也以外幣結算。本集團在適當時候採用外匯合約以降底外匯風險。

於二零零六年十二月三十一日及二零零七年十二月三十一日，本集團以外幣(主要為美元及歐元)計值的銀行結餘及借款詳情載於附註24及26。

於結算日，本集團管理層對於外幣匯率在可預見的未來的變動情況作出謹慎的預測，預期歐元將繼續走強，在未來的一年內，歐元／人民幣將下降約4%(2006：上升4%)，而美元／人民幣預期下降約11%(2006：7%)。倘所有其他變量保持不變，此預計之利率變動將會影響本集團之本年度溢利及保留溢利增加約美元6,130,000(2006：美元6,631,000)。

股票價格風險

本集團持有之買賣投資及可供出售金融資產分別以公允價值及原值扣除減值虧損計量。故本集團面臨股本價格風險。管理層持續監察市場狀況及被投資公司財務狀況的變動以管理此風險。於結算日，本集團並無股票價格風險。

34. Financial Risk Management

The Group's activities and operations expose it to market risk (including foreign currency risk, equity price risk and interest rate risk), credit risk and liquidity risk. The board of directors generally adopts conservative strategies on its risks management and limits the Group's exposure to these risks to a minimum. The board of directors reviews and agrees policies for managing each of these risks and they are summarised below:

Foreign currency risk

The Group's functional currency is RMB since most of the transactions take place in the PRC. Foreign currency risk is arising from its purchases of machinery and raw materials from overseas suppliers and its borrowings denominated in foreign currencies. The Group enters into currency option contracts to reduce foreign exchange risk, if appropriate.

Details of the Group's bank balances and borrowings denominated in foreign currencies, mainly in USD and EURO as at 31 December 2006 and 2007 are set out in notes 24 and 26 respectively.

At balance sheet date, the management reasonably estimated the exchange rate of EUR will be continuously strong. It is estimated by management that EUR/RMB will be weakened by 4% (2006: strengthened by 4%) and US$/RMB weakened by 11% (2006: 7%) in the near future. The estimated change in foreign exchange rates, with all other variables held constant, would increase the group's profit after tax and retained profits by approximately US$6,130,000 (2006:US$6,631,000).

Equity price risk

The Group's held for trading investments are measured at fair value and the available-for-sale financial assets are measured at cost less impairment losses. Therefore, the Group is exposed to equity price risk. The management manages this exposure by on-going monitoring of changes in the market condition and financial condition of the investee companies. At the balance sheet date, the Group had no significant equity price risk.

34. 金融風險因素 *(續)*

利率風險

本集團主要面對的利率風險是來自銀行借貸，所取得的浮動利率貸款令本集團面對現金流量利率風險，而固定利率貸款則帶來公平評價利率風險。本集團管理利息成本的政策是採取定息和浮息組成之貸款組合，並維持62%之貸款為定息貸款。

於結算日，本集團管理層對於借款利率在可預見的未來的變動情況作出謹慎的預測，預期美元／外幣貸款利率將繼續下滑約20點子左右，而人民幣一年期貸款利率則會持續加息約9.6點子左右。倘所有其他變量保持不變，此預計之利率變動將會影響本集團之本年度溢利及保留溢利增加約美元276,000(2006：美元894,000)。

信貸風險

本集團的信貸風險主要來自於應收帳款及其他應收帳款，集團管理層已設立了針對應收帳款及其他應收帳款的信用審批制度與政策，當客戶要求之信用金額超過一般標準時，需進行特別審批程序。

於結算日，本集團並無重大的集中信貸風險，其最大之信貸風險主要來自資產負債表內各金融資產之賬面值。

流動資金風險

本集團針對於流動資金風險管理之目標為擁有足夠現金儲備以及維持充裕之已承諾信貸融資額度。並且，本集團定期監察現在及預期之流動資金需求，尤其在資本開支及預付價項等方面的資金需求。於結算日及可預見的未來，董事預期本集團並無流動資金風險。

34. Financial Risk Management *(Continued)*

Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long-term borrowings with floating interest rates. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts. The Group's strategy of maintaining more than 62% of its borrowings are at a fixed rate of interest remains unchanged.

At balance sheet date, it is estimated by management if a general decrease of 20 basis points and increase of 9.6 basis point in bank borrowings of USD / foreign currency and short-term bank borrowings in RMB in the near future, the estimated change in interest rate, with all other variables held constant, would increase the group's profit for the year and retained profits by approximately US$276,000 (2006:US$894,000).

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Specific policy and procedures have been decided by management to assess the credit risk of trade and other receivable. Individual credit evaluations are performed on all customers requiring credit over a certain amount.

At the balance sheet date, the Group had no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Liquidity risk

The Group's objectives when managing liquidity risk are to maintain sufficiency reserves of cash and adequate committed credit facilities to the Group. Also, the Group's policy is to regularly monitor current and expected liquidity requirements, in particular relating to capital expenditure and repayments of debts. At balance sheet date, the board of directors expected that Group had no significant liquidity risk in the near future.

34. 金融風險因素 (續) 34. Financial Risk Management *(Continued)*

流動資金風險 *(續)* Liquidity risk *(Continued)*

本集團之金融負債於結算日至合約到期日之餘下期間按合約未貼現現金流量列示如下：

The maturity profile of the Group's financial liabilities at the balance sheet date based on contractual undiscounted payments are summarised below:

		一年內或按要求還款 Within 1 year or on demand US$'000	一年以上但在兩年內 More than 1 year but less than 2 years US$'000	兩年以上但在五年內 More than 2 years but less than 5 years US$'000	五年以上 More than 5 years US$'000	合計 Total US$'000
於二零零六年十二月三十一日	Year ended 31 December 2006					
應付聯營公司款項	Due to associates	63,109	—	—	—	63,109
應付賬款	Trade payables	256,797	—	—	—	256,797
其他應付款項	Other payables	173,466	—	—	—	173,466
有息借貸	Interest bearing borrowings	245,550	29,446	—	—	274,996
其他非流動應付款項	Other non-current payables	669	670	2,006	668	4,013
		739,591	30,116	2,006	668	772,381

34. 金融風險因素 (續) 34. Financial Risk Management *(Continued)*

流動資金風險 (續) Liquidity risk *(Continued)*

		一年內或按要求還款 Within 1 year or on demand US$'000	一年以上但在兩年內 More than 1 year but less than 2 years US$'000	兩年以上但在五年內 More than 2 years but less than 5 years US$'000	五年以上 More than 5 years US$'000	合計 Total US$'000
於二零零七年十二月三十一日	**Year ended 31 December 2007**					
應付聯營公司款項	Due to associates	**50,355**	**–**	**–**	**–**	**50,355**
應付賬款	Trade payables	**334,041**	**–**	**–**	**–**	**334,041**
其他應付款項	Other payables	**248,264**	**–**	**–**	**–**	**248,264**
有息借貸	Interest bearing borrowings	**302,905**	**66,560**	**45,324**	**–**	**414,789**
其他非流動應付款項	Other non-current payables	**715**	**716**	**2,145**	**–**	**3,576**
		936,280	**67,276**	**47,469**	**–**	**1,051,025**

公允價值

董事認為金融工具之賬面值與其公允價值相若，故此將不會披露該金融工具之公允價值。

Fair value

In the opinion of the directors, the carrying amounts of financial instruments approximated their fair values, and accordingly no disclosure of the fair values of these items is presented.

35. 承擔

35. Commitments

(a) 資本承擔

(a) Capital commitments

		2007 千美元 US$'000	2006 千美元 US$'000
已訂約但未撥備	Contracted but not provided for	**196,008**	137,601

(b) 營運租約承擔

(b) Commitments under operating leases

於結算日，根據不可撤銷之經營租約，本集團未來最低租賃付款總額列示如下：

At the balance sheet date, the Group had total future minimum lease payments under non-cancellable operating leases, which are payable as follows:

		2007 千美元 US$'000	2006 千美元 US$'000
一年內	Within one year	**10,369**	7,640
於第二年至第五年屆滿（包括首尾兩年）	In the second to fifth years inclusive	**20,570**	16,523
五年以後	After five years	**4,301**	6,736
		35,240	30,899

上述經營租約包括向本集團的聯營公司租賃若干物業，為期二十五年。上述租賃承擔，只包括對未來基本租金的有關承擔，並不包括參考某些消費指數而定之應付額外租金（如有）的承擔。藏於租賃合同的租金調整附帶內的衍生工具不分開處理，因此合同評定與主合約有密切關係。

The above operating leases include a lease from the Group's associate of certain property for a period of 25 years. The lease commitments above include only the related commitments for future basic rentals and do not include commitments for additional rental payable, if any, by reference to certain consumer index. The contingent rental adjustment represents embedded derivatives in the lease contracts, which have not been separately accounted for as they are considered as closely related to the host lease contracts.

36. 結算日後事項

36. Post Balance Sheet Events

於二零零八年三月二十日之股東特別大會上，各股東已同意採納購股權計劃（「購股權計劃」）。本公司目前並無任何購股權計劃。購股權計劃旨在讓本公司向選定合資格參與者授出購股權作為彼等對本集團之貢獻或潛在貢獻之激勵或回報。

A share option scheme was adopted by the shareholders of the Company at the extraordinary general meeting of the Company held on 20 March 2008 (the "Share Option Scheme"). The Company currently has no share option scheme in place. The purpose of the Share Option Scheme is to enable the Company to grant options to selected eligible participants as incentives or rewards for their contribution or potential contribution to the Group.

37. 主要附屬公司 37. Principal Subsidiaries

主要附屬公司表列如下：

Details of the principal subsidiaries are as follows:

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
天津頂益國際食品有限公司 Tianjin Tingyi International Food Co., Ltd.	中國 PRC	US$66,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
廣州頂益食品有限公司 Guangzhou Tingyi Food Co., Ltd.	中國 PRC	US$31,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
杭州頂益食品有限公司 Hangzhou Tingyi Food Co., Ltd.	中國 PRC	US$39,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
康師傅(杭州)方便食品有限公司 Master Kong (Hangzhou) Convenient Food Co., Ltd.	中國 PRC	US$20,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
重慶頂益食品有限公司 Chongqing Tingyi Food Co., Ltd.	中國 PRC	US$22,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
瀋陽頂益食品有限公司 Shen Yang Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
武漢頂益食品有限公司 Wuhan Tingyi Food Co., Ltd.	中國 PRC	US$17,800,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
西安頂益食品有限公司 Xian Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

37.主要附屬公司 (續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
青島頂益食品有限公司 Qingdao Tingyi Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
哈爾濱頂益食品有限公司 Harbin Tingyi Food Co., Ltd.	中國 PRC	US$11,200,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
福建頂益食品有限公司 Fujian Tingyi Food Co., Ltd.	中國 PRC	US$4,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
* 新疆頂益食品有限公司 Xinjiang Tingyi Food Co., Ltd.	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
* 南京頂益食品有限公司 NanJing Tingyi Food Co., Ltd	中國 PRC	US$14,000,000/ US$2,800,500	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
台灣康師傅食品股份有限公司	台灣 Taiwan	50,000,000普通股 每股NT$10 50,000,000 ordinary shares of NT$10 each/ NT$500,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
成都頂益食品有限公司 Cheng Du Tingyi Food Co., Ltd.	中國 PRC	US$17,000,000/ US$3,940,188	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
河北一碗香食品有限公司	中國 PRC	RMB187,500,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles

37. 主要附屬公司 (續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
*昆明頂益食品有限公司 Master Kong (Kunming) Convenient Food Co., Ltd.	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacture and sale of instant noodles
天津頂育國際食品有限公司 Tianjin Tingyu International Food Co., Ltd.	中國 PRC	US$6,000,000	100%	—	製造及銷售方便麵 Manufacture and sale of instant noodles
*康師傅(瀋陽)方便食品有限公司 Master Kong (Shenyang) Convenient Food Co., Ltd.	中國 PRC	US$6,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
福滿多投資有限公司	中國 PRC	US$30,000,000	—	100%	投資控股 Investment holding
*淮安福滿多食品有限公司 Huaian Fumanduo Food Co., Ltd	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
眉山福滿多食品有限公司 Meishan Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*長沙福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*鄭州福滿多食品有限公司	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
*蘭州福滿多食品有限公司 Lanzhou Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles

37.主要附屬公司 *(續)*　37. Principal Subsidiaries *(Continued)*

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	間接 Indirectly	主要業務 Principal activity
* 重慶福滿多食品有限公司 Chongqing Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 咸陽福滿多食品有限公司 Xianyang Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 新疆福滿多食品有限公司 Xinjiang Fumanduo Food Co., Ltd.	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 河北福滿多食品有限公司 Hebei Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 哈爾濱福滿多食品有限公司	中國 PRC	US$3,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 濟南福滿多食品有限公司 Jinan Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
* 東莞福滿多食品有限公司 Dongguan Fumanduo Food Co., Ltd.	中國 PRC	US$5,000,000	—	100%	製造及銷售方便麵 Manufacturing and sale of instant noodles
康師傅方便食品(BVI)有限公司 Master Kong Instant Foods (BVI) Co., Ltd	英屬處女群島 British Virgin Islands ("BVI")	50,000普通股 每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding

37. 主要附屬公司(續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
康師傅糕餅(BVI)有限公司 Master Kong Bakery (BVI) Co., Ltd.	英屬處女群島 BVI	50,000普通股每股US$1 50,000 ordinary shares at US$1 each/ US$1	100%	—	投資控股 Investment holding
天津龜田食品有限公司 Tianjin Kameda Food Co., Ltd.	中國 PRC	US$6,000,000	—	50%	製造及銷售米餅產品 Manufacture and sale of rice crackers
天津頂園食品有限公司 Tianjin Tingyuan Food Co., Ltd.	中國 PRC	US$37,000,000/ US$34,590,572	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
廣州頂園食品有限公司 Guangzhou Tingyuan Food Co., Ltd.	中國 PRC	US$22,000,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
杭州頂園食品有限公司 Hangzhou Ting Yuan Food Co., Ltd.	中國 PRC	US$18,400,000	100%	—	製造及銷售糕餅產品 Manufacture and sale of bakery products
康師傅飲品(BVI)有限公司 Master Kong Beverages (BVI) Co., Ltd	英屬處女群島 BVI	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	—	投資控股 Investment holding
康師傅飲品控股有限公司 Tingyi-Asahi-Itochu Beverages Holding Co. Ltd.	開曼群島 Cayman Islands	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$10,001	—	50.01%	投資控股 Investment holding

37. 主要附屬公司 (續) 37. Principal Subsidiaries *(Continued)*

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
* 天津頂津食品有限公司 Tianjin Tingjin Food Co., Ltd.	中國 PRC	US$32,340,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
廣州頂津食品有限公司 Guangzhou Tingjin Food Co., Ltd.	中國 PRC	US$20,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(廣州)飲品有限公司 Master Kong (Guangzhou) Beverage Co., Ltd.	中國 PRC	US$14,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 杭州頂津食品有限公司 Hangzhou Tingjin Food Co., Ltd.	中國 PRC	US$38,100,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(杭州)飲品有限公司 Master Kong (Hangzhou) Beverage Co., Ltd	中國 PRC	US$21,350,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
西安頂津食品有限公司 Xi'an Tingjin Food Co., Ltd.	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 武漢頂津食品有限公司 Wuhan Tingjin Food Co., Ltd.	中國 PRC	US$31,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
重慶頂津食品有限公司 Chongqing Tingjin Food Co., Ltd	中國 PRC	US$20,000,000/ US$17,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

37. 主要附屬公司 (續) 37. Principal Subsidiaries *(Continued)*

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
瀋陽頂津食品有限公司 Shenyang Tingjin Food Co., Ltd.	中國 PRC	US$17,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
青島頂津食品有限公司 Qingdao Tingjin Food Co., Ltd.	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
福建頂津食品有限公司 Fujian Tingjin Food Co., Ltd.	中國 PRC	US$13,700,000/ US$13,340,390	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 哈爾濱頂津食品有限公司	中國 PRC	US$12,000,000/ US$9,400,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 新疆頂津食品有限公司	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 昆明頂津食品有限公司 Kunming Dingjin Food Co., Ltd.	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 鄭州頂津食品有限公司 Zhengzhou Tingjin Food Co., Ltd	中國 PRC	US$18,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 蘭州頂津食品有限公司 Lan Zhou Tingjin Food Co., Ltd.	中國 PRC	US$10,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(瀋陽)飲品有限公司	中國 PRC	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages

37. 主要附屬公司 (續) 37. Principal Subsidiaries *(Continued)*

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
* 康師傅(西安)飲品有限公司 Master Kong (Xi'an) Beverage Co., Ltd	中國 PRC	US$28,500,000/ US$25,106,250	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(天津)飲品有限公司 Master Kong (Tianjin) Beverage Co., Ltd	中國 PRC	US$20,500,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 南京頂津食品有限公司 Nanjin Tingjin Food Co., Ltd.	中國 PRC	US$5,000,000/ US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(吉林)長白山飲品有限公司 Master Kong (Jilin) The Changbai Mountain Beverage Co., Ltd.	中國 PRC	US$5,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 揚州頂津食品有限公司 Yangzhou Dingjin Food Co., Ltd.	中國 PRC	US$28,500,000/ US$12,600,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 康師傅(杭州)千島湖飲品有限公司 Master Kong (Hangzhou) Qiandaohu Beverages Co., Ltd.	中國	US$12,000,000/ US$950,029	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 廣州頂津飲品有限公司 Guangzhou Ting-Jin Beverage Co Ltd	中國 PRC	US$28,000,000/ US$22,050,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
* 天津頂津飲品有限公司 Tianjin Tingjin Beverage Co., Ltd	中國	US$12,000,000	—	50.01%	製造及銷售飲品 Manufacture and sale of beverages
味全(安吉)乳品專業牧場有限公司	中國 PRC	US$2,100,000	100%	—	製造及銷售奶類飲品 Manufacture and sale of milk products

37. 主要附屬公司 (續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
杭州味全食品有限公司 Hangzhou Wei Chuan Foods Co., Ltd.	中國 PRC	US$12,600,000	100%	—	製造及銷售飲品 Manufacture and sale of beverages
廣州味全食品有限公司 Guangzhou Wei-Chuan Food Co., Ltd	中國 PRC	US$8,000,000/ US$1,200,000	100%	—	尚未開始業務經營 Not yet commenced business
天津頂峰澱粉開發有限公司 Tianjin Ting Fung Starch Development Co., Ltd.	中國 PRC	US$11,000,000	51%	—	製造及銷售改良馬鈴薯澱物及調味品 Manufacture and sale of modified potato starch and seasoning flavours
頂益(英屬處女島)國際有限公司 Tingyi (BVI) Int'l Co., Ltd.	英屬處女群島 British Virgin Islands	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$50,000	100%	—	本集團之採購代理 Purchasing and sales agent for the Group
康師傅(香港)貿易有限公司 Master Kong (HK) Trading Company Limited	香港 HK	HK$10,000/ HK$2	100%	—	本集團之產品代理及貿易 Agent and trading of products for the Group
興化頂芳脫水食品有限公司 Xinghua Dinfang Dehydrate Foods Co., Ltd.	中國 PRC	US$8,600,000	100%	—	製造及銷售脫水蔬菜 Manufacture and sale of dehydrated vegetables
天津頂嘉機械有限公司 Tian Jin Ting Jia Machinery Co., Ltd.	中國 PRC	US$2,100,000	100%	—	保養及維修廠房及機械 Installation and maintenance of plant and machinery
天津頂育諮詢有限公司 Tianjin Tingyu Consulting Co., Ltd.	中國 PRC	US$200,000	100%	—	提供管理服務 Provision of management services

37. 主要附屬公司 (續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/ operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
天津頂全物業管理有限公司 Tianjin Tingquan Properties Management Co., Ltd.	中國 PRC	US$210,000	100%	—	提供物業管理及相關之顧問服務 Provision of property management and related consultancy services
天津頂雅房地產開發有限公司 Tianjin Dingya Property Development Co., Ltd.	中國 PRC	US$2,100,000	100%	—	物業投資 Property development
* 廣州頂雅房地產開發有限公司 Guangzhou Dingya Real Estate Development Co., Ltd	中國 PRC	US$1,980,676	38%	62%	物業投資 Property development
天津頂新國際工程顧問有限公司 Tianjin Tingxin International Engineering Consultant Co., Ltd.	中國 PRC	US$1,700,000	100%	—	提供工程顧問及研究服務 Provision of engineering related consultancy and research service
頂通(BVI)有限公司 Tingtong (BVI) Limited	英屬處女群島 BVI	50,000普通股每股US$1 50,000 ordinary shares of US$1 each/ US$1,000	100%	—	投資控股 Investment holding
頂通(開曼島)控股有限公司 Tingtong (Cayman Islands) Holding Corp.	開曼群島 Cayman Islands	15,000,000普通股每股US$1 15,000,000 ordinary shares of US$1 each/ US$2,118,334	—	50.01%	投資控股 Investment holding
* 上海頂通物流有限公司 Shanghai Ting Tong Logistics Co., Ltd	中國 PRC	US$5,000,000	—	50.01%	提供本集團內公司之物流服務 Logistics services for the Group

37. 主要附屬公司 (續) 37. Principal Subsidiaries (Continued)

名稱 Name	註冊成立／營業地點 Place of incorporation/operation	註冊資本／已發行股本 Registered capital/issued share capital	應佔股權比例 Proportion of ownership interest 直接 Directly	 間接 Indirectly	主要業務 Principal activity
*北京頂通物流有限公司 Beijing Ting Tong Logistics Co., Ltd.	中國 PRC	US$500,000	—	50.01%	提供物流服務 Logistics services
*廣州頂通物流有限公司 Guangzhou Ting Tong Logistics Co., Ltd.	中國 PRC	US$300,000	—	50.01%	提供物流服務 Logistics services
瀋陽頂通物流有限公司 Shenyang Ting Tong Logistics Co., Ltd.	中國 PRC	US$300,000	—	50.01%	提供物流服務 Logistics services
重慶頂通物流有限公司 Chongqing Ting Tong Logistics Co., Ltd	中國 PRC	US$300,000	—	50.01%	提供物流服務 Logistics services
康遠股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding
康權股份有限公司	台灣 Taiwan	NT$96,000,000	100%	—	投資控股 Investment holding
康俊股份有限公司	台灣 Taiwan	NT$110,000,000	100%	—	投資控股 Investment holding

* 該等附屬公司註冊為中外合資／合作企業。

* These subsidiaries are registered as Sino-foreign equity joint venture companies.

其他本集團於中國境內之附屬公司均成立及註冊為全資外商企業。

The other subsidiaries in the PRC are established and registered as wholly-owned foreign enterprises.

註冊辦事處

開曼群島大開曼喬治亞鎮
郵政信箱448號
創世紀大廈5樓

總部及主營業務地址

中國天津300457
天津經濟技術開發區
第三大街15號

香港辦事處

香港灣仔港灣道18號
中環廣場56樓5607室
電話：(852) 2511 1911
傳真：(852) 2511 7911
電子郵件：info@tingyi.com

網站

www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

股票上市及交易地點

香港聯合交易所有限公司
證券編號：322

美國預託證券 Level 1 Programme
交易代號：TCYMY

執行董事

魏應州先生 *(董事長暨行政總裁)*
井田毅先生 *(副董事長)*
吉澤亮先生 *(副行政總裁)*
吳崇儀先生
魏應交先生
井田純一郎先生

獨立非執行董事

徐信群先生
李長福先生
小川和夫先生
（於二零零八年四月一日辭任）
桑原道夫先生
（於二零零八年四月一日獲委任）

Registered Office

Genesis Building Fifth Floor P.O. Box 448
George Town Grand Cayman
Cayman Islands

Head Office and Principal Place of Business

No.15, The 3rd Street
Tianjin Economic-Technological Development Area
Tianjin 300457 PRC

Hong Kong Office

Suite 5607, 56th Floor, Central Plaza
18 Harbour Road, Wanchai, Hong Kong
Tel: (852) 2511-1911
Fax: (852) 2511-7911
E-mail: info@tingyi.com

Website

www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

Place of Listing of Shares and Trading Code

The Stock Exchange of Hong Kong Limited
Securities code: 322

ADR Level I Programme
Symbol: TCYMY

Executive Directors

Mr. Wei Ing-Chou *(Chairman and Chief Executive Officer)*
Mr. Takeshi Ida *(Vice-Chairman)*
Mr. Ryo Yoshizawa *(Vice Chief Executive Officer)*
Mr. Wu Chung-Yi
Mr. Wei Ying-Chiao
Mr. Junichiro Ida

Independent Non-executive Directors

Mr. Hsu Shin-Chun
Mr. Lee Tiong-Hock
Mr. Kazou Ogawa
(resigned on 1 April 2008)
Mr. Michio Kuwahara
(appointed on 1 April 2008)

開曼群島股份過戶登記總處

Cayman Islands Principal Share Registrar and Transfer Office

Genesis Trust & Corporate Services Ltd.
2nd Floor, Compass Centre
P.O. Box 448, George Town
Grand Cayman KY1-1106
Cayman Islands

Genesis Trust & Corporate Services Ltd.
2nd Floor, Compass Centre
P.O. Box 448, George Town
Grand Cayman KY1-1106
Cayman Islands

香港股份過戶登記分處

香港證券登記有限公司
香港
皇后大道東183號
合和中心17樓
1712-1716室

Hong Kong Branch Share Registrar and Transfer Office

Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

主要往來銀行

荷蘭合作銀行
瑞穗實業銀行
德國裕寶聯合銀行
法國興業銀行
兆豐國際商業銀行
永豐商業銀行股份有限公司
法國巴黎銀行有限公司
香港上海滙豐銀行有限公司
花旗銀行
中國建設銀行
中國工商銀行
中國銀行
中國招商銀行
中國中信銀行
中國開發銀行

Principal Bankers

Rabobank Nederland
Mizuho Corporate Bank, Ltd
Bayerische Hypo-und Vereinsbank AG
Societe Generale Corporate and Investing Banking
Mega International Commercial Bank
Bank Sinopac
BNP PARIBAS
The Hongkong and Shanghai Banking Corporation Limited
Citigroup Corporate and Investment Banking
China Construction Bank
Industrial and Commercial Bank of China
Bank of China
China Merchants Bank
China CITIC Bank
China Development Bank

法律顧問

盛德律師事務所

中國法律：

海問律師事務所

開曼群島法律：

Maples and Calder Asia

Legal Advisers

Sidley Austin

as to PRC law:

Haiwen & Partners

as to Cayman Islands law:

Maples and Calder Asia

核數師

馬賽會計師事務所有限公司
香港執業會計師

Auditors

Mazars CPA Limited
Certified Public Accountants

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立之有限公司)
(Stock Code 證券編號: 322)



*僅供識別
For identification purposes only

File No.: 82-34610

REPLY SLIP

To: Tingyi (Cayman Islands) Holding Corp. (the "Company")

I/We[1] ______________________________

of ______________________________

(as shown in the register of members) being the registered holder(s) of[2] ______________ shares of US$0.005 each in the capital of the Company, hereby inform the Company that I/We intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at the Conference Room, No.15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 2 June 2008.

Date: ______________ Signature(s): ______________

Notes:

1 Please insert full name(s) and address(es) (as shown in the register of members) in block capitals.

2 Please insert the number and class of shares registered in your name(s).

3 In order to be valid, this completed and signed reply slip shall be delivered to the Company at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 30 May 2008. This reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(在開曼群島註冊成立之有限公司)

PROXY FORM OF HOLDERS OF SHARES FOR USE AT THE ANNUAL GENERAL MEETING

The number of shares to which this proxy form relates *(note 1)*	

I/We *(note 2)* ______________________________

of ______________________________

being the registered holder(s) of *(note 3)* ______________ shares in Tingyi (Cayman Islands) Holding Corp. (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or *(note 4)* ______________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at the Conference Room, No. 15 The 3rd Avenue, Tianjin Economic - Technological Development Area, Tianjin, PRC at 3:00 p.m. on 2 June 2008 or at any adjournment thereof and in vote as such meeting or at any adjournment thereof in respect of the resolutions as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	Resolutions	For *(note 5)*	Against *(note 5)*
1.	To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31 December 2007		
2.	To declare the payment of a final dividend for the year ended 31 December 2007		
3.	To re-elect the retiring directors and authorise the Directors to fix their remuneration		
	Mr. Takeshi Ida		
	Mr. Lee Tiong-Hock		
	Mr. Wei Ying-Chiao		
	Mr. Michio Kuwahara		
4.	To re-appoint auditors of the Company and authorise the directors to fix their remuneration		
5.	To consider and approve the general mandate for issue of shares		
6.	To consider and approve the general mandate to repurchase shares in the capital of the Company		
7.	To consider and approve that the aggregate nominal amount of shares which are repurchased by the Company shall be added to the aggregate nominal amount of the shares which may be alloted pursuant to the general mandate for issue of shares		
8.	To consider and approve that the Amendment to the Articles of Association		

Dated this ______________ day of ______________ 2008 Signature(s) *(Note 6)*: ______________

Notes:

1 Please insert the number of shares in the Company registered in your name(s) and to which this proxy form relates. If no such number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 Please insert the name(s) and address(es) (as shown in the register of member(s)) in block capital(s).

3 Please insert the number of all the shares in the Company registered in your name(s).

4 If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" and insert the name of the proxy desired in the space provided. Each shareholder is entitled to appoint one or more proxies to attend and vote at the Meeting. The proxy needs not be a member of the Company. Any alteration made to this form of proxy must be signed by the person who signs it.

5 Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick either box will entitle your proxy to cast your vote at his discretion.

6 This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

7 To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or authority on behalf of the appointed, a notarially copy of that power of attorney or other authority, must be deposited at Suite 5607 56/F, Central Plaza, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting.

* *For identification purposes only*

回 條

致：Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）
本人／吾等(附註1) ____________________
地址為 ____________________
（如股東名冊所示者），為本公司股本中每股面值0.005美元股份 ____________________ 股(附註2)
之登記持有人，茲通知本公司本人／吾等擬出席（親身或以代表）本公司將於二零零八年六月二日下午三時假座中國天津天津經濟技術開發區第三大街15號本公司會議室舉行之股東週年大會。

日期：____________________　　　　簽署：____________________

附註：

1. 請以正楷填上全名及地址（如股東名冊所示者）。
2. 請填上以　閣下名義登記之股份數目及類別。
3. 回條填妥簽署後，須於二零零八年五月三十日或該日以前交回香港灣仔港灣道18號中環廣場56樓5607室本公司之辦事處方為有效。本回條可以專人送遞、郵遞、電傳或圖文傳真方式交回本公司。

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
（在開曼群島註冊成立之有限公司）

股東週年大會適用之股份持有人代表委任表格

本代表委任表格代表之股份數目 *(附註1)*	

本人／吾等 *(附註2)* ____________________
地址為 ____________________
為Tingyi (Cayman Islands) Holding Corp.（康師傅控股有限公司）（「本公司」）股份 ____________________ 股
之登記持有人 *(附註3)*，茲委任大會主席或 *(附註4)*
____________________ 為本人／吾等之代表，代表本人／吾等出席本公司於二零零八年六月二日下午三時假座中國天津天津經濟技術開發區第三大街15號本公司會議廳舉行之股東週年大會或其任何續會及在會上行事，以及在該大會（或其任何續會）上按以下指示就有關決議案投票。

	決議案	贊成 *(附註5)*	反對 *(附註5)*
1.	省覽截至二零零七年十二月三十一日止年度之經審核賬目、董事會報告及核數師報告		
2.	宣佈派發截至二零零七年十二月三十一日止年度之末期股息		
3.	重選退任之董事並授權董事會釐定其酬金		
	井田毅先生		
	李長福先生		
	魏應交先生		
	桑原道夫先生		
4.	重選本公司之核數師並授權董事會釐定其酬金		
5.	考慮及批准有關發行股份之全面授權		
6.	考慮及批准有關購回本公司股本中股份之全面授權		
7.	考慮及批准將本公司購回之股份總面額加入根據發行股份之全面授權可予配發之股份總面額之內		
8.	考慮及批准修訂公司章程		

日期：二零零八年 __________ 月 __________ 日　　　　簽署 *(附註6)*：____________________

附註：

1. 請填上以　閣下名義登記及本代表委任表格代表之本公司股份數目。如未有填上數目，則本代表委任表格將視為與登記於　閣下名下之所有本公司股份有關。
2. 請以正楷填上全名及地址（如股東名冊所示者）。
3. 請填上以　閣下名義登記之所有本公司股份數目。
4. 如擬委任大會主席以外之人士為代表，請刪去「大會主席」之字樣，並在空欄內填上欲委任之人之姓名及地址。股東有權委任一位或以上代表代其出席大會及在會上投票，而受委任之代表毋須為本公司股東。本代表委任表格之每項更正均須由簽署人加簽示可。
5. 重要提示：倘　閣下擬投票贊成任何決議案，請在「贊成」欄內加上「✓」號，倘　閣下擬投票反對任何決議案，則請在「反對」欄內加上「✓」號。倘未有在欄內「✓」號，　閣下之受委代表可酌情投票。
6. 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如持有人為公司，則本表格須另行蓋上公司印鑑，或經由董事或正式書面授權人簽署。
7. 本代表委任表格及（倘代表委任表格由持有授權書或其代授權文件之人士代表委任人簽署）經公證人簽署證明之授權書或其他授權文件副本，最遲須於大會指定舉行時間48小時前交回香港灣仔港灣道18號中環廣場56樓5607室，方為有效。

* 僅供識別

Tingyi's profit attributable to equity holders of the Company in 2007 reached US$195 million with 9.85 billion units in sales of instant noodles and 10.87 billion units in package drinks.
Master Kong products are now highly appreciated by China consumers...

康師傅控股有限公司*
TINGYI (CAYMAN ISLANDS) HOLDING CORP.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 322)

ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

US$ million	**2007**	**2006**		**Change**
• Turnover	**3,215.404**	2,331.733	↑	37.90%
• Group gross margin (%)	**31.58**	32.27	↓	0.69 ppt.
• Profit for the year	**280.948**	212.834	↑	32.00%
• Profit attributable to equity holders of the Company	**194.837**	148.925	↑	30.83%
• Earnings per share (US cents)	**3.49**	2.66	↑	0.83 US cents
• Net cash from operating activities	**486.985**	397.808	↑	22.42%
• Final dividend per ordinary share (US cents)	**1.62**	1.38	↑	0.24 US cents

INTRODUCTION

China's economy in the year 2007 continued to be on the fast track. Although the increasing inflation pressure remained a great concern for the economy, the growth was one of the fastest years in its recent economic history and its economic structure, efficiency and the well-being of the people were improved. Domestic consumption bloomed and accelerated. Average income level and spending power continued to get better, resulting in the enhancement of urban and rural consumption patterns.

Capitalizing on the booming economy, the Group actively innovated its products and incessantly explored and opened up new markets. While steadfastly securing Master Kong's leading position in both instant noodle and ready-to-drink ("RTD") tea products, we managed to leapfrog to the number one position in bottled water by market share. The results of our bakery business segment turned into profit, thanks to the new strategy. The refrigeration segment also made its strategic adjustment to cope with the changing market conditions. Thanks to the strenuous work of our various business segments, the Group's turnover achieved a new high and performed outstandingly. Hence we are confident and filled with hope that our future business will continue to thrive.

Prices of the Group main raw materials such as flour, palm oil and PET resin continued to rise, putting tremendous pressure on the Group's production costs and profitability. At the same time having to set our priorities on food safety standard and consumer satisfaction, the Group adopted a strategy that had improved its management system, refined its production management and effectively controlled its costs. Thus, our business results achieved another new high. For the year 2007, the Group's total turnover amounted to a new high of US$3,215.404 million, up 37.9% from the previous year. This results in profit attributable to equity holders of US$194.837 million, up 30.8% from that of a year ago. Earnings per share was US3.49 cent.

DIVIDENDS

Owing to the Group's 2007 excellent results and considerating the overall operation, capital expenditures, working capital requirements and cash flow of the Group, I recommend to the Board to provide a return to our shareholders for their support by increasing the final dividend payout this year. The Board will recommend at the Annual General Meeting to be held on 2 June 2008 the payment of a final dividend of US1.62 cents per share totaling US$90.537 million to shareholders whose names appear on the register of members on 2 June 2008 (shareholders who bought the Company's shares on or before 26 May 2008 should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:30 p.m. on 28 May 2008). Together with the US1.07 cents special dividend per share which was paid on 14 March 2008, total dividend per share for the year 2007 will be US2.69 cents and total amount of dividend will be US$150.336 million. Final dividend and special dividend in last year was US1.38 cents and US1.07 cents respectively. The total amount of dividend in last year was US$136.923 million.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Thursday, 29 May 2008 to Monday, 2 June 2008, both dates inclusive, during which period no transfer of shares will be effected for the purpose of determining a shareholders' list for the Annual General Meeting and the payment of the proposed final dividend.

MANAGEMENT TEAM

The number of staff employed by the Group has increased to 45,990. With the robust growth of the Chinese market and its fierce competition, human resources become a major bottleneck for the development of each enterprise. To cope with this, we have formulated a plan to continue to recruit high calibre staff. The implementation of our policy to retain talents has successfully convinced our management teams to serve the Group wholeheartedly. Also, the Group will continue to monitor critical positions and critical functions and pave ways for grooming of successors. During the year, the Group send staff of outstanding performance to Japan for training to help the Group to sustain its rapid growth in this fiercely competitive market after their return.

Finally, on behalf of the Board, I would like to take this opportunity to express our heartfelt appreciation to our shareholders, business partners and financial institutions who have given their support to our Group, and to the management teams and all other staff for their strenuous works and contributions to the Group's business development.

RESULTS

The Board of Directors of Tingyi (Cayman Islands) Holding Corp. (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 are as follows:

CONSOLIDATED INCOME STATEMENT

		2007	2006
	Note	*US$'000*	*US$'000*
Revenue	4	**3,215,404**	2,331,733
Cost of sales		**(2,199,863)**	(1,579,302)
Gross profit		**1,015,541**	752,431
Other net income		**51,340**	37,360
Distribution costs		**(614,930)**	(445,810)
Administrative expenses		**(73,200)**	(56,236)
Other operating expenses		**(50,168)**	(47,018)
Finance costs		**(19,418)**	(10,856)
Share of results of associates		**8,074**	6,860
Profit before taxation	5	**317,239**	236,731
Taxation	6	**(36,291)**	(23,897)
Profit for the year		**280,948**	212,834
Attributable to:			
Equity holders of the Company		**194,837**	148,925
Minority interests		**86,111**	63,909
Profit for the year		**280,948**	212,834
Dividends	7	**150,336**	136,923
Earnings per share	8		
Basic		**US3.49 cents**	US2.66 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

	Note	2007 *US$'000*	2006 *US$'000*
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment		**1,567,348**	1,230,375
Intangible assets		**11,701**	13,371
Interests in associates		**33,929**	42,704
Lease premium for land		**65,594**	60,047
Available-for-sale financial assets		**3,724**	10,303
Deferred tax assets		**5,379**	5,379
		1,687,675	1,362,179
Current assets			
Financial assets at fair value through profit or loss		**21,439**	32,605
Inventories		**155,217**	111,955
Trade receivables	9	**114,391**	94,239
Prepayments and other receivables		**112,807**	75,249
Pledged bank deposits		**3,030**	2,244
Bank balances and cash		**239,862**	161,676
		646,746	477,968
Current liabilities			
Trade payables	10	**334,041**	256,797
Other payables		**248,979**	174,135
Current portion of interest-bearing borrowings		**291,481**	239,761
Advance payments from customers		**43,045**	18,372
Taxation		**7,122**	6,455
		924,668	695,520
Net current liabilities		**(277,922)**	(217,552)
Total assets less current liabilities		**1,409,753**	1,144,627

	Note	2007 US$'000	2006 US$'000
Non-current liabilities			
Long-term interest-bearing borrowings		**106,946**	28,320
Other non-current payables		**2,861**	3,344
Employee benefit obligations		**7,893**	6,885
Deferred tax liabilities		**10,358**	8,089
		128,058	46,638
NET ASSETS		**1,281,695**	1,097,989
CAPITAL AND RESERVES			
Issued capital		**27,943**	27,943
Reserves		**849,382**	748,476
Proposed special dividend		**59,799**	59,799
Proposed final dividend		**90,537**	77,124
Total capital and reserves attributable to equity holders of the Company		**1,027,661**	913,342
Minority interests		**254,034**	184,647
TOTAL EQUITY		**1,281,695**	1,097,989

Notes:

1 Basis of preparation

The measurement basis used in the preparation of these financial statements is historical cost, except for financial assets at fair value through profit or loss, which have been measured at fair value as explained in the accounting policies set out below.

2 Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December each year. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-company transactions and balances within the Group are eliminated on consolidation. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests are that portion of profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the Company.

3 Adpotion of new/revised HKFRS

HKAS1 (Amendment): Capital disclosures

The amendment introduces additional disclosure requirement to provide information about the level of capital and the Group's objectives, policies and processes for management capital.

HKFRS 7: Financial instruments: Disclosures

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group's financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation.

The adoption of the HKFRS 7 and amendment added to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

4. Revenue and contribution by product

The Group operates mainly in the PRC. Revenue and contribution to the Group's profit are mainly from the PRC.

An analysis of the Group's revenue and profit attributable to equity holders of the Company by major products is set out below:

	Revenue		**Profit attributable to equity holders**	
	2007	2006	**2007**	2006
	US$'000	*US$'000*	***US$'000***	*US$'000*
Instant noodles	**1,488,086**	1,051,915	**94,167**	74,399
Beverage	**1,519,194**	1,093,354	**89,152**	67,269
Bakery	**109,660**	97,163	**4,221**	4,079
Others	**98,464**	89,301	**7,297**	3,178
Total	**3,215,404**	2,331,733	**194,837**	148,925

5. Profit before taxation

Profit before taxation is stated after charging the following:

	2007	2006
	US$'000	*US$'000*
Depreciation	**147,774**	106,902
Amortisation:		
Lease premium for land	**2,256**	1,626
Intangible assets (included in other operating expenses)	**1,670**	1,932

6. Taxation

	2007	2006
	US$'000	*US$'000*
Current tax – PRC Enterprise Income Tax		
Current year	**34,022**	22,624
Deferred taxation		
Origination and reversal of temporary differences, net	**2,269**	1,273
Total tax charge for the year	**36,291**	23,897

The Cayman Islands levies no tax on the income of the Group.

No provision for Hong Kong Profits Tax has been made as there was no assessable profit in Hong Kong for the year.

Subsidiaries in the PRC which engage in manufacture and sale of food products are subject to tax laws applicable to foreign investment enterprises in the PRC. Most of the subsidiaries are located at economic development zones and are subjected to a preferential PRC Enterprise Income Tax rate of 15%. Also, they are fully exempt from PRC Enterprise Income Tax for two years starting from the first profit-making year followed by a 50% reduction for the next three years, commencing from the first profitable year after offsetting all unexpired tax losses carried forward from the previous years ("Tax Holidays").

Under the new tax law which has taken effect as from 1 January 2008, the preferential PRC Enterprise Income Tax rate of 15% will increase gradually to 25% over five years. All Tax Holidays will expire at the end of 2012.

7. Dividends

(a) Dividends attributable to the year:

	2007	2006
	US$'000	*US$'000*
Final dividend proposed after the balance sheet date of US1.62 cents (2006: US1.38 cents) per ordinary share	**90,537**	77,124
Special dividend proposed after the balance sheet date of US1.07 cents (2006: US1.07 cents) per ordinary share	**59,799**	59,799
	150,336	136,923

At meetings held on 14 February 2008 and 21 April 2008, the directors recommended the payment of a special dividend and final dividend of US1.07 cents and US1.62 cents per ordinary share respectively.

The proposed special dividend and final dividend have not been recognised as dividend payables in the balance sheet, but will be reflected as an appropriation of retained profits for the year ending 31 December 2008.

8. Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to equity holders of the Company of US$194,837,000 (2006: US$148,925,000) and the weighted average of 5,588,705,360 (2006: 5,588,705,360) ordinary shares in issue throughout the year.

The Company has no dilutive potential ordinary shares for the years ended 31 December 2007 and 2006.

9. Trade Receivables

The majority of the Group's sales is cash-on-delivery. The remaining balances of sales are at credit terms ranging from 30 to 90 days. The ageing analysis of trade receivables (net of impairment losses for bad and doubtful debts) as at the balance sheet date is as follows:

	2007	2006
	US$'000	*US$'000*
0 - 90 days	**105,115**	87,742
Over 90 days	**9,276**	6,497
	114,391	94,239

10. Trade Payables

The ageing analysis of trade payables as at the balance sheet date is as follows:

	2007	2006
	US$'000	*US$'000*
0 - 90 days	**318,190**	242,801
Over 90 days	**15,851**	13,996
	334,041	256,797

BUSINESS REVIEW

In 2007, the PRC sustained a steady yet rapid growth in its gross domestic products ("GDP"). GDP grew up by 11.4% in the year, manifesting consecutive growths of exceeding 10% p.a. over the past four years. Sales amount of social consumables surged even further by 13.1% compared with a year before.

In 2007, the Group's turnover was US$3,215.404 million, an increase of 37.9% over 2006. The growth rates for turnover of instant noodle, beverage and bakery were 41.5%, 38.9% and 12.9% respectively. In the fourth quarter, the Group's turnover was US$717.723 million, 38.5% higher than the same period last year. The increase was mainly from sales growth in instant noodle and beverage.

During the year, in spite of the fact that the prices for main raw materials remained at a high level, the Group's gross margin only slightly decreased 0.69ppt. to 31.6% through flexible marketing strategy, effective production management and cost control. Due to the extensive advertising strategy and strengthening sales network, the distribution costs as percentage of total sales maintained at last year's level of 19.1%. Finance costs increased by 78.9% to US$19.418 million mainly due to the increase in bank borrowing for capital expenditure and purchasing of raw materials. During the year, the Group maintained a stable and healthy finance structure and a strong cash position.

In 2007 earnings before interest, tax, depreciation and amortization (EBITDA) was US$478.306 million and the profit attributable to equity holders of the company was US$194.837 million which were sharply increased substantially by 35.5% and 30.8% respectively when compared to last year. Basic earnings per share was US3.49 cents.

Instant Noodle Business

The rising raw material costs worldwide have affected the development of manufacturing industries in China. With the high prices of palm oil price and flour, China's food manufacture industry has become more difficult. Small factories with lower capacity and inefficient productivity either cease their business or pull out the market. It provides a great opportunity to the market leader to continue their business, promote the products with new flavors and strengthen the brand name in order to cater the various needs of different consumers in different location.

The Group's mainstream noodle flavor — the "Hong Shao Niu Rou Mian (soy-braised beef flavor noodle)" — has gained wide popularity among consumers throughout China. Other series of flavors such as the "Xiang La Niu Rou (Spicy Beef)", the "La Xuan Feng (Spicy Whirlwind)", the "Hai Lu Xian Hui (The Mixed Taste of Sea and Land Foods)", etc. have successfully established their image as trendy delicacies. New flavors rolled out to meet the tastes of various consumers in different locations included "Ben Bang Shao" , "You Po La Zi" , "Lao Hou Jing Soup". Also launched simultaneously were the "Lao Hou Sheng Yang" series of flavors. Concerning auxiliary brands, the launch of "Shimianbafan Gan Ban Mian" further solidified Master Kong's leading position in the rapidly growing mixed fried noodle market segment. "Mianba La Mian" has effectively satisfied consumers who crave for quality noodle. "Jin Shuang La Mian" and "Hao Zi Wei" have made their foray in the medium/low-end market segments. Thus, through the careful planning of product introductions, our noodle business flourished.

In the low price noodle market segment, we have made "Fumanduo" a primary brand. The "Super Fumanduo" aims to attract young consumers while the "Gold Mark Fumanduo" forges the "Jin Niu (Taurus)" brand. For the 2nd/3rd/4th level markets we launched the "Fumanduo Yi Wan Xiang" and the "Fumanduo" corporate brand products. In the dry and crispy segment, the "Fu Xiang Cui Da Kuai Bao" was launched to increase the brand's added value. Thus, the improved and refined product introductions has worked to grow the Group's low price market.

According to December 2007's latest survey carried out by ACNielsen on retails, Master Kong's sales volume and turnover of instant noodles respectively shared 34.5% and 47.0% of the market, among which noodles with high-end containers represented 66% of the market turnover and high-end packet noodles shared 66% of the market turnover, steadfastly securing the leading position for more than ten years.

The construction of higher efficiency manufacturing plants as well as the adoption of the TPM and 5S improvement tools have improved productivity effectively and increased production efficiency, thus alleviated the pressure on production costs from the rising raw material prices and labor cost.

The Group's instant noodle business continued to grow rapidly thanks to the good taste, the edge of brand image and quality service. By gearing up its product value, perfecting its product mix, intensively cultivating its distribution channels, building higher efficiency production plants, promoting activities such as TPM that fine tune production, and strengthening management mechanism, the Group has effectively coped with the challenging environment and grasped the opportunities, to be the leader in the instant noodle market.

In 2007, turnover for instant noodle business amounted to US$1,488.086 million, grew by 41.5% from previous year and represented 46.3% of the Group's total turnover. Although the price of main raw material of palm oil and flour increased 66% and 10% respectively in the fourth quarter, during the year, the gross margin of instant noodle only decreased by 1.3ppt. to 25.4% and gross profit increased by 34.7% compared with last year. The performance was mainly because of: (1) the adjustment on products mix, thus sales value for high-end container noodles and high-end packet noodles have grown by 45.5%; (2) the effective control of operating costs through enhancement of production efficiency; and (3) the agile pricing mechanism. Profit attributable to equity holders of instant noodle business was US$94.167 million, grew by 26.6%.

Beverage Business

In 2007, the Group's RTD tea series maintained their leading positions in the non-carbonated beverage market. While simultaneously forging a tea specialist image, we incorporated some trendy elements — the new bottle shape for green tea, new packing, the deployment of the hot balloon activity to create public attention, activating brand image and the intense communication with consumers — to effectively build a further lead over major competitors. The flagship Master Kong ice tea was used as the basis for vigorous brand promotion activities including using music as a mean to expand the ice tea market and maintain its dominating leading position.

Through the allocation of resources, narrowing the distance between the production and the target market locations and the rapid expansion of our distribution network, our bottled water made its vigorous penetration in the market. "Fresh and natural" mineralized water has been well recognised and liked by the mass consumers.

The competition in the fruit juice market turned out to be even keener. In pursuit of trendy life style, nutrition and health are the main considerations of the young consumers. With this in mind, we have selected a celebrity – Liang Jing Ru, whose image is healthy, trendy and active, to be our spokeswoman. Together with product differentiation and an agile market strategy, we have successfully managed to satisfy the consumer mass's cravings. Hence the aggregate turnover of the beverage business surged to a new high.

The latest study by ACNielsen in December 2007 showed that the sales of Master Kong's RTD tea products had a market share of 51.9%, which again took the leading position among its competitors. Bottled water shared 15.4% of the market, which jumped to become the number one brand in the country. In the area of fruit juice, the duo brands — "Fresh Daily C" and "Master Kong" — commanded a market share of 16.5%, the third place in the diluted fruit juice market.

The Group's outstanding performance in the beverage business could be attributed to its effective management mechanism and its good product mix. Advanced technological production plants and equipments have been introduced to control production process. Both ISO 9002 and HACCP systems were implemented to ensure effective product quality control throughout the processes. Processing modes within the supply chain were smoothed to ensured low-cost processing. A reliable and stable product quality has helped the Group to gain the leading position in the industry.

In 2007, turnover for beverage business increased by 38.9% to US$1,519.194 million as compared to last year and its proportion to the Group's total turnover increased to 47.2%. During the year, the prices of main raw materials maintained at a high level. Owing to the efficient production management capability, production cost was able to be controlled. However, sales value of mineralized water with a comparatively lower gross margin had grew by 67.3% causing the overall gross margin of beverage business to drop by 0.1ppt. to 36.8% with overall gross profit increased 38.5%. Profit attributable to equity holders of beverage business was US$89.152 million, an increase by 32.5%.

Bakery Business

The turnover of the bakery business segment in 2007 amounted to US$109.660 million, representing an increase of 12.9% compared with last year. In year 2007, gross margin for Bakery business was 38.3% and profit attributable to equity shareholders reached US$4.221 million. The increase in sales and profit is resulted from the promotion of core bakery products, such as the "3+2" Sandwich Cracker, Muffin and Tasty Crisp, and the refined and accurate sales strategy. According to ACNielsen's survey in December 2007, Master Kong had respective market shares of 22.7% and 25.6% in sales volume and turnover in the sandwich cracker market, a second place among the market leaders.

The Group strategies for the year 2008 are to maintain core products, execute refined and accurate sales and distribution mechanism and develop the modernization of traditional delicacies. n the bakery business segment, we strive to build the "Master Kong's bakery kingdom".

Refrigeration Business

The development of the Group's refrigeration business in 2007 was stable. Fresh Daily C Juice became the leading fruit juice brand in Eastern China and had more than 37% market share in Shanghai. The sales of Wei Chuan Active Lactobacillus Drinks increased significantly by 67% while market share in Shanghai increased to 33%. The family size Active Lactobacillus Drink package was launched in March 2007 to enhance consumption. The new Aloe flavor Active Lactobacillus Drinks was rolled out in November 2007 in order to sustain our brand image as an innovator. Wei Chuan Yogurt launched a series of healthy coarse grain products with the appealing nutrition value of barley — the building up of a "healthy, supreme and relaxing" brand image. Wei Chuan's Bernachon coffee series upgraded a new taste from its original Latte flavor and launched the "Au Lait" to suit the cravings of current consumers.

The refrigerated business's product quality management passed the reexamination of QS certification and the HACCP.

FINANCING

The Group's healthy finance structure had benefited from the stable cash flow of the Group as a result of the well-controlled trade receivables, trade payables and inventories. At the year end, the Group's cash and bank deposit amounted to US$242.892 million, an increase of US$78.972 million from previous year. The Group's total liabilities amounted to approximately US$1,052.726 million, represented an increase of US$310.568 million from US$742.158 million as at 31 December 2006. Total assets amounted to US$2.334 billion. The debt ratio calculated as total liabilities to total assets increased by 4.8 ppt. to 45.1% as compared with 31 December 2006. The increase in debt ratio was because both trade payables and long term loans have increased mainly for increases in capital expenditures and purchases of more raw materials, in line with the increase in activities.

At the end of 2007, the Group's total borrowings increased by US$130.346 million to US$398.427 million. The increase in borrowings were mainly used for the acquisition of more instant noodle and bottle water production facilities. The Group's proportion of the total borrowings denominated in foreign currency and Renminbi was 50.3% and 49.7% respectively, as compared with 60.4% and 39.6% respectively last year. The Group adjusted the proportion between long-term loans and short-term loans from the previous year's "11%: 89%" to 2007's "27%: 73%". The Group's transactions are mainly denominated in Renminbi. Appreciation in Renminbi in terms of US dollars 6.5% brought an exchange gain of US$64.355 million to the Group during the year. US$7.950 million and US$56.405 million of the exchange gain was included in the income statement and reserves from exchange translation respectively.

Financial Ratio

	For the year ended 31 December	
	2007	2006
Net Profit margin	**6.06%**	6.39%
Finished goods turnover	**8.95 Days**	9.92 Days
Trade receivables turnover	**11.84 Days**	14.00 Days
Gearing ratio (Net debt to shareholders' equity)	**0.15 Times**	0.11 Times
Debt ratio (Total liabilities to total assets)	**45.10%**	40.33%

PRODUCTION SCALE

In 2007, the Group has built instant noodle plants in Chongqing and Gaobeidian. The relocated Tianjin plant and new plants in Chengdao and Nanjing will also commence production in 2008 and 2009 respectively. These efforts will enhance the Group's leading position in the instant noodle market. In 2007, our beverage segment continued to extend its production in Shenyang, Tianjin, Xian, Qiqihar, Mudanjang River, Ningbo, Amoy, Shanghai, Nanchang, Xiangfan, Jiangmun and Shenzhen. These twelve plants have commenced production in 2007 which further enhanced the Group competitiveness.

HUMAN RESOURCES

As at 31 December 2007 the Group employed 45,990 (2006: 32,631) employees.

In 2007 the Group continued its policy to create more value of its personnel and maintained a human resources direction for its long-term competitiveness. With comprehensive development strategies on human resources, including the recruitment, training, deployment and retention of talents, the Group shall be better equipped to retain staff and groom successors.

We have an appraisal system that coordinates with the future development plan of the Group and will cultivate and assign right talents for appropriate positions and right responsibilities. To nurture our staff to becoming international professionals, we continue to send staff for overseas training to learn advanced management philosophy and technologies. We maintain a function-based training system to improve our professional training mechanism. In accordance with government policy, we will continue to monitor our human resources management regulations to avoid unnecessary operational risk. We will continue to formulate personal development plans, which include studying and formulating compensation, fringe benefit and stimulating policies, for retaining talents so that there is win-win between staff and enterprise. On 20 March 2008, the Group provided a share option scheme to some of its staff.

We recognise that talented employees is one of Master Kong's competitive edges. Consequently, we will continue to put significant emphasis on training staff, development and retention.

CORPORATE GOVERNANCE

Compliance with the Code on Corporate Governance Practices

Throughout the year ended 31 December 2007, the Company has complied with the code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that:

1. there is no separation of the role of chairman and chief executive officer. Mr. Wei Ing-Chou currently assumes the role of both the Chairman and the Chief Executive Officer of the Company;

2. all Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association; and

3. Mr. Wei Ing-Chou, the Chairman of the Board of the Company does not need to retire by rotation.

However, at present, the chairman of each of the Company's subsidiaries is responsible for the operation of the respective subsidiary. Due to the need of business development considerations, Mr. Wei Ing-Chou is required to act as the chairman of certain subsidiaries. Except for these subsidiaries, the Chief Executive Officer of the Group has not act as the Chairman of other subsidiaries. In practice, there is effective separation of the roles between the Chairman of the Company's subsidiaries and the Chief Executive Officer of the Group. Mr. Wei Ing-Chou has been in charge of the overall management of the Company since the listing of the Company in 1996. Although Mr. Wei Ing-Chou does not need to retire by rotation and assumes the role of both the Chairman and the Chief Executive Officer of the Company, the Company considers that such arrangement at this stage helps to promote the efficient formulation and implementation of the Company's strategies which will enable the Group to further develop its businesses effectively. With the above balancing mechanism of chairman of subsidiaries and the supervision of the Board and the independent non-executive directors, the interests of the shareholders are adequately and fairly represented.

The Company has taken steps towards the adoption of appropriate measures to ensure that the Company's corporate governance practices comply with the Code.

Audit Committee

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system, financial statements and internal control procedures. It also acts as an important link between the Board and the Company's auditors in matters within the scope of the group audit. Four meetings were held during the financial year ended 31 December 2007. The latest meeting of the Committee was held to review the results of the Group for the year.

Compliance with the Model Code

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the required standards as set out in the Model Code throughout the review period.

PROSPECTS

The rapid growth of China's economy has resulted in rapid urbanization. Consumption structure is upgrading. Hence, the market for domestic consumption remains to be of great potential. In 2007, the food and beverage industry sustained its long-term growth. Mergers and acquisitions, food safety and the Olympic Game became the hot topics. This year we are going to have the 2008 Olympic Game while 2010 will be the year for World Expo in China. These events will put China in the international limelight. Multinational enterprises, including those in the food and beverage industry, will be attracted to the Chinese market. These factors, coupled with the rising energy and raw material prices will make the next few years challenging for our management team. In order to keep our leading positions in the Chinese market, the Group will strive to maintain its long-term growth by pursuing a brand identity that embraces "good taste, health and safety" and through continuing new product development and marketing.

Thanks to China's blooming consumer market and the strenuous team efforts of our operations, 2007 was a year that we performed well above expectations. We remain confident for 2008. To grasp this opportunity, we will increase our investment and actively expand our production capacities in beverages and instant noodles. We will also review our non-core business investment in order to rationalize the allocation of our existing resources. Competitive products will be further explored in order to strengthen the Group's operations.

Looking forward, (1) we will continue developing instant noodles that have local flavors to maintain the leading position. We will also create our image as a fashionable instant noodle specialist to secure our leading position in the high-end market. As an overall corporate strategy, we will compete aggressively by increasing our market share in the low-price noodle market. (2) On beverage, we will continue to expand our sales to increase market shares through introduction of new products. It is expected that our beverage business will continue to grow in 2008. (3) As to the bakery and refrigeration business, we will consolidate and continue to expand the development of differentiated products. More efforts will be spent on R&D to create more products that taste good and are nutritional and healthy. (4) The Group recognises that for consumer products that command fast turnover effective and efficient distribution channels are of essence. As a result, the Group will continue with its refined sales strategy towards the opening of new market and to remain well prepared in the competitive market.

It is expected that prices of raw materials such as palm oil will continue to rise in the year 2008. The Group will continue to deploy advanced equipment to reduce unit production cost and maintain a stable gross profit margin. In order to meet with its corporate development requirements, the Group will hire talents of high calibre and will enhance its internal control management system. More effective management monitoring and supervision methods will be applied to ensure effective management throughout the Group. Production departments will focus on quality management by introducing critical production technologies and enhancing quality assurance capacity. The sales department will focus on brand building, the intense cultivation of sales channels and regulating sales and market management to walk an extra mile for sales activity.

For enterprises that face fierce market competition, it has become more and more obvious that brand identity is extremely important. Branding has become a mainstay that enterprises hinge on for survival and development. In the future, we will establish a mechanism of Enterprise Risk Management ("ERM") and implement the Corporate Identity System ("CIS") to strengthen the "Master Kong" brand reputation and awareness. We will incessantly expand our branding influence to be the avant-garde leader in the Chinese market and give impetus to the corporation's sustaining and steadfast growth.

In the first quarter of 2008, the Group had a brilliant performance with an increase of 43.6% in turnover. Such achievement can boost morale of the management team. We are confident that turnover and EBITDA will continuously achieve doubt-digit growth in 2008.

The Group has the vision and the will to forge a "centennial enterprise". We have our social objective on top of the corporate objective of profitability and while we continue to grow, we shall continue to fulfill our social responsibilities. We will strengthen our internal quality, establish a good image externally and introduce more healthy, tasteful and safe products to each and every consumer.

PURCHASE, SALE OR REDEMPTION OF SHARES

There were no other purchases, sales or redemptions of the Company's shares by the Company or any of its subsidiaries during the year.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange and the Company's website www.masterkong.com.cn in due course.

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Junichiro Ida are executive directors of the Company. Mr. Hsu Shin-Chun, Mr. Lee Tiong-Hock and Mr. Michio Kuwahara are independent non-executive directors of the Company.

By Order of the Board
Wei Ing-Chou
Chairman

Tianjin, the PRC, 21 April 2008

Website: www.masterkong.com.cn
www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 322)

NOTICE OF ANNUAL GENERAL MEETING AND AMENDMENT TO THE ARTICLES OF ASSOCIATION

NOTICE IS HEREBY GIVEN THAT THE ANNUAL GENERAL MEETING of the Company will be held at the Conference Room, No. 15, the 3rd Avenue, Tianjin Economic-Technological Development Area, Tianjin, The People's Republic of China ("PRC") on Monday, 2 June 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and the auditors for the year ended 31 December 2007;

2. To declare the payment of a final dividend for the year ended 31 December 2007;

3. To consider the re-election of the retiring directors, including Mr. Takeshi IDA, Mr. LEE Tiong-Hock, Mr. WEI Ying-Chiao and Mr. Michio KUWAHARA, whose biographical details have been disclosed in the circular, and to authorise the Directors to fix the directors' remuneration;

4. To re-appoint Mazars CPA Limited as auditors of the Company and authorize the Directors to fix their remuneration;

To consider and, if thought fit, pass the following resolutions as Ordinary Resolutions of the Company:

5. "**THAT** there be granted to the Directors an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Directors may during the Relevant Period make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors otherwise than pursuant to

(i) a Rights Issue, and

(ii) any option scheme or similiar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, shall not exceed 20 per cent of the aggregate nominal amounts of the share capital of the Company in issue as at the date of passing of this Resolution; and

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities."

6. "**THAT** there be granted to the Directors an unconditional general mandate to repurchase shares in the capital of the Company, and that the exercise by the Directors of all powers of the Company to purchase shares subject to and in accordance with all applicable laws, rules and regulations be and is hereby generally and unconditionally approved, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period;

(b) such mandate shall authorize the Directors to procure the Company to repurchase shares at such prices as the Directors may at their discretion determine;

(c) the aggregate nominal amount of the shares repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution; and

(d) for the purposes of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this Resolution by an Ordinary Resolution of the shareholders of the Company in general meeting."

7. "**THAT**, conditional upon the passing of Resolutions 5 and 6 set out above, the aggregate nominal amount of the shares which are repurchased by the Company pursuant to and in accordance with Resolution 6 above shall be added to the aggregate nominal amount of the shares which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to and in accordance with Resolution 5 above."

To consider and, if thought fit, pass the following resolution as Special Resolution of the Company:

8. "**THAT** the following amendment to the Articles of Association of the Company be and is hereby approved:

Amended from:

"12. (B) Every certificate for shares or debentures or representing any other form of security of the Company shall be issued under the seal."

Amended to:

"12. (B) Every certificate for shares, warrants, debentures or any other form of security shall be issued under the Seal or under the Securities Seal or in such other manner as the Directors may authorise. The Board may either generally or in any particular case resolve that any such Seal can be applied to the certificates by mechanical means or can be printed on them. Every instrument to which such Seal is affixed as aforesaid shall, as regards all persons dealing in good faith with the Company, be deemed to have been affixed to that instrument with the authority of the Directors previously given.""

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 21 April 2008

Notes:

1. The register of members of the Company will be closed from 29 May 2008 to 2 June 2008, both days inclusive, for the purpose of determining a Shareholders' list for the Meeting and the payment of the proposed final dividend. In order to qualify for the proposed final dividend, all transfer accompanied by the relevant share certificate must be lodged with Hong Kong Registrars Limited not later than 4:30 p.m. on Wednesday, 28 May 2008. The directors will recommend a final dividend of US1.62 cents (HK12.63 cents) per ordinary share be paid to the shareholders whose names appear on the Registers of Members as at 2 June 2008. Dividend warrants will be mailed to shareholders on or before 23 July 2008. The dividend for shareholders in Hong Kong will be paid in Hong Kong dollars.

2. Any shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3. For a shareholder who appoints more than one proxy, the voting right can only be exercised when a poll is taken.

4. The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorised in writing. The instrument appointing a proxy, and if such instrument is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarized copy of that power of attorney or other authority shall be deposited at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong not less than 48 hours before holding the Meeting.

5. Shareholders who intend to attend the meeting shall complete and lodge the attached reply slip to show their intention to attend the meeting with the Company at Suite 5607, 56/F, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong on or before 30 May 2008. The reply slip may be delivered to the Company by hand, by post, by cable or by facsimile.

By Order of the Board
Ip Pui Sum
Company Secretary

Tianjin, PRC, 21 April 2008

As at the date of this announcement, Executive Directors of the Company are Wei Ing-Chou, Takeshi Ida, Ryo Yoshizawa, Wei Ying-Chiao, Wu Chung-Yi and Junichiro Ida; the Independent Non-Executive Directors of the Company are Hsu Shin-Chu, Lee Tiong-Hock and Michio Kuwahara.

* *For identification purposes only*

END